                                                    REGISTRATION NOS. 333-
                                                                       811- 6217
                                                     FISCAL YEAR END DECEMBER 31
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-6
                             REGISTRATION STATEMENT
                                     UNDER
                         THE SECURITIES ACT OF 1933 [X]
                             OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                        PRE-EFFECTIVE AMENDMENT NO. [ ]
                        POST-EFFECTIVE AMENDMENT NO. [ ]

                            ------------------------

                            MONY VARIABLE ACCOUNT L
                             (EXACT NAME OF TRUST)

                          MONY LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                            ------------------------

                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                             FREDERICK C. TEDESCHI
                 VICE PRESIDENT AND CHIEF COUNSEL -- OPERATIONS
                          MONY LIFE INSURANCE COMPANY
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

    Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

    Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            ------------------------

STATEMENT PURSUANT TO RULE 24f-2

    The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Rule 24f-2 notice for Registrant's fiscal year ending December 31, 1997 was filed on March 31, 1998.

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

                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

ITEM NO. OF
FORM N-8B-2                      CAPTION IN PROSPECTUS
-----------                      ---------------------
1.....        Cover Page
2.....        Cover Page
3.....        Not Applicable
4.....        DISTRIBUTION OF THE POLICY
5.....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
6.....        Variable Account L
7.....        Not required
8.....        Not required
9.....        Legal Proceedings
10....        THE POLICY; INFORMATION ABOUT THE COMPANY AND THE VARIABLE
               ACCOUNT; CHARGES AND DEDUCTIONS; OTHER INFORMATION; VOTING
               OF FUND SHARES; MORE ABOUT THE POLICY
11....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE
               FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT
12....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE
               FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT
13....        THE POLICY; CHARGES AND DEDUCTIONS; THE FUNDS
14....        THE POLICY
15....        THE POLICY
16....        THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND THE
               VARIABLE ACCOUNT
17....        THE POLICY
18....        THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND THE
               VARIABLE ACCOUNT
19....        VOTING OF FUND SHARES; MORE ABOUT THE POLICY
20....        Not applicable
21....        THE POLICY
22....        Not applicable
23....        Not applicable
24....        IMPORTANT POLICY TERMS; MORE ABOUT THE POLICY
25....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
26....        Not applicable
27....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
28....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
29....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
30....        Not applicable
31....        Not applicable
32....        Not applicable
33....        Not applicable
34....        Not applicable

ITEM NO. OF
FORM N-8B-2                      CAPTION IN PROSPECTUS
-----------                      ---------------------
35....        MORE ABOUT THE POLICY
36....        Not applicable
37....        Not applicable
38....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; MORE
               ABOUT THE POLICY
39....        MORE ABOUT THE POLICY
40....        Not applicable
41....        MORE ABOUT THE POLICY
42....        Not applicable
43....        Not applicable
44....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE
               POLICY; MORE ABOUT THE POLICY
45....        Not applicable
46....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE
               POLICY; MORE ABOUT THE POLICY
47....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE
               POLICY; MORE ABOUT THE POLICY
48....        Not applicable
49....        Not applicable
50....        INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
51....        Cover Page; INFORMATION ABOUT THE COMPANY AND THE VARIABLE
               ACCOUNT; THE POLICY; MORE ABOUT THE POLICY
52....        OTHER INFORMATION
53....        OTHER INFORMATION
54....        Not applicable
55....        Not applicable
56....        Not required
57....        Not required
58....        Not required
59....        FINANCIAL STATEMENTS

                                     PART I

                     (INFORMATION REQUIRED IN A PROSPECTUS)

                                   PROSPECTUS
                            Dated             , 1999

                    Variable Universal Life Insurance Policy

MONY Life Insurance Company issues a variable universal life insurance policy described in this Prospectus. Among the policy's many terms are:

Allocation of Premiums and Cash Values:

- You can tell us what to do with your premium payments. You can also tell us what to do with the cash values your policy may create for you resulting from those premium payments.

     - You can tell us to place them into a separate account. That separate account is called MONY Variable Account L.

        - If you do, you can also tell us to place your premium payments and cash values into any or all of 14 different subaccounts. Each of these subaccounts seeks to achieve a different investment objective. If you tell us to place your premium payments and cash values into one or more subaccounts of the separate account, you bear the risk that the investment objectives will not be met. That risk includes your not earning any money on your premium payments and cash values and also that your premium payments and cash values may lose some or all of their value.

     - You can also tell us to place some or all of your premium payments and cash values into our account. Our account is called the Guaranteed Interest Account. If you do, we will guarantee that those premium payments and cash values will not lose any value. We also guarantee that we will pay not less than 4.5% interest annually. We may pay more than 4.5% if we choose. Premium payments and cash values you place into the Guaranteed Interest Account become part of our assets.

Death Benefit:

- We will pay a death benefit if you die before you reach age 100 while the policy is in effect. That death benefit will never be less than amount specified in the policy. It may be greater than the amount specified if the policy's cash values increase.

Living Benefits:

- You may ask for some or all of the policy's cash value at any time. If you do, we may deduct a surrender charge. You may borrow up to 90% of the policy's cash value from us at any time. You will have to pay interest to us on the amount borrowed.

Charges and Fees:

- The policy allows us to deduct certain charges from the cash value. These charges are detailed in the policy and in this prospectus.

                THESE ARE ONLY SOME OF THE TERMS OF THE POLICY.
 PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE COMPLETE DETAILS OF THE POLICY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus comes with prospectuses for the MONY Series Fund, Inc. and Enterprise Accumulation Trust. You should read these prospectuses carefully and keep them for future reference.

                            MONY Variable Account L
                          MONY Life Insurance Company
                    1740 Broadway, New York, New York 10019
                                 1-800-487-6669

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary of the Policy.......................................  1
  Important Policy Terms....................................  1
  Purpose of the Policy.....................................  1
  Policy Premium Payments and Values........................  1
  The Death Benefit.........................................  2
  Premium Features..........................................  3
  Variable Account L........................................  3
  Allocation Options........................................  4
  Transfer of Fund Value....................................  4
  Policy Loans..............................................  4
  Full Surrender............................................  4
  Partial Surrender.........................................  4
  Right to Return Policy Period.............................  4
  Grace Period and Lapse....................................  5
  Charges and Deductions....................................  5
  Tax Treatment of Increases in Fund Value..................  5
  Tax Treatment of Death Benefit............................  5
  Riders....................................................  5
  Contacting the Company....................................  6
Flow Chart..................................................  7
Detailed Information About the Company and MONY Variable
  Account L.................................................  8
  MONY Life Insurance Company...............................  8
  Year 2000 Issue...........................................  8
  MONY Variable Account L...................................  10
The Funds...................................................  13
  MONY Series Fund, Inc. ...................................  13
  Enterprise Accumulation Trust.............................  14
  Purchase of Portfolio Shares by MONY Variable Account L...  16
Detailed Information About the Policy.......................  17
  Application for a Policy..................................  17
  Right to Examine a Policy -- Right to Return Policy
     Period.................................................  18
  Premiums..................................................  19
  Guaranteed Death Benefit..................................  19
  Allocation of Net Premiums................................  21
  Death Benefits under the Policy...........................  21
  Changes in Specified Amount...............................  23
  Other Optional Insurance Benefits.........................  25
  Benefits at Maturity and Maturity Extension Rider.........  27
  Policy Values.............................................  27
  Determination of Fund Value...............................  27
  Calculating Unit Values for Each Subaccount...............  28
  Determining Fund Value....................................  30
  Transfer of Fund Value....................................  30
  Right to Exchange Policy..................................  31
  Policy Loans..............................................  31
  Full Surrender............................................  32

                                                              PAGE
                                                              ----
  Partial Surrender.........................................  32
  Grace Period and Lapse....................................  33
Charges and Deductions......................................  35
  Fees and Expenses of the Funds............................  40
  Guarantee of Certain Charges..............................  41
Other Information...........................................  41
  Federal Income Tax Considerations.........................  41
  Charge for Company Income Taxes...........................  45
  Voting of Fund Shares.....................................  45
  Disregard of Voting Instructions..........................  46
  Report to Policy Owners...................................  46
  Substitution of Investments and Right to Change
     Operations.............................................  46
  Changes to Comply with Law................................  47
Performance Information.....................................  47
The Guaranteed Interest Account.............................  48
  General Description.......................................  48
  Death Benefit.............................................  49
  Policy Changes............................................  49
  Transfers.................................................  49
  Surrenders and Policy Loans...............................  49
More About the Policy.......................................  50
  Ownership.................................................  50
  Beneficiary...............................................  50
  Notification and Claims Procedures........................  50
  Payments..................................................  51
  Payment Plan/Settlement Provisions........................  51
  Payment in Case of Suicide................................  51
  Assignment................................................  51
  Errors on Application.....................................  52
  Incontestability..........................................  52
  Policy Illustrations......................................  52
  Distribution of the Policy................................  52
More About the Company......................................  53
  Management................................................  53
  State Regulation..........................................  53
  Telephone Transfer Privileges.............................  54
  Legal Proceedings.........................................  54
  Legal Matters.............................................  54
  Registration Statement....................................  54
  Independent Accountants...................................  55
  Financial Statements......................................  F-1

                             SUMMARY OF THE POLICY

     This summary provides you with a brief overview of the more important aspects of your policy. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your policy. This summary and the entire prospectus will describe the part of the policy involving MONY Variable Account L. The prospectus also
briefly will describe the Guaranteed Interest Account on page   . The Guaranteed
Interest Account is also described in your policy. BEFORE PURCHASING A POLICY, WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY.

IMPORTANT POLICY TERMS

     We are providing you with definitions for the following terms to make the description of the policy provisions easier for you to understand.

     Outstanding Debt -- The unpaid balance of any loan which you request on the policy. The unpaid balance includes accrued loan interest which is due and has not been paid by you.

     Loan Account -- An account to which amounts are transferred from the subaccounts of MONY Variable Account L and the Guaranteed Interest Account as collateral for any loan you request. We will credit interest to the Loan Account at a rate not less than 4.5%. The Loan Account is part of the Company's General Account.

     Fund Value -- The sum of the amounts under the policy held in each subaccount of MONY Variable Account L the Guaranteed Interest Account, and the Loan Account.

     Cash Value -- The Fund Value of the policy less any surrender charge and any Outstanding Debt.

     Minimum Monthly Premium -- The amount the Company determines is necessary to keep the policy in effect for the first three policy years. In certain cases, this also applies to the first three policy years following an increase in the Specified Amount.

     Guaranteed Interest Account -- This account is part of the general account of MONY Life Insurance Company (the "Company"). You may allocate all or a part of your net premium payments to this account. This account will credit you with a fixed interest rate (which will not be less than 4.5%) declared by the Company. (For more detailed information, see "The Guaranteed Interest Account,"
page   .)

     Specified Amount -- The minimum death benefit for as long as the policy remains in effect.

     Business Day -- Each day that the New York Stock Exchange is open for trading. It is also any other day on which there is sufficient trading in the securities owned by a portfolio of the Funds to materially affect the unit value of the corresponding subaccount of MONY Variable Account L.

PURPOSE OF THE POLICY

     The policy offers insurance protection on the life of the insured. If the insured is alive on the anniversary of the policy date when the insured is age 100, a maturity benefit will be paid instead of a death benefit. The policy provides a death benefit equal to (a) its Specified Amount, or (b) its Specified Amount plus accumulated of Cash Value. The policy also provides surrender and loan privileges. The policy offers a choice of investment alternatives and an opportunity for the policy's Fund Value and its death benefit, to grow based on investment results. In addition, you, as owner of the policy, choose the amount and frequency of premium payments, within certain limits.

POLICY PREMIUM PAYMENTS AND VALUES

     The premium payments you make for the policy are received by the Company. From those premium payments, the Company makes deductions to pay premium and other taxes imposed by state and local governments. The Company makes deductions to cover the cost to the Company of a deferred acquisition tax imposed by the United States government. The Company will also deduct a Sales Charge to cover the costs of making the policies available to the public. After deduction of these charges, the amount remaining is called the net premium payment.

     You may allocate net premium payments among the various subaccounts of MONY Variable Account L and/or the Guaranteed Interest Account. As owner of the policy, you may give the right to allocate net premium payments to someone else.

     The net premium payments you allocate among the various subaccounts of MONY Variable Account L may increase or decrease in value on any day depending on the investment experience of the subaccounts you select. Your death benefit may or may not increase or decrease depending on several factors including the death benefit option you choose. The death benefit will never decrease below the Specified Amount of your policy.

     Net premium payments you allocate to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 4.5%.

     The value of the net premium payments you allocate to MONY Variable Account L and to the Guaranteed Interest Account are called the Fund Value. There is no guarantee that the policy's Fund Value and death benefit will increase. You bear the risk that the net premiums and Fund Value allocated to MONY Variable Account L may be worth more or less while the policy remains in effect.

     If you cancel the policy and return it to the Company during the Right to Return Period, your premium payments will be returned by the Company. After the Right to Return Period, you may cancel your policy by surrendering it to the Company. The Company will pay you the Fund Value minus a charge if you cancel your policy during the first fifteen years since the policy was issued or the Specified Amount increased. The Company will also deduct any amount you have borrowed from it from the amount it will pay you. The Fund Value minus Surrender Charges and minus the amount of debt outstanding from loans you have received is called the Cash Value of the policy.

     Charges and fees such as the cost of insurance, administrative charges, and mortality and expense risk charges are imposed by the policy. These charges and fees are deducted by the Company from the policy's Cash Value and are described in further detail below.

     The policy remains in effect until the earliest of:

     A grace period expires without the payment of sufficient additional premium to cover policy charges or repayment of the Outstanding Debt.

     - Age 100.

     - Death of the insured.

     - Full surrender of the policy.

     Generally, the policy remains in effect only as long as the Cash Value is sufficient to pay all monthly deductions. However, during the first three years the policy is in effect, the Company will determine an amount which if paid during those first three policy years will keep the policy and all rider coverages in effect for the first three policy years even if the Cash Value of the policy is zero. This amount is called the Minimum Monthly Premium. If you increase the Specified Amount during the first three policy years, you must pay the Minimum Monthly Premium for three more years after the increase. A Guaranteed Death Benefit Rider is also available at the time you purchase the policy. It will extend the time during which the Specified Amount of the policy and most riders may remain in effect The Guaranteed Death Benefit Rider requires the payment of an agreed upon amount of premiums and is discussed below.

THE DEATH BENEFIT

     The minimum initial Specified Amount is $50,000. You may elect one of two options to compute the amount of death benefit payable under the policy. Your selection may increase the death benefit.

     Option 1 -- The death benefit equals the greater of:

          (a) The Specified Amount, or

          (b) Fund Value multiplied by a death benefit percentage required by the federal tax law definition of life insurance.

          If you choose Option 1, favorable investment performance will reduce the cost you pay for the death benefit. This reduction will decrease the deduction from Fund Value and

     Option 2 -- The death benefit equals the greater of:

          (a) The Specified Amount of the policy, plus the Fund Value, or

          (b) The Fund Value multiplied by a death benefit percentage required by the federal tax law definition of life insurance.

          If you choose Option 2, favorable investment performance will increase the Fund Value of the Policy which in turn increases insurance coverage.

The Fund Value used in these calculations is the Fund Value as of the date of the insured's death.

     You may change the death benefit option and increase or decrease the Specified Amount, subject to certain conditions. See "Death Benefits Under the
Policy," page   .

     When you apply for insurance, you can purchase the Guaranteed Death Benefit Rider. This rider provides a guarantee that the Specified Amount under the policy and most rider coverages will remain in effect until the later of (a) the insured's age 70, or (b) ten years from the date of the policy, regardless of
the policy's Cash Value. See "Guaranteed Death Benefit Rider," page   .

PREMIUM FEATURES

     You must pay premiums equal to at least the amount necessary to keep the policy in effect for the first three policy years. After that, subject to certain limitations, you may choose the amount and frequency of premium payments as your financial situation and needs change.

     When you apply for a policy, you determine the level amount you intend to pay at fixed intervals over a specified period of time. You elect to receive a premium notice on an annual, semiannual, or quarterly basis. However, you may choose to skip or stop making premium payments, your policy continues in effect until the Cash Value can no longer cover (1) the monthly deductions from the Fund Value for your policy, and (2) any optional insurance benefits added by rider. You may pay premiums under the electronic funds transfer program. Under this program, you authorize the Company to withdraw the amount you determine from your checking account each month.

     The amount, frequency and period of time over which you pay premiums may affect whether or not the policy will be classified as a modified endowment contract. You will find more information on the tax treatment of life insurance contracts, including modified endowment contracts under "Federal Income Tax
Considerations," page   .

     The payment of premiums you specified on the application will not guarantee
that your policy will remain in effect. See "Grace Period and Lapse," page   .
If any premium payment would result in an immediate increase in the net amount at risk, the Company may, (1) reject a part of the premium payment, or (2) limit the premium payment, unless you provide satisfactory evidence of insurability.

MONY VARIABLE ACCOUNT L

     MONY Variable Account L is a separate investment account whose assets are
owned by the Company. See "MONY Variable Account L" on page   .

ALLOCATION OPTIONS

     You may allocate premium payments and Fund Values among the various subaccounts of MONY Variable Account L. Each of the subaccounts uses premium payments and Fund Values to purchase shares of a designated portfolio of the MONY Series Fund or the Enterprise Accumulation Trust. The subaccounts available to you and the investment objectives of each available subaccount are described
in detail beginning on page   .

TRANSFER OF FUND VALUE

     You may transfer Fund Value among the subaccounts. Subject to certain limitations, you may also transfer between the subaccounts and the Guaranteed Interest Account. Transfers may be made by telephone if the proper form has been completed, signed and filed at the Company's Syracuse Operations Center. See
Transfer of Fund Value," page   .

POLICY LOANS

     You may borrow up to 90% of your policy's Cash Value from the Company. Your policy will be the only security required for a loan. See "Policy Loans," page
  .

     The amount of Outstanding Debt is subtracted from your death benefit. Your Outstanding Debt is repaid from the proceeds of a full surrender. See "Full
Surrender," page   . Outstanding Debt may also affect the continuation of the
policy. See "Grace Period and Lapse," page   . The Company charges interest on
policy loans. If you do not pay the interest when due, the amount due will be borrowed from the policy's Cash Value and will become part of the Outstanding Debt.

FULL SURRENDER

     You can surrender the policy during the insured's lifetime and receive its Cash Value, which equals (a) Fund Value, minus (b) any surrender charge, and
minus (c) any Outstanding Debt. See "Full Surrender," page   .

PARTIAL SURRENDER

     You may request a partial surrender if your Cash Value after the deduction of the requested surrender amount and any fees is greater than $500. If the requested amount exceeds the amount available, we will reject your request and return it to you. A partial surrender will decrease the Specified Amount. See
"Partial Surrender," at page   .

     Partial surrenders must be for at least $500. A partial surrender fee of $10 will be assessed against the remaining Fund Value. There is no surrender charge assessed on a partial surrender.

RIGHT TO RETURN POLICY PERIOD

     You have the right to examine the policy when you receive it. You may return the policy for any reason and obtain a full refund of the premium you paid if you return your policy within 10 days (or longer in some states) after you receive it. You may also return the policy within 45 days after the date you sign the application for the policy. During the Right to Return Policy Period, net premiums will be kept in the general account of the Company and will earn interest at an annual rate of 4.5%. See "Right to Examine a Policy -- Right to
Return Policy Period," page   .

GRACE PERIOD AND LAPSE

     Your policy will remain in effect as long as:

          (1) it has a Cash Value greater than zero;

          (2) you have purchased the Guaranteed Death Benefit Rider, and you have met all the requirements of that Rider; or

          (3) during the first three policy years if on each monthly anniversary the sum of the premiums paid minus the sum of partial surrenders (excluding related fees) and any Outstanding Debt, is greater than or equal to the Minimum Monthly Premium times the number of months your policy has been in effect. If you increase the Specified Amount during the first three policy years, you must continue paying the Minimum Monthly Premium for an additional three policy years from the date of the increase.

     If the policy is about to terminate (or Lapse), we will give you notice that you must pay additional premiums. That notice will tell you what the minimum amount you must pay is if the policy is to remain in effect and the date by which we must receive that amount (this period is called the "grace period").

     In addition, we calculate each month whether you have paid the premiums required to be paid by your Guaranteed Death Benefit Rider. See "Guaranteed
Death Benefits," page   . If your policy does not meet the test on that date, a
notice will be sent to you giving you 61 days from its date to make additional
payments to the Rider. See "Grace Period and Lapse," page   .

     You must understand that after the first three policy years, the policy can lapse even if the scheduled premium payments are made unless you have made all the premium payments required by the Guaranteed Death Benefit Rider.

CHARGES AND DEDUCTIONS

     The policy provides for the deduction of the various charges, costs, and expenses imposed by the policy provisions from the Fund Value of the policy.
These deductions are summarized in the table on pages   -  .

TAX TREATMENT OF INCREASES IN FUND VALUE

     The federal income tax laws generally tie the taxation of Fund Values to your receipt of those Fund Values. This policy is currently subject to the same federal income tax treatment as fixed life insurance. Certain policy loans may be taxable. You can find information on the tax treatment of the policy under
"Federal Income Tax Consideration," on page   .

TAX TREATMENT OF DEATH BENEFIT

     Generally, the death benefit will be fully excludable from the gross income of the beneficiary under the Internal Revenue Code. Thus the death benefit received by the beneficiary at the death of the insured will not be subject to federal income taxes when received by the beneficiary. Also a death benefit paid by this policy is currently subject to federal income tax treatment as a death benefit paid by a fixed life insurance policy. See "Federal Income Tax
Considerations," page   .

RIDERS

     Additional optional insurance benefits may be added to the policy by an addendum called a rider. There are nine riders available with this policy:

     - Guaranteed Death Benefit Rider

     - Spouse's Term Rider

     - Children's Term Insurance Rider

     - Accidental Death and Dismemberment Rider

     - Purchase Option Rider

     - Waiver of Monthly Deductions Rider

     - Waiver of Specified Premium Rider

     - Term Life Term Insurance Rider

     - Maturity Extension Rider

CONTACTING THE COMPANY

     All written requests, notices, and forms required by the policies, and any questions or inquiries should be directed to the Company's Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

     The following chart may help you to understand how the policy works.

                       [HOW THE POLICY WORKS FLOW CHART]

                     DETAILED INFORMATION ABOUT THE COMPANY
                          AND MONY VARIABLE ACCOUNT L

MONY LIFE INSURANCE COMPANY

     MONY Life Insurance Company issues the policy. In this prospectus MONY Life Insurance Company is called the "Company." The Company is a stock life insurance company organized in the State of New York. The Company is currently licensed to sell life insurance and annuities in all 50 states of the United States, the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

     The principal office of the Company is located at 1740 Broadway, New York, New York 10019. The Company was founded in 1842 as The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization does not have any material effect on the Company, MONY Variable Account L, or the policies.

     At January 1, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was A-(Excellent). This rating is based upon an analysis of financial condition and operating performance through the end of 1996. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

     The Company intends to administer the policies itself.

     MONY Securities Corporation, a wholly owned subsidiary of the Company, is the principal underwriter for the policies.

YEAR 2000 ISSUE

     The Year 2000 issue is the result of widespread use of computer programs which use two digits (rather than four) to define a year. By use of a two-digit field, the industry avoided the greater cost of additional mainframe capacity. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or in miscalculations.

  State of Readiness

     In 1996, the Company initiated a formal Year 2000 Project to resolve the Year 2000 issue. The scope of the Project was identified, and funding was established. In early 1997, the Company retained Command Systems, Inc., and Keane, Inc. to assist the Company in bringing the Company's computer and information systems into Year 2000 compliance. The Company's overall goal for information technology ("IT") related items is to have business-critical hardware and software compliant by December 31, 1998, with additional testing and enterprise end-to-end testing occurring in 1999. MONY has also retained Technology Resource Solutions to assist in the evaluation of Year 2000 issues affecting the Company's non-IT systems in facilities and equipment which may contain date logic in embedded chips. MONY's overall goal is to have all non-IT systems compliant by mid-1999.

     The scope of the Project includes:

     - ensuring the compliance of all applications, operating systems and hardware on mainframe, PC and LAN platforms;

     - ensuring the compliance of voice and data network software and hardware; addressing issues related to non-IT systems in buildings, facilities and equipment which may contain date logic in embedded chips; and

     - addressing the compliance of key vendors and other third parties.

          The phases of the Project are:

          (i) inventorying Year 2000 items and assigning priorities;

          (ii) assessing the Year 2000 compliance of items;

          (iii) remediating or replacing items that are determined not to be Year 2000 compliant;

          (iv) testing items for Year 2000 compliance; and

          (v) designing and implementing Year 2000 contingency and business continuity plans.

     To determine that all IT systems (whether internally developed or purchased) are Year 2000 compliant, each system is tested using a standard testing methodology which includes unit testing, baseline testing, and future date testing. Future date testing includes critical dates near the end of 1999 and into the year 2000, including leap year testing. For business-critical non-IT systems in buildings, facilities and equipment, approximately 50% had been remediated as of September 30, 1998.

     The inventory and assessment phases of the Project were completed prior to
mid 1998. At December 31, 1998, approximately      % of the Company's
application systems had been remediated, tested and re-implemented into
production. Approximately      % of the operating systems, systems software, and
hardware for mainframe, PC and LAN platforms were deemed compliant based on information supplied by vendors verbally, in writing, or on the vendor's
Internet site. Of the IT business critical items, approximately      % were
compliant and tested by December 31, 1998. Approximately      % of non-IT
business critical items had been remediated as of December 31, 1998. Ongoing testing for Year 2000 compliance will continue in 1999, and is expected to be completed by mid-1999.

     As part of the Project, significant service providers, vendors, suppliers, and other third parties that are believed to be critical to business operations after January 1, 2000, have been identified and steps are being undertaken in an attempt to reasonably ascertain their stage of Year 2000 readiness through questionnaires, interviews, on-site visits, and other available means.

  Costs

     The estimated total cost of the Year 2000 Project is approximately $26.0 million. The total amount expended on the Project through December 31, 1998 was
$          million which includes $          million for external vendor costs,
and $          million for internal costs. The estimated future cost of
completing the Year 2000 Project is estimated to be approximately $
million, which includes $          million for external vendor costs, and
$          million for internal costs. These amounts include costs associated with the current development of contingency plans.

  Risks

     The Company believes that completed and planned modifications and conversions of its internal systems and equipment will allow it to be Year 2000 compliant in a timely manner. There can be no assurance, however, that the Company's internal systems or equipment or those third parties on which the Company relies will be Year 2000 compliant in a timely manner or that the Company's or third parties' contingency plans will mitigate the effects of any noncompliance. The failure of the systems or equipment of the Company or third parties (which the Company believes is the most reasonable likely worst case scenario) could affect the distribution and sale of life insurance, annuity and investment products and could have a material effect on the Company's financial position and results of operations.

  Contingency Plans

     The Company has retained outside consultants to assist in the development of Business Continuity Plans, which includes identification of third party service providers, information systems, equipment, facilities, and other items which are mission critical to the operation of the business. In conjunction with this effort, the Company is developing a Year 2000 Contingency Plan to address failures due to the Year 2000 problem of third parties and other items, which are critical to the ongoing operation of the business. The Contingency Plan includes the performance of alternate processing as well as consideration for changing third party service providers, vendors, and suppliers if necessary. The scheduled date for completion of the Contingency Plan is mid 1999. The Company believes that due to the pervasive nature of potential Year 2000 issues, the contingency planning process is an ongoing one that will require further modifications as the Company obtains additional information regarding the status of third party Year 2000 readiness.

     MONY Series Fund and the Accumulation Trust have reviewed their investment advisers and other suppliers of services with respect to the Year 2000 issue. MONY Series Fund and the Accumulation Trust prospectuses, which are included in the Prospectus Portfolio, contain the results of these reviews. See MONY Series
Fund prospectus at page   . Accumulation Trust prospectus at page   .

MONY VARIABLE ACCOUNT L

     MONY Variable Account L is a separate investment account of the Company. Presently, only premium payments and cash values of flexible premium variable life insurance policies are permitted to be allocated to MONY Variable Account
L. The assets in MONY Variable Account L are kept separate from the general account assets and other separate accounts of the Company.

     The Company owns the assets in MONY Variable Account L. The Company is required to keep assets in MONY Variable Account L that equal the total market value of the policy liabilities funded by MONY Variable Account L. Realized or unrealized income gains or losses of MONY Variable Account L are credited or charged against MONY Variable Account L assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the policies are assets of MONY Variable Account L. MONY Variable Account L assets are not chargeable with liabilities of the Company's other businesses.

     Fund Values of the policy during the Right to Return Period and Fund Values allocated to the Guaranteed Interest Account are held in the Company's general account. The Company's general account assets are subject to the liabilities from the businesses the Company conducts. In addition, the Company may transfer to its general account any assets that exceed anticipated obligations of MONY Variable Account L. All obligations of the Company under the policy are general corporate obligations of the Company. The Company may accumulate in MONY Variable Account L proceeds from various policy charges and investment results applicable to those assets.

     MONY Variable Account L was authorized by the Board of Directors of the Company and established under New York law on November 28, 1990. MONY Variable Account L is registered with the SEC as a unit investment trust. The SEC does not supervise the administration or investment practices or policies of MONY Variable Account L.

     MONY Variable Account L is divided into subdivisions called subaccounts. There are currently fourteen subaccounts available to you. Each subaccount invests exclusively in shares of a designated portfolio of MONY Series Fund, Inc. and Enterprise Accumulation Trust (collectively called the "Funds"). For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. In the future, the Company may establish additional subaccounts within MONY Variable Account L. Future subaccounts may invest in other portfolios of the Funds or in other securities. Not all subaccounts are available to you.

     The following table lists the subaccounts of MONY Variable Account L that are available to you, their respective investment objectives, and which Fund portfolio shares are purchased:

   --------------------------------------------------------------------------------------------
      SUBACCOUNT AND DESIGNATED PORTFOLIO                   INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   THE MONEY MARKET SUBACCOUNT                   Maximum current income consistent with
                                                 preservation of capital and maintenance of
   This subaccount purchases shares of the       liquidity. Attempts to achieve objective
   MONY Series Fund, Inc. Money Market           by investing in money market instruments.
   Portfolio.
   --------------------------------------------------------------------------------------------

   THE GOVERNMENT SECURITIES SUBACCOUNT          Maximum current income over the
                                                 intermediate term consistent with the
   This subaccount purchases shares of the       preservation of capital. Attempts to
   MONY Series Fund, Inc. Government             achieve objective through investment in
   Securities Portfolio.                         highly-rated debt securities, U.S.
                                                 government obligations, and money market
                                                 instruments, with a dollar weighted
                                                 average life of up to ten years at the
                                                 time of purchase.
   --------------------------------------------------------------------------------------------

   THE INTERMEDIATE TERM BOND SUBACCOUNT         Maximize income over the intermediate term
                                                 consistent with the preservation of
   This subaccount purchases shares of the       capital. Seeks to achieve objective by
   MONY Series Fund, Inc. Intermediate Term      investing in highly rated debt securities,
   Bond Portfolio.                               U.S. Government obligations, and money
                                                 market instruments, together having a
                                                 dollar-weighted average life of between 4
                                                 and 8 years.
   --------------------------------------------------------------------------------------------

   THE LONG TERM BOND SUBACCOUNT                 Maximize income over the longer term
                                                 consistent with preservation of capital.
   This subaccount purchases shares of the       Seeks to achieve objective by investing in
   MONY Series Fund, Inc. Long Term Bond         highly-rated debt securities, U.S.
   Portfolio.                                    Government obligations, and money market
                                                 instruments, together having a
                                                 dollar-weighted average life of more than
                                                 8 years.
   --------------------------------------------------------------------------------------------

   THE EQUITY INCOME SUBACCOUNT                  Invests in a combination of growth and
                                                 income to achieve an above average and
   This subaccount purchases shares of the       consistent total return, primarily from
   Enterprise Accumulation Trust Equity          investments in dividend paying common
   Income Portfolio.                             stocks.
   --------------------------------------------------------------------------------------------

   THE GROWTH AND INCOME SUBACCOUNT              Seeks total return in excess of the total
                                                 return of the Lipper Growth and Income
   This subaccount purchases shares of the       Mutual Funds Average measured over anew
   Enterprise Accumulation Trust Growth and      period of three to five years, by
   Income Portfolio.                             investing in a broadly diversified group
                                                 of large capitalization stocks.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
      SUBACCOUNT AND DESIGNATED PORTFOLIO                   INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   THE GROWTH SUBACCOUNT                         Capital appreciation, primarily from
                                                 investments in common stocks.
   This subaccount purchases shares of the
   Enterprise Accumulation Trust Growth
   Portfolio.
   --------------------------------------------------------------------------------------------

   THE EQUITY SUBACCOUNT                         Long-term capital appreciation. Seeks to
                                                 achieve this objective by investing in a
   This subaccount purchases shares of the       diversified portfolio of primarily equity
   Enterprise Accumulation Trust Equity          securities selected on the basis of a
   Portfolio.                                    value-oriented approach to investing.
   --------------------------------------------------------------------------------------------

   THE CAPITAL APPRECIATION SUBACCOUNT           Maximum capital appreciation, primarily
                                                 through investment in common stocks of
   This subaccount purchases shares of the       companies that demonstrate accelerating
   Enterprise Accumulation Trust Capital         earnings momentum and consistently strong
   Appreciation Portfolio.                       financial characteristics.
   --------------------------------------------------------------------------------------------

   THE MANAGED SUBACCOUNT                        Provide growth of capital over time. Seeks
                                                 to achieve investment objective by
   This subaccount purchases shares of the       investing in a portfolio consisting of
   Enterprise Accumulation Trust Managed         common stocks, bonds and cash equivalents,
   Portfolio.                                    the percentage of which vary over time
                                                 based on the investment manager"
                                                 assessment of the relative investment
                                                 values.
   --------------------------------------------------------------------------------------------

   THE SMALL COMPANY GROWTH SUBACCOUNT           Capital appreciation by investing
                                                 primarily in common stocks of small
   This subaccount purchases shares of the       capitalization companies believed by the
   Enterprise Accumulation Trust Small           portfolio manager to have an outlook for
   Company Growth Portfolio.                     strong earnings growth and potential for
                                                 significant capital appreciation.
   --------------------------------------------------------------------------------------------

   THE SMALL COMPANY VALUE SUBACCOUNT            Capital appreciation. Pursues its
                                                 investment objective by investing in a
   This subaccount purchases shares of the       diversified portfolio of primarily equity
   Enterprise Accumulation Trust Small           securities of companies with market
   Company Value Portfolio.                      capitalization of under $1 billion.
   --------------------------------------------------------------------------------------------

   THE INTERNATIONAL GROWTH SUBACCOUNT           Capital appreciation. Pursues its
                                                 investment objective primarily through a
   This subaccount purchases shares of the       diversified portfolio of non-United States
   Enterprise Accumulation Trust                 equity securities.
   International Growth Portfolio.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
      SUBACCOUNT AND DESIGNATED PORTFOLIO                   INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   THE HIGH YIELD BOND SUBACCOUNT                Maximum current income. Seeks to meet its
                                                 investment objective primarily by
   This subaccount purchases shares of the       investing in debt securities that are
   Enterprise Accumulation Trust High Yield      rated Ba or lower by Moody's Investors
   Bond Portfolio.                               Service, Inc. or BB or lower by Standard &
                                                 Poor's Corporation. These lower rated
                                                 bonds are commonly referred to as "Junk
                                                 Bonds." Bonds of this type are considered
                                                 to be speculative with regard to the
                                                 payment of interest and return of
                                                 principal. Investment in these types of
                                                 securities has special risks and
                                                 therefore, may not be suitable for all
                                                 investors. Investors should carefully
                                                 assess the risks associated with
                                                 allocating premium payments to this
                                                 subaccount.
   ----------------------------------------------------------------------------------------

                                   THE FUNDS

     The Funds are diversified, open-end management investment companies of the series type. The Funds are registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise the investments or investment policy of the Funds.

MONY SERIES FUND, INC.

     Only shares of four of the seven portfolios of the MONY Series Fund, Inc. can be purchased by a subaccount available to you. Each of the portfolios has different investment objectives and policies. MONY Life Insurance Company of America, a wholly-owned subsidiary of the Company ("MONY America") is a registered investment adviser under the Investment Advisers Act of 1940. MONY America, as investment adviser, has paid all expenses associated with organizing the MONY Series Fund, Inc. when it was organized in 1985. Those expenses also included the costs of the initial registration of its securities. MONY America, as investment adviser currently pays the compensation of the Fund's directors, officers and employees who are affiliated in some way with the Company. The MONY Series Fund, Inc. pays for all other expenses including, for example, the calculation of the net asset value of the portfolios. To carry out its duties as investment adviser, MONY America has entered into a Services Agreement with the Company to provide personnel, equipment, facilities and other services. As the investment adviser to the MONY Series Fund, Inc., MONY America receives a daily investment advisory fee for each portfolio (See chart below). Fees are deducted daily and paid to MONY America monthly.

--------------------------------------------------------------------------------------------
      PORTFOLIO AND INVESTMENT ADVISER                    INVESTMENT ADVISORY FEE
      --------------------------------                    -----------------------
--------------------------------------------------------------------------------------------
  GOVERNMENT SECURITIES PORTFOLIO               Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
  MONY Life Insurance Company of America is     0.30% in excess of $800 million of the
  the Investment Adviser.                       portfolio's aggregate average daily net
                                                assets
--------------------------------------------------------------------------------------------

  LONG TERM BOND PORTFOLIO                      Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
  MONY Life Insurance Company of America is     0.30% in excess of $800 million of the
  the Investment Adviser.                       portfolio's aggregate average daily net
                                                assets
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
      PORTFOLIO AND INVESTMENT ADVISER                    INVESTMENT ADVISORY FEE
      --------------------------------                    -----------------------
--------------------------------------------------------------------------------------------
  INTERMEDIATE TERM BOND PORTFOLIO              Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
  MONY Life Insurance Company of America is     0.30% in excess of $800 million of the
  the Investment Adviser.                       portfolio's aggregate average daily net
                                                assets

--------------------------------------------------------------------------------------------

  MONEY MARKET PORTFOLIO                        Annual rate of 0.40% of the first $400
                                                million, 0.35% of the next $400 million, and
  MONY Life Insurance Company of America is     0.30% of assets in excess of $800 million of
  the Investment Adviser.                       the portfolio's aggregate average daily net
                                                assets.
--------------------------------------------------------------------------------------------

ENTERPRISE ACCUMULATION TRUST

     Enterprise Accumulation Trust has ten portfolios, the shares of which can all be purchased by subaccounts available to you. Enterprise Capital Management, Inc. ("Enterprise Capital"), a wholly owned subsidiary of the Company, is the investment adviser of Enterprise Accumulation Trust. Enterprise Capital is responsible for the overall management of the portfolios, including meeting the investment objectives and policies of the portfolios. Enterprise Capital contracts with sub-investment advisers to assist in managing the portfolios. For
information on the sub-advisers for each portfolio, see page   of the Enterprise
Accumulation Trust prospectus included in this prospectus portfolio. Enterprise Accumulation Trust pays an investment advisory fee to Enterprise Capital which in turn pays the sub-investment advisers. Fees are deducted daily and paid to Enterprise Capital on a monthly basis. The daily investment advisory fees and sub-investment advisory fees for each portfolio are shown in the chart below.

---------------------------------------------------------------------------------------------
  PORTFOLIO AND INVESTMENT
         SUB-ADVISER              INVESTMENT ADVISER FEE         SUB-INVESTMENT ADVISER FEE
  ------------------------        ----------------------         --------------------------
---------------------------------------------------------------------------------------------
  EQUITY PORTFOLIO             Annual rate of 0.80% of the      Annual rate of 0.40% up to $1
                               first $400 million, 0.75% of     billion, and 0.30% in excess
  OpCap Advisors is the sub-   the next $400 million and        of $1 billion of the
  investment adviser.          0.70% in excess of $800          portfolio's aggregate average
                               million of the portfolio's       daily net assets.
                               aggregate average daily net
                               assets.
---------------------------------------------------------------------------------------------

  MANAGED PORTFOLIO            Annual rate of 0.80% of the      Annual rate of 0.40% up to $1
                               first $400 million, 0.75% of     billion, 0.30% in excess of
  OpCap Advisors is the sub-   the next $400 million and        $1 billion, and 0.25% in
  investment adviser.          0.70% in excess of $800          excess of $2 billion of the
                               million of the portfolio's       portfolio's aggregate average
                               aggregate average daily net      daily net assets.
                               assets.
---------------------------------------------------------------------------------------------

  EQUITY INCOME PORTFOLIO      Annual rate of 0.75% of the      Annual rate of 0.30% of the
                               portfolio's aggregate average    first $100 million, 0.25% of
  1740 Advisers, Inc. is the   daily net assets.                the next $100 million, and
  sub-investment adviser.                                       0.20% in excess of $200
                                                                million of the portfolio's
                                                                aggregate average daily net
                                                                assets.
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
  PORTFOLIO AND INVESTMENT
         SUB-ADVISER              INVESTMENT ADVISER FEE         SUB-INVESTMENT ADVISER FEE
  ------------------------        ----------------------         --------------------------
---------------------------------------------------------------------------------------------
  GROWTH AND INCOME PORTFOLIO  Annual rate of 0.75% of the      Annual rate of 0.30% of the
                               portfolio's aggregate average    first $100 million, 0.25% of
  Retirement Systems           daily net assets.                the next $100 million, and
  Investors, Inc. is the                                        0.20% in excess of $200
  sub-investment adviser.                                       million of the portfolio's
                                                                aggregate average daily net
                                                                assets.
---------------------------------------------------------------------------------------------

  GROWTH PORTFOLIO             Annual rate of 0.75% of the      Annual rate of 0.30% of the
                               portfolio's aggregate average    first $1 billion and 0.20% in
  Montag & Caldwell, Inc. is   daily net assets.                excess of $1 billion of the
  the sub-investment adviser.                                   portfolio's aggregate average
                                                                daily net assets.
---------------------------------------------------------------------------------------------

  CAPITAL APPRECIATION         Annual rate of 0.75% of the      Annual rate of 0.50% of the
                               portfolio's aggregate average    first $100 million, 0.45% of
  Portfolio Provident          daily net assets.                the next $100 million, 0.35%
  Investment Counsel, Inc. is                                   of the next $100 million, and
  the sub-investment adviser.                                   0.30% in excess of $300
                                                                million of the portfolio's
                                                                aggregate average daily net
                                                                assets.
---------------------------------------------------------------------------------------------

  SMALL COMPANY GROWTH         Annual rate of 1.00% of the      Annual rate of 0.65% of the
                               portfolio's aggregate average    first $50 million, 0.55% of
  Portfolio Pilgrim Baxter &   daily net assets.                the next $50 million and
  Associates, Ltd. is the                                       0.45% in excess of $100
  sub-investment adviser.                                       million of the portfolio's
                                                                aggregate average daily net
                                                                assets.
---------------------------------------------------------------------------------------------

  SMALL COMPANY VALUE          Annual rate of 0.75% of the      Annual rate of 0.40% of the
                               portfolio's aggregate average    first $1 billion and 0.30% in
  Portfolio Gabelli Asset      daily net assets.                excess of $1 billion of the
  Management, Inc. is the                                       portfolio's aggregate average
  sub-investment adviser.                                       daily net assets.
---------------------------------------------------------------------------------------------

  INTERNATIONAL GROWTH         Annual rate of 0.85% of the      Annual rate of 0.45% of the
                               portfolio's aggregate average    first $100 million of the
  Portfolio Brinson Partners,  daily net assets.                portfolio's aggregate average
  Inc. is the sub-investment                                    daily net assets (fee
  adviser.                                                      declines as assets exceed
                                                                $100 million).
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
  PORTFOLIO AND INVESTMENT
         SUB-ADVISER              INVESTMENT ADVISER FEE         SUB-INVESTMENT ADVISER FEE
  ------------------------        ----------------------         --------------------------
---------------------------------------------------------------------------------------------
  HIGH YIELD BOND PORTFOLIO    Annual rate of 0.60% of the      Annual rate of 0.30% of the
                               portfolio's aggregate average    first $100 million and 0.25%
  Caywood-Scholl Capital       daily net assets.                in excess of $100 million of
  Corporation is the sub-                                       the portfolio's aggregate
  investment adviser.                                           average daily net assets.
---------------------------------------------------------------------------------------------

     The investment objectives of each portfolio are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the affected portfolio. For each of the Funds this means the lesser of
(1) 67% of the portfolio shares represented at a meeting at which more than 50% of the outstanding portfolio shares are represented or (2) more than 50% of the outstanding portfolio shares.

PURCHASE OF PORTFOLIO SHARES BY MONY VARIABLE ACCOUNT L

     The Company purchases shares of each portfolio for the corresponding sub-account at net asset value, i.e. without a sales load. Generally, all dividends and capital gains distributions received from a portfolio are automatically reinvested in the portfolio at net asset value. The Company, on behalf of MONY Variable Account L, may elect not to reinvest dividends and capital gains distributions. The Company redeems Fund shares at net asset value to make payments under the Policies.

     Fund shares are offered only to insurance company separate accounts. The insurance companies may or may not be affiliated with the Company or with each other. This is called "shared funding." Shares may also be sold to separate accounts to serve as the underlying investments for variable life insurance policies and variable annuity policies. This is called "mixed funding." Currently, the Company does not foresee any disadvantages to policy owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.

     The investment objectives of each of the portfolios is substantially similar to the investment objectives of the subaccount which purchases shares of that portfolio. A summary of the investment objective of each of the subaccounts
available to you is found in the chart on page   . No portfolio can assure you
that its objective will be achieved. You will find more detailed information in the prospectus of each Fund that you received with this prospectus. The Funds' prospectuses include information on the risks of each portfolio's investments and investment techniques.

        THE FUNDS' PROSPECTUSES ACCOMPANY THIS PROSPECTUS AND SHOULD BE
                        READ CAREFULLY BEFORE INVESTING

                     DETAILED INFORMATION ABOUT THE POLICY

     The Fund Value in MONY Variable Account L and the Guaranteed Interest Account provide many of the benefits of your policy. The information in this section describes the benefits, features, charges, and other major provisions of the policies and the extent to which those benefits depend upon the Fund Value.

APPLICATION FOR A POLICY

     The policy design meets the needs of individuals as well as for corporations who provide coverage and benefits for key employees. A purchaser must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corporation ("MSC"). The licensed agent submits the application to the Company. The policy may also be sold through other broker-dealers authorized under the law and by MSC. A policy can be issued on the life of an insured for ages up to and including 85 with evidence of insurability that satisfies the Company. If a qualified plan will own the policy, the insured cannot be more than 70 years old. The age of the insured is the age on his or her last birthday prior to the date of the policy. The Company accepts the application subject to its underwriting rules, and may request additional information or reject an application.

     The minimum Specified Amount you may apply for is $50,000. However, the Company reserves the right to revise its rules at any time to require a different minimum Specified Amount at issue for subsequently issued policies.

     Each policy is issued with a policy date. The policy date is used to determine the policy months and years, and policy monthly, quarterly, semi-annual and annual anniversaries. The policy date is stated on page 1 of the policy. The policy date will normally be the later of (1) the date that delivery of the policy is authorized by the Company ("Policy Release Date"), or (2) the policy date requested in the application. No premiums may be paid with the application except under the temporary insurance procedures defined below.

  Temporary Insurance Coverage

     If you want insurance coverage before the Policy Release Date, and are more than 15 days old and not more than 70 years old, you may be eligible for a temporary insurance agreement. You must complete an application for the policy and give it to the Company's licensed agent. The application contains a number of questions about your health. Your eligibility for temporary coverage will depend upon your answers to those questions. In addition, you must complete and sign the Temporary Insurance Agreement Form. You must also submit payment for at least one Minimum Monthly Premium for the Policy as applied for. Your coverage under the Temporary Insurance Agreement starts on the date you sign the form and pay the premium amount, or if later, the requested policy date. See "Premium
Flexibility," page      .

     Coverage under the Temporary Insurance Agreement ends on the earliest of:

     - the Policy Release Date, if the policy is issued as applied for;

     - the 15th day after the Policy Release Date or the date the policy takes effect., if the policy is issued other than as applied for,

     - no later than 90 days from the date the Temporary Insurance Agreement is signed;

     - the 45th day after the form is signed if you have not finished the last required medical exam;

     - 5 days after the Company sends notice to you that it declines to issue any policy; and

     - the date you tell the Company that the policy will be refused:

     If the insured dies during the period of temporary coverage, the death benefit will be:

          (1) the insurance coverage applied for (including any optional riders) up to $500,000, less

          (2) the deductions from premium and the monthly deduction due prior to the date of death.

     Premiums paid for temporary insurance coverage are held in the Company's general account until the Policy Release Date. Except as provided below, interest is credited on the premiums (less any deductions from premiums) held in the Company's general account. The interest rate will be set by the Company, but will not be less than 4.5 % per year. If the policy is issued and accepted, these amounts will be applied to the policy. These premiums will be returned to you (without interest) within 5 days after the earliest of:

          (1) the date you tell the Company that the policy will be refused. Your refusal must be (a) at or before the Policy Release Date, or (b) (if the policy is authorized for delivery other than as applied for), on or before the 15th day after the Policy Release Date; or

          (2) 30 days after the application is signed, if any required medical exams or tests have not been finished; or

          (3) the date the Company sends notice to you declining to issue any policy.

  Initial Premium Payment

     Once your application is approved and you are issued a policy, the balance of the first scheduled premium payment is payable. The scheduled premium payment specified in your policy must be paid in full when your policy is delivered. Your policy is effective the later of (1) acceptance and payment of the scheduled premium payment, or (2) the policy date requested in the application. If you do not request a policy date or if the policy date you request is earlier than the Policy Release Date, any premium balance remitted by you earns interest until the Right to Return Policy Period has ended. The policy premium credited with interest equals amounts in the general account under the Temporary Insurance Agreement, plus interest credited minus deductions from premiums. The monthly deduction due prior to or on the Policy Release Date will be made. If you request a policy date which is later than the Policy Release Date, your premium will be held in the general account until the policy date. Premium held in the Company's general account earns an interest rate set by the Company, but will not be less than 4.5% per year. When the Right to Return Policy Period ends, the premium, plus any interest credited by the Company, is allocated to the subaccounts of MONY Variable Account L or the Guaranteed Interest Account pursuant to your instructions. (See "Right to Examine a Policy -- Right to Return Policy Period," below.)

  Policy Date

     The Company may approve the backdating of a policy. However, the policy may be backdated for not more than 6 months (a shorter period is required in certain states) prior to the date of the application. Backdating can be to your advantage if it lowers the insured's issue age and results in lower cost of insurance rates. If the policy is backdated, the initial scheduled premium payment will include sufficient premium to cover the extra charges for the backdating period. Extra charges equal the monthly deductions for the period that the policy date is backdated.

  Risk Classification

     Insureds are assigned to underwriting (risk) classes. Risk classes are used in calculating the cost of insurance and certain rider charges. In assigning insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method. This method may require a medical examination of the proposed insured. The Company may use other forms of underwriting when it is considered appropriate.

RIGHT TO EXAMINE A POLICY -- RIGHT TO RETURN POLICY PERIOD

     The Right to Return Policy Period runs for 10 days (or longer in certain states) after you receive the policy. During this period, you may cancel the policy and receive a refund of the full amount of the premium paid.

PREMIUMS

     The policy is a flexible premium policy. The policy provides considerable flexibility, subject to the limitations described below, to pay premiums at your discretion.

  Premium Flexibility

     The Company requires you to pay an amount equal to at least the Minimum Monthly Premium to put the policy in effect. If you want to pay premiums less often than monthly, the premium required to put the policy in effect is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of the scheduled premium payments. This Minimum Monthly Premium will be based upon:

     1) the policy's Specified Amount,

     2) any riders added to the policy, and

     3) the insured's

          a) Age,

          b) smoking status,

          c) gender (unless unisex cost of insurance rates apply, see "Cost of
     Insurance," page      ), and

          d) underwriting class.

     The Minimum Monthly Premium will be shown in the policy. Thereafter, subject to the limitations described below, you may choose the amount and frequency of premium payments to reflect your varying financial conditions.

     The policy is guaranteed not to lapse during the first three policy years if on each monthly anniversary the conditions previously described in "Summary
of the Policy" on page      are met. See also "Grace Period and Lapse," page
     .

  Scheduled Premium Payments

     When you apply for a policy, you determine a scheduled premium payment. This scheduled premium payment provides for the payment of level premiums at fixed intervals over a specified period of time. You will receive a premium reminder notice for the scheduled premium payment amount on an annual, semiannual or quarterly basis, at your option. The minimum scheduled premium payment equals the Minimum Monthly Premium multiplied by 12 divided by the scheduled premium payment frequency. Although reminder notices will be sent, you may not be required to pay scheduled premium payments.

     You may elect to make monthly premium payments by electronic funds transfer. Based on your policy date, up to two Minimum Monthly Premiums may be required to be paid in cash before premiums may be paid by electronic funds transfer to the Company. Paying premiums by electronic funds transfer requires you to authorize the Company to withdraw premiums from your checking account each month.

     Payment of the scheduled premium payments will not guarantee that your policy will remain in effect. (See "Grace Period and Lapse" in the Summary and
on page      .)

GUARANTEED DEATH BENEFIT

     Generally, your policy remains in effect so long as your policy has Cash Value. Charges that maintain your policy are deducted monthly from Fund Value. The Cash Value of your policy is affected by,

          (1) the investment experience of any amounts in the subaccounts of MONY Variable Account L,

          (2) the interest earned in the Guaranteed Interest Account, and

          (3) the deduction from Cash Value of the various charges, costs, and expenses imposed by the policy provisions.

     This in turn affects the length of time your policy remains in effect without the payment of additional premiums. Therefore, coverage will last as long as the Cash Value of your policy is sufficient to pay these charges. See
"Grace Period and Lapse," page      .

     When you apply for a policy, you will be able to choose the Guaranteed Death Benefit Rider. This Rider may extend the period that the Specified Amount of your policy and certain other rider coverages will remain in effect if the subaccounts suffer adverse investment experience. See "Guaranteed Death Benefit
Rider," page      .

  Modified Endowment Contracts

     The amount, frequency and period of time over which you pay premiums may affect whether your policy will be classified as a modified endowment contract. A modified endowment contract is a type of life insurance policy subject to different tax treatment than that given to a conventional life insurance policy. The difference in tax treatment occurs when you take certain pre-death distributions from your policy. See "Federal Income Tax
Considerations -- Modified Endowment Contracts," page      .

  Unscheduled Premium Payments

     Generally, you may make premium payments at any time and in any amount. However, if the premium payment you wish to make exceeds the Scheduled Premium payments for the policy, the Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the death benefit payable. An immediate increase would occur if the policy's death benefit exceeds the Specified Amount for the policy. The policy's death benefit would exceed the Specified Amount of the policy if your Fund Value multiplied by the death benefit percentage determined in accordance with the federal income tax law definition of life insurance exceeds the Specified Amount. See "Death Benefits Under the Policy," page and "Federal Income Tax Considerations -- Definition of Life Insurance," page
  . However, such a premium may be accepted if you provide us with satisfactory evidence of insurability. If satisfactory evidence of insurability is not received, the payment or a part of it may be returned. In addition, all or a part of a premium payment will be rejected and returned to you if it would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.

     Payments you send to us will be treated as premium payments, and not as repayment of Outstanding Debt, unless you request otherwise. If you request that the payment be treated as a repayment of Outstanding Debt, any part of a payment that exceeds the amount of Outstanding Debt will be applied to the Fund Value. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy

     If you skip or stop paying premiums , the policy will continue in effect until the Cash Value can no longer cover (1) the monthly deductions from the Fund Value for the policy, and (2) the charges for any optional insurance
benefits added by rider. See "Grace Period and Lapse." page      .

     Your policy is guaranteed to remain in effect as long as: if:

          (a) the Cash Value is greater than zero; or

          (b) you have purchased the Guaranteed Death Benefit Rider and you have met all the requirements of that rider; or

          (c) during the first three policy years, the Minimum Monthly Premium requirements are satisfied, and if you increase the Specified Amount during the first three policy the Minimum Monthly Premium requirements are satisfied during the three policy years following the effective date of the increase.

ALLOCATION OF NET PREMIUMS

     Net premiums may be allocated to any number of the fourteen available subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages, and no allocation may be for less than 10% of a net premium. Allocation percentages must sum to 100%.

     You may change the allocation of net premiums at any time by submitting a proper written request to the Company's administrative office at 1740 Broadway, New York, New York, 10019. In addition, you may make changes in net premium allocation instructions by telephone if a properly completed and signed telephone transfer authorization form has been received by us at our Syracuse Operations Center at 1 MONY Plaza, Syracuse, New York, 13202. The Company may stop making available the ability to give net premium allocation instructions by telephone at any time, but it will give you notice before doing so if we have received your telephone transfer authorization form. See "Telephone Transfer
Privileges," page      . Whether you give us instructions in writing or by
telephone, the revised allocation percentages will be effective within seven days from receipt of notification.

     Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 10% limit on allocation percentages does not apply.

DEATH BENEFITS UNDER THE POLICY

     When your policy is issued, the initial amount of insurance ("Specified Amount") is shown on the specification page of your policy. The minimum Specified Amount is $50,000.

     As long as the policy is in effect, the Company will, upon proof of death of an insured, pay death benefit proceeds to a named beneficiary. Death benefit proceeds will consist of:

          (1) The policy's death benefit, plus

          (2) Any insurance proceeds provided by rider, less

          (3) Any Outstanding Debt, (and, if in the Grace Period, less any overdue charges).

     You may select one of two death benefit Options: Option 1 or Option 2. Generally, you designate the death benefit option in your application. If no option is designated, the Company assumes Option 2 has been selected. Subject to certain restrictions, you can change the death benefit option selected. As long as your policy is in effect, the death benefit under either option will never be less than the Specified Amount of your policy.

     Option 1 -- The death benefit equals the greater of:

          (a) The Specified Amount, or

          (b) Fund Value multiplied by a death benefit percentage.

          The death benefit percentages vary according to the age of the insured and will be at least equal to the percentage defined in the Internal Revenue Code. The Internal Revenue Code addresses the definition of a life insurance policy for tax purposes. See "Federal Income Tax
     Considerations -- Definition of Life Insurance," page      . The death
     benefit percentage is 250% for insureds 40 or under, and it declines for older insureds. A table showing the death benefit percentages is in
     Appendix      to this prospectus and in your policy. If you seek to have favorable investment performance reflected in increasing Fund Value, and not in increasing insurance coverage, you should choose Option 1.

     Option 2 -- The death benefit equals the greater of:

          (a) The Specified Amount of the policy, plus the Fund Value, or

          (b) The Fund Value multiplied by a death benefit percentage.

          The Fund Value used in these calculations is determined as of the date of the insured's death. The death benefit percentage is the same as that
     used for Option 1 and is stated in Appendix      . The death
     benefit in Option 2 will always vary as Fund Value varies. If you seek to have favorable investment performance reflected in increased insurance coverage, you should choose Option 2.

  Examples of Options 1 and 2

     The following examples demonstrate the determination of death benefits under Options 1 and 2. The examples show three policies with the same Specified Amount, but Fund Values that vary as shown. It is assumed that the insured is age 40 at the time of death and that there is no Outstanding Debt. The date of death is also assumed to be on a monthly anniversary day.

                                                             POLICY 1    POLICY 2    POLICY 3
                                                             --------    --------    --------
Specified Amount...........................................  $100,000    $100,000    $100,000
Fund Value on Date of Death................................  $ 35,000    $ 60,000    $ 85,000
Death Benefit Percentage...................................       250%        250%        250%
Death Benefit under Option 1...............................  $100,000    $150,000    $212,500
Death Benefit under Option 2...............................  $135,000    $160,000    $212,500

Option 1, Policy 1:  The death benefit equals $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Fund Value multiplied by the death benefit percentage ($35,000 x 250% = $87,500).

Option 1, Policies 2 & 3:  The death benefit is equal to the Fund Value multiplied by the death benefit percentage since ($60,000 x 250% = $150,000 for Policy 2; $85,000 x
                           250% = $212,500 for Policy 3) is greater than the Specified Amount ($100,000).

Option 2, Policy 1:  The death benefit equals $135,000 since the Specified
                     Amount plus the Fund Value ($100,000 + $35,000 = $135,000)
                     is greater than the Fund Value multiplied by the death benefit percentage ($35,000 x 250% = $87,500).

Option 2, Policy 2:  The death benefit equals the Specified Amount plus the Fund
                     Value ($100,000 + $60,000 = $160,000) since it is greater
                     than the Fund Value multiplied by the death benefit percentage ($60,000 X 250% = $150,000).

Option 2, Policy 3:  The death benefit is the Fund Value multiplied by the death benefit percentage ($85,000 X 250% = $212,500) since it is greater than the Specified Amount plus the Fund Value ($100,000 + $85,000 = $185,000).

The Company pays death benefit proceeds to a beneficiary in a lump sum or under a payment plan offered under the policy. The policy should be consulted for details.

  Changes in Death Benefit Option

     You may request that the death benefit option under your policy be changed from Option 1 to Option 2, or Option 2 to Option 1. You may make a change by sending a written request to the Company's administrative office. A change from Option 2 to Option 1 is made without providing evidence of insurability. A change from Option 1 to Option 2 will require that you provide satisfactory evidence of insurability. The effective date of a change requested between monthly anniversaries will be the next monthly anniversary day after the change is accepted by the Company.

     If you change from Option 1 to Option 2 your policy's Specified Amount is reduced by the amount of the policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. The total death benefit will not change immediately. The change to Option 2 will affect the determination of the death benefit from that point on. As of the date of the change, the Fund Value will be added to the new specified Amount. The death benefit will then vary with the Fund Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.

     If you change from Option 2 to Option 1, the Specified Amount of the policy will be increased by the amount of the policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. The total death benefit will not change immediately. The change to Option 1 will affect the determination of the death benefit from that point on. The death benefit will equal the Specified Amount (or if higher, the Fund Value multiplied by the death benefit percentage). The change to Option 1 will generally reduce the death benefit payable in the future.

     A change in the death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk. Generally, the net amount at risk is the amount by which the death benefit
exceeds Fund Value. See "Cost of Insurance," page   . If the policy's death
benefit is not based on the death benefit percentage under Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk. Therefore, this change may decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the insured's age.

CHANGES IN SPECIFIED AMOUNT

     You may request an increase or decrease in the Specified Amount under your policy subject to Company approval. A change in the Specified Amount may be made at any time after the policy is issued. Increases in Specified Amount are not permitted on or after the insured's age 85. Increases are also not permitted if monthly deductions are being waived under the Waiver of Monthly Deduction Rider or premiums are being waived under the Waiver of Specified Premiums Rider. Increasing the Specified Amount will generally increase the policy's death benefit. Decreasing the Specified Amount will generally decrease the policy's death benefit. The amount of change in the death benefit depends on (1) the death benefit option chosen, and (2) whether the death benefit under the policy is being computed using the death benefit percentage at the time of the change. Changing the Specified Amount could affect the subsequent level of policy values. For example, an increase in Specified Amount may increase the net amount at risk, which will increase your cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which may decrease your cost of insurance over time.

     To increase or decrease the Specified Amount, send a written application to the Company's administrative office. It will become effective on the monthly anniversary day on or next following the Company's acceptance of your request. If you are not the insured, the Company may also require the consent of the insured before accepting a request.

  Increases

     An increase of Specified Amount requires that additional, satisfactory evidence of insurability be provided to the Company.

     When you request an increase in Specified Amount, a new "coverage segment" is created for which cost of insurance and other charges are computed
separately. See "Charges and Deductions," page   . In addition, the surrender
charge associated with your policy will increase. The surrender charge for the increase is computed in a similar way as for the original Specified Amount. The Minimum Monthly Premium and the required premiums under the Guaranteed Death Benefit Rider, if applicable, will also be adjusted. The adjustment will be done prospectively to reflect the increase. If the Specified Amount is increased when a premium payment is received, the increase will be processed before the premium payment is processed.

     If an increase creates a new coverage segment of Specified Amount, Fund Value after the increase will be allocated, (1) first to the original coverage segment, and (2) second to each coverage segment in order of the increases.

  Decreases

     Any decrease in Specified Amount (whether requested by you or resulting from a partial surrender or a death benefit option change) will be applied:

          (1) To reduce the coverage segments of Specified Amount associated with the most recent increases, then

          (2) To the next most recent increases successively, and last

          (3) To the original Specified Amount.

A decrease will not be permitted if the Specified Amount would fall below $100,000. Any decrease in the Term Life Term Insurance Rider will be applied to reduce the coverage segments of the Rider in the order of the most recent increases successively and finally to the original Rider.

     The Minimum Monthly Premium will not be adjusted for the decrease in the Specified Amount. If you have a Guaranteed Death Benefit Rider, it will be adjusted for the decrease in Specified Amount. If the Specified Amount is decreased when a premium payment is received, the decrease will be processed before the premium payment is processed. Rider coverages may also be affected by a decrease in Specified Amount.

     The Company reserves the right to reject a requested decrease. Decreases will not be permitted if:

          (1) Compliance with the guideline premium limitations under federal tax law resulting from the decrease would result in immediate termination of your policy, or

          (2) To effect the decrease, payments to you would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of the payments would exceed the Cash Value of your policy.

If a requested change is not approved, we will send you a written notice of our decision. See "Federal Income Tax Considerations -- Definition of Life
Insurance," page   .

  Guaranteed Death Benefit Rider

     When you apply for your policy you may choose to apply for the Guaranteed Death Benefit Rider. This rider provides under certain circumstances a death benefit (equal to the Specified Amount only of your policy) and may keep certain rider coverages in effect, even if the Cash Value of the policy is zero on any monthly anniversary date.

     In order to remain in effect, the Guaranteed Death Benefit Rider requires that you have paid a certain amount of premiums during the time that the Rider is in effect. This amount is described in the next paragraph. If the premiums you have paid do not equal or exceed this amount, the rider will automatically end. In addition, this rider will automatically end at the later of the insured's age 70 or ten years from the policy date ("Guarantee Period"). An extra charge will be deducted from your Fund Value each month during the Guarantee Period. This charge will end at the conclusion of the Guarantee Period, and it will end if on any monthly anniversary date you have not paid the amount of premiums the rider requires you to pay . See "Guaranteed Death Benefit
Charge," page   .

     On each monthly anniversary day we test to determine whether you have paid the amount of premiums you are required to pay in order to keep the Guaranteed Death Benefit Rider in effect. To remain in effect, we make two calculations.

     The first calculation shows the net premiums you have paid. We:

     (1) total the actual premiums you have paid for the policy, and

     (2) subtract the amount of:

          (a) partial surrenders (and associated fees), and

          (b) outstanding debt

     The second calculation shows the amount of premiums the rider required you to pay. We

     (1) take the Minimum Monthly Premium specified by the policy and

     (2) multiply it by the number of complete months since the policy date.

     If the net premiums you have paid equals or exceeds the amount of premiums the rider required you to pay, the rider remains in effect until the next monthly anniversary date. If the amount of premiums the rider required you to pay exceeds the net premiums you have paid, we will send you a notice that requires you to pay additional premiums within the time specified in the notice. This time is called the grace period for the rider. If you fail to pay the additional premiums required the Guarantee Period, and therefore the Rider, will end. Once ended, the Rider can not be reinstated.

     The grace period for this Rider is explained in the section called "Grace
Period and Lapse -- If Guaranteed Death Benefit Is in Effect" on page   .

     It is important to consider the Guaranteed Death Benefit Rider premium requirements when setting the amount of the scheduled premium payments for your
policy. (See Appendix   .)

OTHER OPTIONAL INSURANCE BENEFITS

     Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. Optional insurance benefits are added when you apply for your policy. These other optional benefits are added to your policy by an addendum called a rider. A charge is deducted monthly from the Fund Value for each optional benefit added to your policy. See "Charges and
Deductions," page   . You can cancel these benefits at any time. Certain
restrictions may apply and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your policy's status as a modified endowment contract. See "Federal Income Tax
Considerations -- Modified Endowment Contracts," page   . An insurance agent
authorized to sell the policy can describe these extra benefits further. Samples of the provisions are available from the Company upon written request.

     From time to time we may make available riders other than those listed below. Contact an insurance agent authorized to sell the policy for a complete list of the riders available.

  Spouse's Term Rider

     This rider provides for term insurance benefits on the life of the insured's spouse, to the spouse's age 80. The minimum amount of coverage is $25,000. The rider coverage may be converted without evidence of insurability to any level premium, level face amount permanent plan of insurance offered by the Company at any time prior to the spouse's age 65 or 5 years from the issue of the rider, if later.

  Children's Term Insurance Rider

     This rider provides term insurance coverage on the lives of the children of the insured under age 18. The coverage continues to the policy anniversary after the child's 22nd birthday. It provides coverage for children upon birth or legal adoption without presenting evidence of insurability, if the rider is applied for and issued at the same time as the policy is applied for and issued. If applied for after the policy is issued, different requirements may be imposed. Coverage is limited to the lesser of 1/5th of the initial Specified Amount or $10,000. Upon the expiration of the rider coverage, it may be converted to any level premium, level face amount permanent plan of insurance then offered by the Company, for up to three times the rider coverage amount.

  Accidental Death and Dismemberment Rider

     This rider pays the benefit amount selected if the insured dies or suffers a specified dismemberment as a result of an accident. The accident must occur after the insured's age 5 and prior to insured's age 70. A benefit equal to twice the rider amount is payable if:

          (1) accidental death occurs as the result of riding as a passenger, and

          (2) the accidental death occurred while riding in a public conveyance, and

          (3) the public conveyance was being operated commercially to transport passengers for hire.

     The maximum amount of coverage is the initial specified amount but not more than the greater of:

          (1) $100,000 total coverage of all such insurance in the Company or its affiliates, or

          (2) 200,000 of all such coverages regardless of insurance companies issuing such coverages.

  Purchase Option Rider

     This Rider provides the option to purchase up to $100,000 of additional coverage without providing additional evidence that the insured remains insurable. Coverage may be added on each policy anniversary when the insured's age is 25, 28, 31, 34, 37, 40, 43, 46 and 49. In addition, the future right to purchase new insurance on the next option date may be advanced and exercised immediately upon the following events:

     -  Marriage of the insured.

     -  Birth of a child of the insured.

     -  Legal adoption of a child by insured.

     A period of term insurance is automatically provided starting on the date of the specified event. The interim term insurance, and the option to accelerate the purchase of the coverage expires 60 days after the specified event.

  Waiver of Monthly Deduction Rider

     This rider provides for the waiver of certain charges while the insured has a covered disability and the policy is in effect. While the insured is disabled, no deductions are made for (1) monthly administrative charges, (2) per $1,000 Specified Amount charges, (3) cost of insurance charges, and rider charges. During this period the charges are waived and therefore not deducted from the Fund Value. This rider does not waive the payment of premiums required by the Guaranteed Death Benefit Rider. However, the cumulative Minimum Monthly Premium requirement does not change during the covered disability. It remains fixed at the level at the beginning of the disability.

  Waiver of Specified Premiums Rider

     This rider provides for the waiver of the monthly specified premiums (shown on the rider) while the insured has a covered disability and the policy is in effect. The specified premiums will be added to the Fund Value on each monthly anniversary. Net premiums will be allocated among the subaccounts and the Guaranteed Interest Account according to your most recent instructions. This rider does not waive the monthly deductions of your policy nor does it waive the payment of premiums required by the Guaranteed Death Benefit Rider.

  Term Life Term Insurance Rider

     This rider provides additional death benefits on the life of the insured until the insured reaches age 80. The minimum amount of coverage is $25,000. You may convert the rider coverage without evidence of insurability to any level premium, level face amount permanent policy of insurance offered by the Company.

The conversion must occur prior to the insured's age 65 or 5 years from the issue of the rider, whichever is later.

BENEFITS AT MATURITY AND MATURITY EXTENSION RIDER

     The maturity date for this policy is the policy anniversary on which the insured is age 100. If the insured is living on the maturity date, the Company will pay to you, as an endowment benefit, the Cash Value of the policy. Ordinarily, the Company pays within seven days of the policy anniversary.
Payments may be postponed in certain circumstances. See "Payments," page   . At
your option, payment of the endowment benefit may be deferred until the date of the insured's death (Maturity Extension Rider). Death proceeds payable immediately after the maturity date equal the Cash Value of the policy multiplied by the death benefit percentage at the insured's age 100. Premiums will not be accepted, nor will monthly deductions be made, after the maturity date.

     Please refer to the policy for additional information on the Maturity Extension Rider.

POLICY VALUES

  Fund Value

     The Fund Value is the sum of the amounts under the policy held in each subaccount of MONY Variable Account L and any Guaranteed Interest Account. It also includes the amount set aside in the Company's Loan Account, and any interest, to secure Outstanding Debt.

     On each Business Day, the part of the Fund Value allocated to any particular subaccount is adjusted to reflect the investment experience of that subaccount. On each monthly anniversary day, the Fund Value also is adjusted to reflect interest on the Guaranteed Interest Account and the Loan Account and the
assessment of the monthly deduction. See "Determination of Fund Value," page   .
No minimum amount of Fund Value allocated to a particular subaccount is guaranteed. You bear the risk for the investment experience of Fund Value allocated to the subaccounts.

  Cash Value

     The Cash Value of the policy equals the Fund Value less any surrender charge less any Outstanding Debt. Thus, the Fund Value exceeds your policy's Cash Value by the amount of the surrender charge and any Outstanding Debt. Once the surrender charge expires, the Cash Value equals the Fund Value less any Outstanding Debt.

DETERMINATION OF FUND VALUE

     Although the death benefit under a policy can never be less than the policy's Specified Amount, the Fund Value will vary. The Fund Value varies depending on several factors:

     -  Payment of premiums.

     -  Amount held in the Loan Account to secure any Outstanding Debt.

     -  Partial surrenders.

     -  The charges assessed in connection with the policy.

     -  Investment experience of the subaccounts

     -  Amounts credited to the Guaranteed Interest Account.

There is no guaranteed minimum Fund Value (except to the extent that you have allocated net premium payments and cash values to the Guaranteed Interest Account) and you bear the entire risk relating to the investment performance of Fund Value allocated to the subaccounts.

     The Company uses amounts allocated to the subaccounts to purchase shares of the corresponding portfolios of the Funds. The values of the subaccounts reflect the investment experience of the corresponding portfolio. The investment experience reflects:

     -  The investment income.

     -  Realized and unrealized capital gains and losses.

     -  Expenses of a portfolio including the investment adviser fees.

     -  Any dividends or distributions declared by a portfolio.

Any dividends or distributions from any portfolio of the Funds are reinvested automatically in shares of the same portfolio. However, the Company, on behalf of MONY Variable Account L, may elect otherwise. The subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.

     Amounts allocated to the subaccounts are measured in terms of units. Units are a measure of value used for bookkeeping purposes. The value of amounts invested in each subaccount is represented by the value of units credited to the policy for that subaccount. (See "Calculating Unit Values for Each Subaccount,"
on page   .) On any day, the amount in a subaccount of MONY Variable Account L is equal to the unit value times the number of units in that subaccount credited to the policy. The units of each subaccount will have different unit values.

     Units of a subaccount are purchased (credited) whenever premiums or amounts transferred (including transfers from the Loan Account) are allocated to that subaccount. Units are redeemed (debited) to:

     -  Make partial surrenders.

     -  Make full surrenders.

     - Transfer amounts from a subaccount (including transfers to the Loan Account).

     -  Pay the death benefit when the insured dies.

     -  Pay monthly deductions from the policy's Fund Value.

     -  Pay policy transaction charges.

     -  Pay surrender charges.

The number of units purchased or redeemed is determined by dividing the dollar amount of the transaction by the unit value of the affected subaccount, computed after the close of business that day. The number of units changes only as a result of policy transactions or charges. The number of units credited will not change because of later changes in unit value.

     Transactions are processed when a premium or an acceptable written or telephone request is received at the Company's administrative office. If the premium or request reaches the administrative office on a day that is not a Business Day, or after the close of business on a Business Day (after 4:00 Eastern Time), the transaction date will be the next Business Day. All policy transactions are performed as of a Business Day. If a transaction date or monthly anniversary day occurs on a day other than a Business Day (e.g., Saturday), the calculations will be done on the next Business Day (e.g., the following Monday).

CALCULATING UNIT VALUES FOR EACH SUBACCOUNT

     The Company calculates the unit value of a subaccount on any Business Day as follows:

          (1) Calculate the value of the shares of the portfolio belonging to the subaccount as of the close of business that Business Day. This calculation is done before giving effect to any policy transactions for that day, such as premium payments or surrenders. For this purpose, the net asset value per share reported to the Company by the managers of the portfolio is used.

          (2) Add the value of any dividends or capital gains distributions declared and reinvested by the portfolio during the valuation period. Subtract from this amount a charge for taxes, if any.

          (3) Subtract a charge for the mortality and expense risk assumed by the Company under the policy. See "Daily Deductions From the Variable
     Account -- Mortality and Expense Risk Charge," page   . If the previous day
     was not a Business Day, then the charge is adjusted for the additional days between valuations.

          (4) Divide the resulting amount by the number of units held in the subaccount on the Business Day before the purchase or redemption of any units on that date.

     The unit value of each subaccount on its first Business Day was set at $10.00.

DETERMINING FUND VALUE

                       [DETERMINIG FUND VALUE FLOW CHART]

TRANSFER OF FUND VALUE

     You may transfer Fund Value among the subaccounts after the Right to Return Policy Period by sending a proper written request to the Company's administrative office. Transfers may be made by telephone if you have proper
authorization. See "Telephone Transfer Privileges," page   . Currently, there
are no limitations on the number of transfers between subaccounts. There is also no minimum amount required: (1) to make a transfer, or (2) to remain in the subaccount after a transfer. You may not make a transfer if your policy is in the grace period and a payment required to avoid lapse is not paid. See "Grace
Period and Lapse," page   .

No charges are currently imposed upon these transfers. However, the Company reserves the right to assess a $25 transfer charge in the future on policy transfers and to discontinue telephone transfers.

     After the Right to Return Policy Period, Fund Value may also be transferred from the subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the subaccounts will only be permitted in the policy month following a policy anniversary as described in "The Guaranteed
Interest Account," page   .

RIGHT TO EXCHANGE POLICY

     During the first 24 months following the policy date, you may exchange your policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the subaccounts of MONY Variable Account L is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your policy for the equivalent of a flexible premium universal life policy. See "The Guaranteed Interest Account," page . No charge is imposed on the transfer when you exercise the exchange privilege.

POLICY LOANS

     You may borrow money from the Company at any time using your policy as security for the loan. You take a loan by submitting a proper written request to the Company's administrative office. You may take a loan any time your policy has a positive Cash Value. The maximum amount you may borrow at any time is 90% of the Cash Value of your policy. (If you request a loan on a monthly anniversary day, the maximum loan is reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding loans and loan interest payable to the Company at any time.

     Loan interest is payable in arrears on each policy anniversary at an annual rate which varies by the number of years since your policy was issued. For the first ten policy years, the loan rate is 5.25%. After the tenth policy anniversary, the loan rate is 4.75%. Interest on the full amount of any Outstanding Debt is due on the policy anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.

     You may repay all or part of the Outstanding Debt at any time while your policy is in effect. Only payments shown as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a scheduled premium payment. The payment will be subject to the rules on acceptance of premium payments.

     When you take a loan, an amount equal to the loan is transferred out of the subaccounts and the Guaranteed Interest Account into the Loan Account to secure the loan. Within certain limits, you may specify the amount or the percentage of the loan amount to be deducted from the subaccounts and the Guaranteed Interest Account. The request for a loan will not be accepted if (1) you do not specify the source of the transfer, or (2) if the transfer instructions are incorrect. On each policy anniversary, an amount equal to the loan interest due and unpaid for the policy year will be transferred to the Loan Account. The transfer is made from the subaccounts and the Guaranteed Interest Account on a proportional basis.

     The Loan Account is part of the Company's general account. Amounts held in the Loan Account are credited monthly with an annual rate of interest not less than 4.5%

     Loan repayments release funds from the Loan Account. Unless you request otherwise, amounts released from the Loan Account will be transferred into the subaccounts and Guaranteed Interest Account pursuant to your most recent valid allocation instructions for scheduled premium payments. In addition, Fund Value in the Loan Account in excess of the outstanding loan is treated differently. The treatment depends on (1) whether at the time the loan was made, Fund Values were transferred from the subaccounts or the Guaranteed Interest Account, and
(2) whether or not loan interest due is paid when due or the amount of the interest is added to the loan ("capitalized"). If the loan is from the subaccounts and loan interest is capitalized, this excess offsets the amount that must be transferred from the subaccounts to the Loan Account on the policy anniversary. If the loan is from the Guaranteed Interest Account and loan interest is capitalized, this excess is allocated back to the Guaranteed Interest Account. The allocation back is on a monthly basis proportionately to all interest crediting generations from which the loan was taken.

     Amounts held in the Loan Account to secure Outstanding Debt forego the investment experience of the subaccounts and the current interest rate of the Guaranteed Interest Account. Thus Outstanding Debt, whether or not repaid, has a permanent effect on your policy values and may have an effect on the amount and duration of the death benefit. If not repaid, the Outstanding Debt will be deducted from the amount of the death benefit upon the death of the insured, or the value paid upon surrender or maturity.

     Outstanding Debt may affect the length of time the policy remains in effect. After the third policy anniversary (or, in some instances, the third anniversary following an increase), your policy will lapse when (1) Cash Value is insufficient to cover the monthly deduction against the policy's Fund Value on any monthly anniversary day, and (2) the minimum payment required is not made during the grace period. Moreover, the policy may enter the grace period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. In addition, the guarantee period under the Guaranteed Death Benefit Rider may end if total premiums received less
(1) any partial surrenders and their fees, and (2) Outstanding Debt do not exceed the premiums required under that Rider. Additional payments or repayments of a part of Outstanding Debt may be required to keep the Policy or Rider in
effect. See "Grace Period and Lapse," page   .

     A loan will not be treated as a distribution from your policy and will not result in taxable income to you unless your policy is a modified endowment contract. If your policy is a modified endowment contract, a loan will be treated as a distribution that may give rise to taxable income. If your policy lapses with an outstanding loan balance there could be adverse federal income tax consequences depending on the particular facts and circumstances. For example, if (1) your policy lapses with an outstanding loan balance, and (2) it does not lapse under a non-forfeiture option, you can have ordinary income to the extent the outstanding loan exceeds your investment in the policy (i.e. generally premiums paid less prior non-taxable distributions). For more information on the tax treatment of loans, see "Federal Income Tax
Considerations," page   .

FULL SURRENDER

     You may fully surrender your policy at any time during the lifetime of the insured. The amount received for a full surrender is the policy's Fund Value less (1) any surrender charge, and (2) any Outstanding Debt.

     You may surrender your policy by sending a written request together with the policy to the Company's administrative office. The proceeds will be determined as of the end of the valuation period during which the request for surrender is received. You may elect to (1) have the proceeds paid in cash, or
(2) apply the proceeds under a payment plan offered under your policy. See
"Payment Plan Settlement Provisions," page   . For information on the tax
effects of surrender of a policy, see "Federal Income Tax Consideration," page
  .

PARTIAL SURRENDER

     With a partial surrender, you obtain a part of the Cash Value of your policy without having to surrender the policy in full. You may request a partial surrender at any time. The partial surrender will take effect on (1) the business day that we receive your request at our administrative office, or (2) on the next business day if that day is not a business day. There is currently no limit on the number of partial surrenders allowed in a policy year.

     A partial surrender must be for at least $500 (plus the applicable fee). In addition, your policy's Cash Value must be at least $500 after the partial surrender. If you have taken a loan on your policy, the amount of the partial surrender is limited so that the loan amount, after the partial surrender, is not greater than 90% of Cash Value.

     You may make a partial surrender by submitting a proper written request to the Company's administrative office. As of the effective date of any partial surrender, your Fund Value and Cash Value are reduced by the amount surrendered (plus the applicable fee). You allocate an amount or percent of your Fund

Value in the subaccounts and the Guaranteed Interest Account for your partial surrender. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any subaccount or the Guaranteed Interest Account. Percentages must total 100%. We will reject an allocation which does not comply with the rules or if there is not enough Fund Value in a subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the insured dies after the request for a partial surrender is sent to the Company and prior to it being effected, the amount of the partial surrender will be deducted from the death benefit proceeds. The death benefit proceeds will be determined taking into account the amount surrendered.

     When you make a partial surrender and you selected death benefit Option 1, the Specified Amount of your policy is decreased by the amount of the partial surrender (excluding its fee). If you selected death benefit Option 2, a partial surrender will not change the Specified Amount of your policy. However, if the death benefit is not equal to the Fund Value times a death benefit percentage, the death benefit will be reduced by the amount of the partial surrender. Under either death benefit Option, if the death benefit is based on the Fund Value times the applicable death benefit percentage, the death benefit may decrease by an amount greater than the partial surrender. See "Death Benefits under the
Policy," page   .

     There is a fee for each partial surrender of $10.

     For information on the tax treatment of partial surrenders, see "Federal
Income Tax Considerations," page   .

GRACE PERIOD AND LAPSE

     Your policy will remain in effect as long as:

          (1) it has a Cash Value greater than zero,

          (2) you have purchased the Guaranteed Death Benefit Rider, and you have met all the requirements of that rider, and

          (3) you make any required additional premium payments during a 61-day Grace Period.

  Special Rule for First Three Policy Years

     During the first three policy years (or the first three policy years following an increase in Specified Amount during that period), your policy and any riders are guaranteed not to lapse if on each monthly anniversary day either:

     - Your policy's Cash Value is greater than zero, or

     - The sum of the premiums paid minus all partial surrenders (excluding related fees), minus any Outstanding Debt, is greater than or equal to

        - The Minimum Monthly Premium times the number of months your policy has been in effect (or number of months from the most recent increase in Specified Amount).

     Your policy may be at risk of lapse depending on whether or not a Guaranteed Death Benefit Rider is in effect if:

        - The insufficiency occurs at any other time, or

        - The Minimum Monthly Premium test has not been met during the first three policy years (as described above).

     See the explanation below.

  If Guaranteed Death Benefit Rider Is Not in Effect

     To avoid lapse if (1) the Cash Value is insufficient to pay the current Monthly Deduction, and (2) the Guaranteed Death Benefit Rider is not in effect, you must pay the necessary amount during the grace period.

When an insufficiency occurs, you may also be required to pay any unpaid loan interest accrued for the policy year. The interest amount will also have to be paid prior to the end of the grace period.

     We will reject any payment if is means your total premium payments will exceed the maximum permissible premium for your policy's Specified Amount under the Internal Revenue Code. This may happen when you have Outstanding Debt. In this event, you could repay enough of the Outstanding Debt to avoid termination. You may also wish to repay an additional part of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums, you may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse. However, we will not reject any premium payments necessary to prevent lapse of your policy.

     If the Cash Value of your policy will not cover the entire monthly deduction on a monthly anniversary day, we will deduct the amount that is available. We will notify you (and any assignee of record) of the payment necessary to keep your policy in effect. You will then have a grace period of 61 days, from the date the notice was sent, to make the payment. During the first three policy years (or within three years of an increase in Specified Amount during that period), if the Cash Value of the policy is less than zero, you must pay:

          (1) The Minimum Monthly Premium not paid, plus

          (2) One succeeding Minimum Monthly Premium.

After the third policy anniversary (or after three years from the most recent increase in Specified Amount during that period), the payment required is:

          (1) The monthly deduction not paid, plus

          (2) Two succeeding monthly deductions plus the amount of the deductions from premiums for various taxes and the sales charge.

(See "Charges and Deductions -- Deductions from Premiums," page   ). The policy
will remain in effect through the grace period. If you fail to make the necessary payment within the grace period, your coverage under the policy will end and your policy will lapse. Necessary premium payments made during the grace period will be allocated among the subaccounts and the Guaranteed Interest Account. The allocation is made in according to your current scheduled premium payment allocation instructions. Any monthly deduction due will be charged proportionately to the subaccounts and the Guaranteed Interest Account. If the insured dies during the grace period, the death benefit proceeds will equal:

          (1) The amount of the death benefit immediately prior to the start of the grace period, reduced by

          (2) Any unpaid monthly deductions and any Outstanding Debt.

  If Guaranteed Death Benefit Rider Is in Effect

     The Specified Amount of your policy and most rider coverages will not lapse during the guarantee period even if the Cash Value is not enough to cover all the deductions from the Fund Value on any monthly anniversary day if:

          (1) Guaranteed Death Benefit Rider is in effect, and

          (2) The test for continuation of the guarantee period has been met.

See "Guaranteed Death Benefit Rider," page   .

     While the Guaranteed Death Benefit Rider is in effect, the Fund Value of your policy will be reduced by monthly deductions but not below zero. During the guarantee period, we will waive any monthly deduction that will reduce the Fund Value below zero. If the Guaranteed Death Benefit Rider is ended, the normal test for lapse will resume.

  Reinstatement

We will reinstate a lapsed policy at any time:

          (1) Before the maturity date, and

          (2) Within five years after the monthly anniversary day which precedes the start of the grace period.

To reinstate a lapsed policy we must also receive:

          (1) A written application from you

          (2) Evidence of insurability satisfactory to us

          (3) Payment of all monthly deductions that were due and unpaid during the grace period

          (4) Payment of an amount at least sufficient to keep your policy in effect for one month after the reinstatement date

          (5) Payment or reinstatement of any debt on the policy anniversary at the start of the grace period

          (6) Payment of interest on debt reinstated from the beginning of the grace period to the end of the grace period at the rate that applies to policy loans on the date of reinstatement

     When your policy is reinstated, the Fund Value will be equal to the Fund Value on the date of the lapse subject to the following:

          (1) The surrender charge will be equal to the surrender charge that would have existed had your policy been in effect since the original policy date.

          (2) The Fund Value will be reduced by the decrease, if any, in the surrender charge during the period that the policy was not in effect.

          (3) Any Outstanding Debt on the date of lapse will also be reinstated.

          (4) No interest on amounts held in our Loan Account to secure Outstanding Debt will be paid or credited between lapse and reinstatement.

Reinstatement will be effective as of the monthly anniversary day on or preceding the date of approval by us. At that time, the Fund Value minus, if applicable, Outstanding Debt will be allocated among the subaccounts and the Guaranteed Interest Account pursuant to your most recent scheduled premium payment allocation instructions.

                             CHARGES AND DEDUCTIONS

     The following chart is intended to provide an overview of the current charges and deductions under the policy. Please see the discussion of each item in this prospectus and in the policy for further details.
--------------------------------------------------------------------------------

                            DEDUCTIONS FROM PREMIUMS

-----------------------------------------------------------------------------------------------
     Sales Charge -- Varies based on Specified      Specified Amounts less than $500,000 -- 4%
                     Amount plus Term Life Term     Specified Amounts of $500,000 or more -- 3%
                     Rider amount in effect. It
                     is a % of Premium paid.
-----------------------------------------------------------------------------------------------

     Tax Charge                                     State and local -- 2.25%
                                                    Federal -- 1.5%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  DAILY DEDUCTION FROM MONY VARIABLE ACCOUNT L
--------------------------------------------------------------------------------

     Mortality & Expense Risk Charge -- Maximum    .35% of subaccount value (0.000959% daily)
     Annual Rate

--------------------------------------------------------------------------------

                           DEDUCTIONS FROM FUND VALUE

----------------------------------------------------------------------------------------------
     Cost of Insurance Charge                      Current cost of insurance rate x net amount
                                                   at risk at the beginning of the policy
                                                   month
----------------------------------------------------------------------------------------------

     Administrative Charge -- monthly              $5.00
----------------------------------------------------------------------------------------------

     Monthly per $1,000 Specified Amount Charge    See Appendix B. This charge applies for the
     Based on issue age, gender and smoking        first 15 policy years (or for 15 years from
     Status.                                       the date of any increase in Specified
                                                   Amount)
----------------------------------------------------------------------------------------------

     Guaranteed Death Benefit Charge               $0.01 per $1,000 of Specified Amount and
     Monthly Charge for Death Benefit Rider.       certain Rider amounts. Please note that the
                                                   Rider requires that premiums on the policy
                                                   itself be paid in order to remain in
                                                   effect.
----------------------------------------------------------------------------------------------

     Optional Insurance Benefits Charge            As applicable.
     Monthly Deduction for any other Optional
     Insurance Benefits added by rider.
----------------------------------------------------------------------------------------------

     Transaction and Other Charges
     - Partial Surrender Fee                       $10

     - Transfer of Fund Value                      $25
     (at Company's Option)
----------------------------------------------------------------------------------------------

     Surrender Charge                              See discussion of Surrender Charge for
     Grades from 80% to 0 over 15 years based on   grading schedule.
     a schedule. Factors per $1,000 of Specified
     Amount vary based on issue age, gender, and
     underwriting class.
----------------------------------------------------------------------------------------------

The following provides additional details of the deductions from premium payments under a policy prior to allocating net premium payments to the subaccounts of MONY Variable Account L or to the Guaranteed Interest Account and of the deductions from MONY Variable Account L and from the policy's Fund Value.

Deductions from Premiums --

     Deductions are made from each premium payment prior to applying the net premium payment to the Fund Value.

Sales Charge --

     This charge varies based on the total of the Specified Amount plus the Term Life Term Insurance Rider amount in effect on the policy date.
The charge is a percent of each premium paid.
Amounts less than $500,000 -- 4%
Amounts of $500,000 or more -- 3%

     The sales charge compensates us for the cost of distributing the policies. This charge is not expected to be enough to cover sales and distribution expenses for the policies. To the extent that sales and distribution expenses exceed sales charges, amounts derived from surrender charges will be used. Expenses in excess of the sales and surrender charges may be recovered from other charges, including amount indirectly derived from the charge for mortality and expense risks and mortality gains.

Tax Charge --

     State and local premium tax -- currently 0.8%
Federal tax for deferred acquisition costs of the Company -- currently 1.5%

     All states levy taxes on life insurance premium payments. For policyholders resident in the State of New York, the Company currently deducts an amount equal to 0.8% of each premium payment to pay applicable premium taxes. These taxes vary from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, these taxes range from 0% to 4%. The 0.8% deduction is the actual premium tax imposed by the State of New York. We do not expect to profit from this charge.

     The 1.5% current charge against each premium covers our estimated cost for the Federal income tax treatment of deferred acquisition costs. This is determined solely by the amount of life insurance premiums received. We believe this charge is reasonable in relation to our increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments. No charge will be deducted where premiums received from you are not subject to this tax.

     We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us.

Daily Deduction From MONY Variable Account L --

     A charge is deducted daily from each subaccount of MONY Variable Account L for the mortality and expense risks assumed by the Company.

Mortality and Expense Risk Charge --

     Maximum of .000959% of the amount in the subaccount, which is equivalent to an annual rate of .35% of subaccount value.

     This charge compensates us for assuming mortality and expense risks under the policies. The mortality risk assumed is that insureds, as a group, may live for a shorter period of time than estimated. Therefore, the cost of insurance charges specified in the policy will not be enough to meet our actual claims. We assume an expense risk that other expenses incurred in issuing and administering the policies and operating MONY Variable Account L will be greater than the amount estimated when setting the charges for these expenses. We will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the policies. We may use this profit for other purposes. These purposes may include any distribution expenses not covered by the sales charge or surrender charge.

     This charge is not assessed against the amount of the policy Fund Value that is allocated to the Guaranteed Interest Account, nor to amounts in the Loan Account.

Deductions from Fund Value --

     A charge called the Monthly Deduction is deducted from the Fund Value on each monthly anniversary day. The Monthly Deduction consists of the following items:

Cost of Insurance --

     This charge compensates us for the anticipated cost of paying death benefits in excess of Fund Value to insureds' beneficiaries. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under the policy at the beginning of each policy month. Here, net amount at risk equals the death benefit payable at the beginning of the policy month less the Fund Value at that time.

     The policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables. (For issue ages under 18, no smoker/nonsmoker adjustment is made until attained age 15. Where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table B applies.) These rates are based on the age and underwriting class of the insured. They are also based on the gender of the insured, but unisex rates are used where appropriate under applicable law. Unisex laws include the State of Montana and in policies purchased by employers and employee organizations in connection with employment related insurance or benefit programs. As of the date of this prospectus, we charge "current rates" that are lower (i.e., less expensive) than the guaranteed rates. We may change current rates in the future. Like the guaranteed rates, the current rates also vary with the age, gender, smoking status, and underwriting class of the insured. In addition, they also vary with the policy duration. The cost of insurance rate generally increases with the age of the insured.

     If there have been increases in the Specified Amount, then for purposes of calculating the cost of insurance charge, the Fund Value will first be applied to the initial Specified Amount. If the Fund Value exceeds the initial Specified Amount, the excess will then be applied to any increase in Specified Amount in the order of the increases. If the death benefit equals the Fund Value multiplied by the applicable death benefit percentage, any increase in Fund Value will cause an automatic increase in the death benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Specified Amount (that has not been eliminated through a later decrease in Specified Amount.

Administrative Charge --     $5.00 per month

     This charge reimburses us for expenses associated with administration and maintenance of the policies. The charge is guaranteed never to exceed $5.00. We do not expect to profit from this charge.

Monthly per $1,000
Specified Amount Charge --   This charge applies for the first 15 years
                             following the issuance of the policy or an increase in the Specified Amount. The charge is made per $1,000 of Specified Amount based on issue age, gender, and smoking status. The monthly per $1,000 factors are shown in Appendix B.

Guaranteed Death Benefit
  Charge --                  If you elect the Guaranteed Death Benefit Rider,
                             you will be charged $0.01 per $1,000 of policy
                             Specified Amount and certain Rider amounts per month during the term of the Guaranteed Death
                             Benefit Rider. This charge is guaranteed never to exceed this amount.

Optional Insurance Benefits
  Charge --                  A monthly deduction for any other optional
                             insurance benefits added to the policy by rider.

Surrender Charge --          The Company will assess a surrender charge against
                             Fund Value upon a full surrender of the policy. The surrender charge is based on a factor per $1,000 of initial Specified Amount (or upon an increase in Specified Amount) and grades from 80% to zero over 15 years based on a schedule. The factors per $1,000 vary by issue age, gender, and underwriting class. The grading percentages (as shown below) vary based on issue age and number of full years since the Policy was issued (or since the increase in Specified Amount).

                      PERCENT FOR   PERCENT FOR
GRADING PERCENTAGES   ISSUE AGES    ISSUE AGES
   POLICY YEARS          0-75          76-85
-------------------   -----------   -----------
        1-3               80%           80%
          4               80            70
          5               80            60

                      PERCENT FOR   PERCENT FOR
GRADING PERCENTAGES   ISSUE AGES    ISSUE AGES
   POLICY YEARS          0-75          76-85
-------------------   -----------   -----------
          6               80            50
          7               80            40
          8               70            30
          9               60            20
         10               50            10
         11               40             0
         12               30             0
         13               20             0
         14               10             0
         15+               0             0

---------------

Note: Issue ages for policies issued to Qualified Plans are limited to ages
18-70

     The surrender charge is a contingent deferred load. It is a contingent load because it is assessed only if the policy is surrendered or if the policy lapses. It is a deferred load because it is not deducted from the premiums paid. The purpose of the surrender charge is to reimburse us for some of the expenses of distributing the policies.

     Example: If a male insured age 35 purchases a policy with a Specified Amount of $100,000, the per $1,000 of initial Specified Amount surrender charge factor would be $7.25 (Preferred, nonsmoker). The maximum surrender charge during the first seven policy years would be 80% of (100 x 7.25) or $580.00.

     The maximum surrender charge per $1,000 of initial Specified Amount factor would be $64.00 based upon the assumptions described above and if the policy were purchased by a male insured age 85, standard smoker.

Effect of Changes in Specified Amount on the Surrender Charge --

     The surrender charge will increase when a new coverage segment of Specified Amount is created due to a requested increase in coverage. The surrender charge related to the increase will be computed in the same manner as the surrender charge for the original Specified Amount. It will reduce over the 15-year period following the increase. The new surrender charge for the policy will equal:

          (1) The remaining part of the surrender charge for the original Specified Amount, plus

          (2) The surrender charge related to the increase.

     Decreases in Specified Amount have no effect on surrender charges.

Transaction and Other Charges  --

     Partial Surrender Fee -- $10

     Transfer of Fund Value -- $25 (at option of the Company)

     The partial surrender fee is guaranteed not to exceed $10. Currently, we do not charge for transfers of Fund Value between the subaccounts. However, we reserve the right to assess a $25 charge on transfers. This would include telephone transfers, if we permit them.

     We may charge the subaccounts for federal income taxes that are incurred by us and are attributable to MONY Variable Account L and its subaccounts. No such
charge is currently assessed. See "Charge for Company Income Taxes," page      .

     We will bear the direct operating expenses of MONY Variable Account L. The subaccounts purchase shares of the corresponding portfolio of the underlying Fund. The Fund's expenses are not fixed or specified under the terms of the policy.

FEES AND EXPENSES OF THE FUNDS

     The Fund and each of its portfolios incur certain charges including the investment advisory fee and certain operating expenses. These fees and expenses vary by portfolio and are set forth below. Their Boards govern the Funds. The
advisory fees are summarized at pages      . Fees and expenses of the Funds are
described in more detail in the Funds' prospectuses.

     Information contained in the following table was provided by the respective Funds and has not been independently verified by us.

                  PRO FORMA ANNUAL EXPENSES FOR THE YEAR ENDED
                               DECEMBER 31, 1998

                                                                    OTHER EXPENSES
                                                                        (AFTER
FUND/PORTFOLIO                                   MANAGEMENT FEES    REIMBURSEMENT)    TOTAL EXPENSES
--------------                                   ---------------    --------------    --------------
MONY SERIES FUND, INC.
Intermediate Term Bond Portfolio...............        .50%                .%(1)             .%
Long Term Bond Portfolio.......................        .50%                .%(1)             .%
Government Securities Portfolio................        .50%                .%(1)             .%
Money Market Portfolio.........................        .40%                .%(1)             .%
ENTERPRISE ACCUMULATION TRUST
Equity Portfolio...............................        .80%                .%                .%
Small Company Value Portfolio..................        .80%                .%                .%
Managed Portfolio..............................           %                .%                .%
International Growth Portfolio.................        .85%                .%                .%
High Yield Bond Portfolio......................        .60%                .%                .%
Small Company Growth Portfolio.................       1.00%               1.%(2)            1.%
Equity Income Portfolio........................        .75%                .%(2)             .%
Capital Appreciation Portfolio.................        .75%                .%(2)             .%
Growth and Income Portfolio....................        .75%                .%(2)             .%
Growth Portfolio...............................        .75%                .%(2)             .%

---------------
1. Includes custodial credit percentages as follows: Intermediate Term Bond
    -- .     %; Long Term Bond -- .     %; Government Securities -- .     %; and
   Money Market -- .     % which expenses are borne by the Investment Adviser
   pursuant to the Investment Advisory Agreement.

2. The subaccounts corresponding to these Portfolios first became available for allocation in November 1998. These expenses are estimated and reflect an agreement with the investment adviser to assume expenses which, with the investment management fee, exceed 1.40% for the Small Company Growth Portfolio, 1.05% for the Equity Income Portfolio, 1.15% for the Growth Portfolio, 1.30% for the Capital Appreciation Portfolio, and 1.05% for the Growth and Income Portfolio. Without the agreement by the investment adviser
   to assume such expenses, expenses would have been      .     % for the Small
   Company Growth Portfolio,      .     % for the Equity Income Portfolio,
        .     % for the Growth Portfolio,      .     % for the Capital
   Appreciation Portfolio, and      .     % for the Growth and Income Portfolio.

GUARANTEE OF CERTAIN CHARGES

     We guarantee that the following charges will not increase:

          (1) Mortality and expense risk charge.

          (2) Administrative charge.

          (3) Per $1,000 Specified Amount charge.

          (4) Sales charge.

          (5) Guaranteed cost of insurance rates.

          (6) Surrender charge.

     Any changes in the current cost of insurance charges or charges for optional insurance benefits will be made based on the class of the insured. Changes will be based on changes in:

          (1) Future expectations with respect to investment earnings,

          (2) Mortality,

          (3) Length of time policies will remain in effect,

          (4) Expenses, and

          (5) Taxes.

     In no event will they exceed the guaranteed rates defined in the policy.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

     The following provides a general description of the federal income tax considerations relating to the policy. This discussion is based upon our understanding of the present federal income tax laws as the Internal Revenue Service ("IRS") currently interprets them. This discussion is not intended as tax advice. Tax laws are very complex and tax results will vary according to your individual circumstances. A person considering the purchase of the policy may need tax advice. It should be understood that these comments on federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the policy. Special rules that are not discussed here may apply in certain situations. We make no representation as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations of the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules that we describe here or that relate directly or indirectly to life insurance policies. Our comments do not take into account any state or local income tax considerations that may be involved in the purchase of the policy.

  Definition of Life Insurance

     Under section 7702 of the Internal Revenue Code (the "Code"), a policy will be treated as a life insurance policy for federal tax purposes if one of two alternate tests are met. These tests are:

          (1) "Cash Value Accumulation Test"

          (2) "Guideline Premium/Cash Value Corridor Test"

     Your policy is tested under the Guideline Premium/Cash Value Corridor Test. This test provides for, among other things:

          (1) A maximum allowable premium per thousand dollars of death benefit, known as the "guideline annual premium," and

          (2) A minimum ongoing "corridor" of death benefit in relation to the Fund Value of the policy, known as the "death benefit percentage."

See Appendix A, for a table of the Guideline Premium/Cash Value Corridor Test factors.

     We believe that the policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the death benefit should be excludable from the gross income of the beneficiary (whether the beneficiary is a corporation, individual or other entity) under Section 101(a)(1) of the Code for purposes of the regular federal income tax. You generally should not be considered to be in constructive receipt of the cash values under the policy until a full surrender, maturity of the policy, or a partial surrender. In addition, certain policy loans may be taxable in the case of policies that are modified endowment contracts. Prospective policy owners that intend to use policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations.

  Tax Treatment of Policies

     The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, which if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract.

Example: "Seven-pay premium = $1,000
        Maximum premium to avoid "modified endowment" treatment =
         First year -- $1,000
         Through first two years -- $2,000
         Through first three years -- $3,000 etc.

Under this test, a policy may or may not be a modified endowment contract. The outcome depends on the amount of premiums paid during each of the policy's first seven contract years. Changes in benefits may require testing to determine if the policy is to be classified as a modified endowment contract. A modified endowment contract is treated differently for tax purposes then a conventional life insurance contract.

  Conventional Life Insurance Policies

     If a policy is not a modified endowment contract distributions are treated as follows. Upon a full surrender or maturity of a policy for its Cash Value, the excess if any, of the Cash Value plus Outstanding Debt divided by cost basis under a policy will be treated as ordinary income for federal income tax purposes. A policy's cost basis will usually equal the premiums paid less any premiums previously recovered through partial surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all the cash received through partial surrenders in the first 15 policy years is paid out of the income of the policy and therefore subject to income tax. Cash distributed to a policy owner on partial surrenders occurring more than 15 years after the policy date will be taxable as ordinary income to the policy owner to the extent that it exceeds the cost basis under a policy.

     We believe that loans received under policies that are not modified endowment contracts will be treated as indebtedness of the owner. Thus, no part of any loan under the policy will constitute income to the owner until the policy matures, unless the policy is surrendered before it matures. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a policy that is not a modified endowment contract may be deductible. Deductibility will be subject to several limitations, depending upon (1) the use to which the proceeds are put and (2) the tax rules applicable to the policy owner. If, for example, an individual who uses the proceeds of a loan for business or investment purposes , may be able to deduct all or part of the interest expense. Generally, if an individual uses the policy loan for personal purposes, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a policy loan or other indebtedness) also may be subject to other limitations.

     For example, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt where:

     - The interest is paid (or accrued by an accrual basis taxpayer) on a loan under a policy, and

     - The policy covers the life of an officer, employee, or person financially interested in the trade or business of the policy owners.

     Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Modified Endowment Contracts

     Pre-death distributions from modified endowment contracts may result in taxable income. Upon full surrender or maturity of the policy, the policy owner would recognize ordinary income for federal income tax purposes. Ordinary income will equal the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the policy. (The investment in the policy is usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income.) Upon partial surrenders and policy loans the policy owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the policy. The amount allocated to income is the amount by which the Fund Value of the policy exceeds investment in the policy immediately before distribution. The tax law provides for aggregation of two or more policies classified as modified endowment contracts if:

          (1) The policies are purchased from any one insurance company (including the Company), and

          (2) The purchases take place during a calendar year.

The policies are aggregated for the purpose of determining the part of the pre-death distributions allocable to income on the policies and the part allocable to investment in the policies.

     Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax. This additional tax is equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received:

          (1) When the taxpayer is at least 59 1/2 years old;

          (2) Which is attributable to the taxpayer becoming disabled; or

          (3) Which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     A contract may not be a modified endowment contract originally but may become one later. Treasury Department regulations, yet to be prescribed, cover pre-death distributions received in anticipation of the policy's failure to meet the seven-pay premium test. These distributions are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxed as described above). This treatment is applied even though the policy was not yet a modified endowment contract. The Code defines a distribution in anticipation of failing the test as one made within two years of the policy being classified as a modified endowment contract.

     It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, its deductibility will be subject to the same limitations as conventional life insurance contracts (see "Conventional Life Insurance
Policies," page      .)

  Reasonableness Requirement for Charges

     The tax law also deals with allowable mortality costs and other expenses used in the calculations to determine whether a contract qualifies as life insurance for income tax purposes. For policies entered into on or after October 21, 1988, the calculations must be based upon, (1) reasonable mortality charges, and (2) other charges reasonably expected to be paid. The Treasury Department is expected to declare regulations governing reasonableness standards for mortality charges. We believe our mortality costs and other expenses used in these calculations meet the current requirements. It is possible that future regulations will contain standards that would require us to modify our mortality charges for these calculations. We reserve the right to make modifications to retain the policy's qualification as life insurance for federal income tax purposes.

  Pension and Profit Sharing Plans

     Policies purchased by a fund, which is part of a pension or profit sharing plan (under Sections 401(a) or 403 of the Code), will be treated differently from that described above. For participants in these plans, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit." The current cost of insurance must be included annually in the plan participant's gross income. This cost (referred to as the "P.S. 58" cost) is reported to the participant annually. The excess of the death benefit over the policy Fund Value will not be subject to federal income tax if:

          (1) The plan participant dies while covered by the plan, and

          (2) The policy proceeds are paid to the participant's beneficiary.

However, the policy Fund Value will generally be taxable to the extent it exceeds the sum of (1) $5,000 plus (2) the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant has borrowed from his or her policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax-qualified plan.

  Other Employee Benefit Programs

     Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, to provide for employee benefits. These policy owners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law. The lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes. It may also affect the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). The policy owner's legal advisor should be consulted to address these issues.

  Diversification Requirements

     To comply with regulations under Section 817(h) of the Code, each portfolio is required to diversify its investments. Generally, on the last day of each quarter of a calendar year,

          (1) No more than 55% of the value of the portfolio's assets can be represented by any one investment,

          (2) No more than 70% can be represented by any two investments,

          (3) No more than 80% can be represented by any three investments, and

          (4) No more than 90% can be represented by any four investments.

Securities of a single issuer generally are treated for purposes of Section 817(h) as a single investment. However, for this purpose, each U.S. Government agency or instrumentality is treated as a separate issuer.

Any security issued, guaranteed, or insured (to the extent guaranteed and insured) by the U.S. or by an agency or instrumentality of the U.S. is treated as a security issued by the U.S. Government or its agency or instrumentality, as applicable.

     Currently, for federal income tax purposes, the portfolio shares underlying the subaccounts available under the policies are owned by the Company and not by you or any beneficiary. However, no representation is or can be made regarding the likelihood of the continuation of current interpretations by the IRS.

  Other

     Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the jurisdiction and the circumstances of each owner or beneficiary.

     For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

               THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING
                          THE TAX STATUS OF ANY POLICY

CHARGE FOR COMPANY INCOME TAXES

     For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. This might become necessary if:

          (1) The tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be,

          (2) There are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or

          (3) There is a change in the Company's tax status.

     Under current laws, the Company may incur state and local taxes (in addition to premium taxes imposed by the states) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Account for any such taxes attributable to the Account.

VOTING OF FUND SHARES

     Based on its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the subaccounts. We will exercise such rights at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. Our will exercise of these voting rights will be based on instructions received from persons having the voting interest in corresponding subaccounts of MONY Variable Account L. We may elect to vote the shares of the Funds in our own right if:

          (1) The Investment Company Act of 1940 or any regulations thereunder is amended, or

          (2) The present interpretation of the Act should change, and

          (3) As a result we determine that it is permitted to vote the shares of the Funds in our right.

     The person having the voting interest under a policy is the policy owner. Unless otherwise required by applicable law, a policy owner will have the right to instruct for the number of votes of any portfolio determined by dividing his or her Fund Value in the subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number policy owner votes will be determined as of the date set by the Company. However, such date will not be more than 90 days prior to the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the Securities and Exchange Commission, the Company reserves the right to determine the voting rights in a different fashion. Voting instructions may be cast in person or by proxy.

     If the Company does not receive voting instructions from the policy owner on time, the Company will vote his or her votes. The Company will vote in the same proportion as voting instructions received on time for all policies participating in that subaccount. The Company will also exercise the voting rights from assets in each subaccount, which are not otherwise attributable to policy owners. These votes will be exercised in the same proportion as the voting instructions that are received on time for all policies participating in that subaccount. Generally, the Company will vote any voting rights attributable to shares of portfolios of the Funds held in its General Account. These votes will be exercised in the same proportion as the aggregate votes cast with respect to shares of portfolios of the Funds held by MONY Variable Account L and other separate accounts of the Company.

DISREGARD OF VOTING INSTRUCTIONS

     The Company may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by policy owners in the investment policy or the investment adviser (or portfolio manager) of a portfolio. The Company's disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on the Company. If Company does disregard voting instructions; a summary of that action and the reasons for such action will be included in the next report to policy owners.

REPORT TO POLICY OWNERS

     A statement will be sent at least annually to each policy owner setting forth:

          (1) A summary of the transactions which occurred since the last statement, and

          (2) Indicating the death benefit, Specified Amount, Fund Value, Cash Value, and any Outstanding Debt.

     In addition, the statement will indicate the allocation of Fund Value among the Guaranteed Interest Account, the Loan Account and the subaccounts, and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

     Each policy owner will also receive an annual and a semiannual report containing financial statements for MONY Variable Account L and the Funds. The Funds' statement will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS AND RIGHT TO CHANGE OPERATIONS

     The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by or may be purchased by MONY Variable Account L or any of its other separate accounts. The Company may substitute shares of another portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the policies if:

          (1) Shares of any or all of the portfolios of the Funds should no longer be available for investment or,

          (2) In the judgment of the Company's management, further investment in shares of any or all portfolios of the Funds should become inappropriate in view of the purposes of the policies.

     Where required, the Company will not substitute any shares attributable to a policy owner's interest in MONY Variable Account L without notice, policy owner approval, or prior approval of the Securities and Exchange Commission. The Company will also follow the filing or other procedures established by applicable state insurance regulators. Applicable state insurance regulators include the Commissioner of Insurance of the State of Arizona.

     The Company also reserves the right to establish additional subaccounts of MONY Variable Account L. Each additional subaccount would invest in (1) a new portfolio of the Funds, or (2) in shares of another investment company, a portfolio thereof, or (3) another suitable investment vehicle, with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     If a substitution or change is made, the Company may make changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If the Company considers it to be in the best interests of persons having voting rights under the policies, MONY Variable Account L may:

          (1) Be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law,

          (2) Be deregistered under that Act if such registration is no longer required, or

          (3) Be combined with other separate accounts of the Company or an affiliate thereof.

Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of MONY Variable Account L.

CHANGES TO COMPLY WITH LAW

     The Company reserves the right to make any change without consent of policy owners to the provisions of the policy to comply with, or give policy owners the benefit of, any Federal or State statute, rule, or regulation. Federal and State laws include but not limited to requirements for life insurance contracts under the Internal Revenue Code, and regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

     We may advertise the performance of the MONY Variable Account L subaccounts, We will also report performance to policy owners and may make performance information available to prospective purchasers. This information will be presented in compliance with applicable law.

     Performance information may show the change in a policy owner's Fund Value in one or more subaccounts, or as a change in a policy owner's death benefit. Performance information may be expressed as a change in a policy owner's Fund Value over time or in terms of the average annual compounded rate of return on the policy owner's Fund Value. Such performance is based upon a hypothetical policy in which premiums have been allocated to a particular subaccount of MONY Variable Account L over certain periods of time that will include one, five and ten years, or from the commencement of operation of the subaccount of MONY Variable Account L if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming surrender at the end of the particular period. However, other quotations may simultaneously be given that do not assume surrender and do not take into account deduction of the surrender charge.

     Performance information for MONY Variable Account L may be compared in advertisements, sales literature, and reports to policy owners to:

          (1) Other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria, and

          (2) The Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a policy.

Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any subaccount of MONY Variable Account L reflects only the performance of a hypothetical policy whose Fund Value is allocated to MONY Variable Account L during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolios of the Funds in which MONY Variable Account L invests. The market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

                        THE GUARANTEED INTEREST ACCOUNT

     You may allocate all or a portion of your net premiums and transfer Fund Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the policy.

GENERAL DESCRIPTION

     Amounts allocated to the Guaranteed Interest Account become part of the General Account of Company which consists of all assets owned by the Company other than those in MONY Variable Account L and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

     You may elect to allocate net premiums to the Guaranteed Interest Account, MONY Variable Account L, or both. You may also transfer Fund Value from the subaccounts of MONY Variable Account L to the Guaranteed Interest Account or from the Guaranteed Interest Account to the subaccounts. The Company guarantees that the Fund Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account. In addition, Company may in its sole discretion declare current interest in excess of the 4.5% annual rate. (The portion of a Policy Owner's Fund Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%.)

     The Company bears the full investment risk for the Fund Value allocated to the Guaranteed Interest Account.

DEATH BENEFIT

     The death benefit under the policy will be determined in the same fashion if you have Fund Value in the Guaranteed Interest Account or Fund Value in the subaccounts. The death benefit under Option 1 will be equal to the Specified Amount of the Policy or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. Under Option 2, the Death Benefit will be equal to the Specified Amount of the Policy plus the Fund Value or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. See "Death
Benefits under the Policy," page   .

POLICY CHARGES

     Deductions from premium, monthly deductions from the Fund Value, and Fund charges will be the same if you allocate net premiums or transfer Fund Value to the Guaranteed Interest Account or allocate net premiums to the subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, per $1,000 of Specified Amount charge, the charge for any optional insurance benefits added by Rider, and the surrender charge. Fees for partial surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

     You will not directly or indirectly pay charges applicable to the portfolios, including the operating expenses of the portfolios, and the investment advisory fee charged by the portfolio managers if your Fund Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Fund Value allocated to the subaccounts is not deducted from Fund Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that you will not participate in the investment experience of the subaccounts to the extent that Fund Values are allocated to the Guaranteed Interest Account.

TRANSFERS

     Amounts may be transferred after the Right to Return Policy Period from the subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the subaccounts, subject to the following limitations.

     - Transfers to the Guaranteed Interest Account may be made at any time and in any amount.

     - Transfers from the Guaranteed Interest Account to the subaccounts are limited to:

        - one in any policy year, and

        - the period which begins on the policy anniversary and which ends 30 days after the policy anniversary.

If the transfer request is received on the policy anniversary, it will be processed as of the policy anniversary. If the transfer request is received within 30 days after the policy anniversary, the transfer will be effective as of the close of business on the day received if it is a Business Day. If it is not a Business Day, then at the close of business on the next day which is a Business Day. Any request received within 10 days before the policy anniversary will be considered received on the policy anniversary. Any transfer requests received at other times will not be honored, and will be returned to the policy owner.

     Currently there is no charge imposed upon transfers; however, the Company reserves the right to assess such a charge in the future.

SURRENDERS AND POLICY LOANS

     You may also make full surrenders and partial surrenders from the Guaranteed Interest Account to the same extent as if you had allocated premiums
and cash values to the subaccounts. See "Full Surrender," page   and "Partial
Surrender", page   . Transfers and surrenders payable from the Guaranteed
Interest Account, and the payment of policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months. However, the Company will not delay payment of surrenders or loans, the proceeds of which will be used to pay premiums on the policy.

                             MORE ABOUT THE POLICY

OWNERSHIP

     The policy owner is the individual named as such in the application or in any later change shown in the Company's records. While the insured is living, the policy owner alone has the right to receive all benefits and exercise all rights that the policy grants or the Company allows.

  Joint Owners

     If more than one person is named as policy owner, they are joint owners. Any policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

     The beneficiary is the individual named as such in the application or any later change shown in the Company's records. The policy owner may change the beneficiary at any time during the life of the insured by written request on forms provided by the Company. The Company must receive the request at its administrative office. The change will be effective as of the date this form is signed. Contingent and/or concurrent beneficiaries may be designated. The policy owner may designate a permanent beneficiary, whose rights under the policy cannot be changed without his or her consent. Unless otherwise provided, if no designated beneficiary is living upon the death of the insured, the policy owner or the policy owner's estate is the beneficiary.

     The Company will pay the death benefit proceeds to the beneficiary. Unless otherwise provided, the beneficiary must be living at the time of the insured's death to receive the proceeds.

  The Policy

     This Policy is a contract between the policy owner and the Company. The entire contract consists of the policy, a copy of the initial application, all subsequent applications to change the policy, any endorsements, all riders, and all additional policy information sections (specification pages) added to the policy.

NOTIFICATION AND CLAIMS PROCEDURES

     Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the policy be returned for any policy change or upon its surrender.

     If an insured dies while the policy is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the beneficiary and the insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the insured, including but not limited to medical records of physicians and hospitals used by the insured.

PAYMENTS

     Within seven days after the Company receives all the information needed for processing a payment, the Company will:

          (1) Pay death benefit proceeds,

          (2) Pay the Cash Value on surrender, partial surrenders and loan proceeds based on allocations made to the subaccounts, and

          (3) Effect a transfer between subaccounts or from the Variable Account to the Guaranteed Interest Account.

     However, the Company can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the subaccounts if:

     - The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

     - An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

PAYMENT PLAN/SETTLEMENT PROVISIONS

     Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured. Death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 a month or if the proceeds are less than $1,000. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

PAYMENT IN CASE OF SUICIDE

     If the insured dies by suicide, (1) while sane or insane, (2) within two years from the policy date or reinstatement date, the Company will limit the death benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an insured dies by suicide, (1) while sane or insane, (2) within two years of the effective date of any increase in the Specified Amount, the Company will refund the cost of insurance charges made with respect to such increase.

ASSIGNMENT

     You may assign your policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's administrative office. The assignment will be effective only when recorded by the Company. An assignment does not change the ownership of the policy. However, after an assignment, the rights of any policy owner or beneficiary will be subject to the assignment. The entire policy, including any attached payment option or rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this policy grants except (a) the right to change the policy owner or beneficiary, and (b) the right to elect a payment option. Assignment of a policy that is a modified endowment contract may generate taxable income. (See "Federal
Income Tax Considerations", page   .)

ERRORS ON THE APPLICATION

     If the age or gender of the insured has been misstated, the death benefit under this policy will be the greater of:

          (1) What would be purchased by the most recent cost of insurance charge at the correct age and gender, or

          (2) The death benefit derived by multiplying the Fund Value by the death benefit percentage for the correct age and gender.

If unisex cost of insurance rates apply, no adjustment will be made for a
misstatement of gender. See "Cost of Insurance," page   .

INCONTESTABILITY

     The Company may contest the validity of this policy if any material misstatements are made in the application. However, the policy will be incontestable as follows:

          (1) The initial Specified Amount cannot be contested after the policy has been in force during the insured's lifetime for two years from the policy date; and

          (2) An increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an Insured's lifetime for two years from its effective date.

POLICY ILLUSTRATIONS

     Upon request, the Company will send you an illustration of future benefits under the policy based on both guaranteed and current cost assumptions.

DISTRIBUTION OF THE POLICY

     MONY Securities Corp. ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, is principal underwriter (distributor) of the policies. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The policies may also be sold through other broker/dealers authorized by MSC and applicable law to do so.

     Except where MSC has authorized other broker/dealers to sell the policies (as described in the preceding paragraph), compensation payable for the sale of the policies will be based upon the following schedule. After issue of the Contract, commissions will equal at most 50 percent of premiums paid up to a maximum amount. Thereafter, commissions will equal at most 3.0 percent of any additional premiums plus, on the sixth and each succeeding quarterly anniversary for so long as the policy shall remain in effect, an annualized rate of 0.15 percent of the Fund Value of the policy. Upon any subsequent increase in Specified Amount, commissions will equal at most 50 percent of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.0 percent level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

     In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

                             MORE ABOUT THE COMPANY

MANAGEMENT

     The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company is 1740 Broadway, New York, New York 10019.

Current Officers and Directors of the Company are:

NAME                                                        POSITION AND OFFICES WITH DEPOSITOR
----                                                        -----------------------------------
Claude M. Ballard.....................................                   Director
Tom H. Barrett........................................                   Director
David L. Call.........................................                   Director
G. Robert Durham......................................                   Director
James B. Farley.......................................                   Director
Robert Holland, Jr....................................                   Director
Robert R. Kiley.......................................                   Director
James L. Johnson......................................                   Director
John R. Meyer.........................................                   Director
Jane C. Pfeiffer......................................                   Director
Thomas C. Theobald....................................                   Director

NAME                                                        POSITION AND OFFICES WITH DEPOSITOR
----                                                        -----------------------------------
Current Officer-Directors of the Company are:
Michael I. Roth.......................................    Director, Chairman and Chief Executive
                                                          Officer
Samuel J. Foti........................................    Director, President and Chief Operating
                                                          Officer
Kenneth M. Levine.....................................    Director, Executive Vice President and
                                                          Chief Investment Officer

NAME                                                               OFFICE WITH DEPOSITOR
----                                                               ---------------------
Other Officers of the Company are:
Thomas J. Conklin.....................................    Senior Vice President and Secretary
Richard E. Connors....................................    Senior Vice President
Richard Daddario......................................    Executive Vice President and Chief
                                                          Financial Officer
Phillip A. Eisenberg..................................    Senior Vice President and Chief Actuary
Stephen J. Hall.......................................    Senior Vice President
Richard E. Mulroy, Jr.................................    Senior Vice President and General
                                                          Counsel
Francis J. Waldron....................................    Senior Vice President
David V. Weigel.......................................    Treasurer

     No officer or director listed above receives any compensation from MONY Variable Account L. The Company or any of its affiliates has paid no separately allocable compensation to any person listed for services rendered to the Account.

STATE REGULATION

     The Company is subject to the laws of the state of New York governing insurance companies and to regulation by the Superintendent of Insurance of New York. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Superintendent of Insurance of New York and with regulatory authorities of other states on or before March 1st in each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Superintendent of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.

TELEPHONE TRANSFER PRIVILEGES

     You may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if an authorization for telephone transfer form has been completed, signed, and received at the Company's Syracuse Operations Center. The Company may record all or part of any telephone conversation with respect to transfer and allocation instructions. Telephone instructions received by the Company by 4:00 p.m. Eastern time on any valuation date will be effected as of the end of that valuation date in accordance with your instructions, subject to the limitations stated in this prospectus (presuming that the Right to Return Policy Period has expired). The Company reserves the right to deny any telephone transfer or allocation request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you might not be able to request transfers by telephone and would have to submit written requests. Telephone transfer and allocation instructions will only be accepted if complete and correct.

     The Company has adopted guidelines (which it believes to be reasonable) relating to telephone transfers and allocation instructions. These guidelines, among other things, outline procedures to be followed which are designed to prevent unauthorized instructions. If these procedures are followed, the Company shall not be liable for, and you will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions if such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form must be signed and received at the Company's Syracuse Operations Center before telephone transfers will be accepted.

LEGAL PROCEEDINGS

     There are no legal proceedings pending to which MONY Variable Account L is a party, or which would materially affect MONY Variable Account L.

LEGAL MATTERS

     Legal matters have been passed on by the Vice President and Chief Counsel of the MONY Life Insurance Company in connection with:

     (1) The issue and sale of the policies described in this prospectus,

     (2) The organization of the Company,

     (3) The Company's authority to issue the policies under New York law, and

     (4) The validity of the forms of the policies under New York law.

     Robert Levy, Vice President -- Chief Tax Counsel of MONY Life Insurance Company has passed upon legal matters relating to the federal income tax laws.

REGISTRATION STATEMENT

     A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

INDEPENDENT ACCOUNTANTS

     The audited financial statements for the Variable Account and for the Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports herein. The audited financial statements are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1301 Avenue of the Americas, New York, New York, 10019.

FINANCIAL STATEMENTS

     The audited financial statements for MONY Variable Account L are set forth herein, starting on page F-2. The audited financial statements of the Company are set forth herein, starting on page F-24.

     The financial statements of MONY Variable Account L and of the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be distinguished from the financial statements of MONY Variable Account L and should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

             FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
With respect to MONY Variable Account L:
  Report of Independent Accountants.........................  F-
  Statements of assets and liabilities as of December 31,
     1998...................................................  F-
  Statements of operations for the year ended December 31,
     1998...................................................  F-
  Statements of changes in net assets.......................  F-
  Notes to financial statements.............................  F-
  Report of Independent Accountants.........................  F-
  Statements of assets and liabilities as of December 31,
     1997...................................................  F-
  Statements of operations for the year ended December 31,
     1997...................................................  F-
  Statements of changes in net assets for the years ended
     December 31, 1997 and 1996.............................  F-
  Notes to financial statements.............................  F-
  Report of Independent Accountants.........................  F-
  Statements of assets and liabilities as of December 31,
     1996...................................................  F-
  Statements of operations for the year ended December 31,
     1996...................................................  F-
  Statements of changes in net assets for the years ended
     December 31, 1996 and 1995.............................  F-
  Notes to financial statements.............................  F-

With respect to MONY Life Insurance Company:
  Report of Independent Accountants.........................  F-
  Statements of admitted assets, liabilities, capital and
     surplus as of December 31, 1998 and 1997...............  F-
  Statements of operations for the years ended December 31,
     1998 and 1997..........................................  F-
  Statements of capital and surplus for the years ended
     December 31, 1998 and 1997.............................  F-
  Statements of cash flows for the years ended December 31,
     1998 and 1997..........................................  F-
  Notes to financial statements.............................  F-

                                   APPENDIX A

                          DEATH BENEFIT PERCENTAGE FOR
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                        ATTAINED AGE                          APPLICABLE PERCENTAGE
                        ------------                          ---------------------
40 and Under................................................           150%
41..........................................................           143
42..........................................................           136
43..........................................................           129
44..........................................................           122
45..........................................................           115
46..........................................................           109
47..........................................................           103
48..........................................................            97
49..........................................................            91
50..........................................................            85
51..........................................................            78
52..........................................................            71
53..........................................................            64
54..........................................................            57
55..........................................................            50
56..........................................................            46
57..........................................................            42
58..........................................................            38
59..........................................................            34
60..........................................................            30
61..........................................................            28
62..........................................................            26
63..........................................................            24
64..........................................................            22
65..........................................................            20
66..........................................................            19
67..........................................................            18
68..........................................................            17
69..........................................................            16
70..........................................................            15
71..........................................................            13
72..........................................................            11
73..........................................................            09
74..........................................................            07
75-90.......................................................            05
91..........................................................            04
92..........................................................            03
93..........................................................            02
94..........................................................            01
95..........................................................            00

                                   APPENDIX B

                  MONTHLY PER $1,000 SPECIFIED AMOUNT FACTORS

ISSUE                                                             FACTOR
AGE                                                             PER $1,000
-----                                                           ----------
0-17........................................................      $0.07
18-36.......................................................       0.08
37..........................................................       0.09
38..........................................................       0.09
39..........................................................       0.10
40..........................................................       0.10
41..........................................................       0.10
42..........................................................       0.11
43..........................................................       0.11
44..........................................................       0.12
45..........................................................       0.12
46..........................................................       0.12
47..........................................................       0.13
48..........................................................       0.13
49..........................................................       0.14
50..........................................................       0.14
51..........................................................       0.14
52..........................................................       0.15
53..........................................................       0.15
54..........................................................       0.16
55..........................................................       0.16
56..........................................................       0.16
57..........................................................       0.17
58..........................................................       0.17
59..........................................................       0.18
60..........................................................       0.18
61..........................................................       0.18
62..........................................................       0.19
63..........................................................       0.19
64..........................................................       0.20
65..........................................................       0.20
66..........................................................       0.20
67..........................................................       0.21
68..........................................................       0.21
69..........................................................       0.22
70..........................................................       0.22
71..........................................................       0.22
72..........................................................       0.23
73..........................................................       0.23
74..........................................................       0.24
75..........................................................       0.24
76..........................................................       0.24
77..........................................................       0.25
78..........................................................       0.25
79..........................................................       0.26
80..........................................................       0.26
81..........................................................       0.26
82..........................................................       0.27
83..........................................................       0.27
84..........................................................       0.28
85..........................................................       0.28

                                   APPENDIX C

                         GUARANTEED DEATH BENEFIT RIDER
                 MONTHLY GUARANTEE PREMIUM FOR GUARANTEED DEATH
              BENEFIT RIDER WITH TEN YEAR/AGE 70 GUARANTEE PERIOD

                                                                MONTHLY GUARANTEE
                                                                     PREMIUM
                                                                -----------------
Specified Amount = $200,000
Male age 45 Preferred Nonsmoker Death Benefit Option 1......         $229.17
Female age 45 Preferred Nonsmoker Death Benefit Option 1....         $174.00
Male age 45 Standard Smoker Death Benefit Option 1..........         $379.83
Male age 45 Preferred Nonsmoker Death Benefit Option 2......         $229.17
Male age 35 Preferred Nonsmoker Death Benefit Option 1......         $155.83
Male age 55 Preferred Nonsmoker Death Benefit Option 1......         $370.83

                                   APPENDIX D

                ILLUSTRATIONS OF DEATH PROCEEDS, FUND VALUES AND
                        CASH VALUES, AND PREMIUM OUTLAYS

     The following tables illustrate how the key financial elements of the Policy work, specifically, how the death benefits, Fund Values and Cash Values could vary over an extended period of time. In addition, each table compares these values with premiums paid accumulated with interest.

The Policies illustrated include the following:

                                                  BENEFIT   SPECIFIED   SEE
 SEX    AGE                 SMOKER                OPTION     AMOUNT     PAGE
 ---    ---                 ------                -------   ---------   ----
Male    45    Preferred Non-smoker                   1      $200,000    D- 5
Female  45    Preferred Non-smoker                   1      $200,000    D-15
Male    45    Standard Smoker                        1      $200,000    D-25
Male    45    Preferred Non-smoker                   2      $200,000    D-34
Male    35    Preferred Non-smoker                   1      $200,000    D-44
Male    55    Preferred Non-smoker                   1      $200,000    D-54

     The tables show how Death Proceeds, Fund Values and Cash Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the periods indicated in each table. The values will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the death benefits, Fund Values and Cash Values will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy years. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

     The amounts shown for Death Proceeds, Fund Values and Cash Values reflect the fact the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied against the Subaccounts of the Variable Account (i.e., the mortality and expense risk charge) as well as the premium loads, administrative charges and Surrender Charges. The difference between the Fund Value and the Cash Value in the first 14 years is the Surrender Charge.

     The tables illustrate cost of insurance and expense charges at both current
rates (which are described under Cost of Insurance, page   ) and at the maximum
rates guaranteed in the Policies. The amounts shown at the end of each Policy year reflect a daily charge against the Funds as well as those assessed against the Subaccounts. These charges include the charge against the Subaccounts for mortality and expense risks and the effect on each Subaccount's investment experience of the charge to Portfolio assets for investment management and direct expenses. The mortality and expense risk fee is .35% annually on a guaranteed basis.

     The tables also reflect a deduction for a daily investment advisory fee and for other expenses of the Portfolio at a rate equivalent to an annual rate of 0.75% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account. Actual fees and other expenses vary by Portfolio and may be subject to agreements by the sponsor to waive or otherwise reimburse each Portfolio for operating expenses which exceed certain limits. There can be no assurance that the expense reimbursement arrangements will continue in the future, and any unreimbursed expenses would be reflected in the values included on the tables.

     The effect of these investment management, direct expenses and mortality and expense risk charges on a 0% gross rate of return would result in a net rate of return of -.75%, on 6% it would be 5.25%, and on 12% it would be 11.25%.

     The tables assume the deduction of charges including administrative and sales charges. For each age, there are tables for death benefit Options 1 and 2 and each option is illustrated using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

     The following are descriptions of Table columns and key terms:

     Age:  Insured's attained age at the end of the policy year

     Premium Outlay: The annualized out-of-pocket premium payments for each policy year including scheduled and any anticipated unscheduled premium payments. Premium payments are assumed to be paid at the beginning of each premium paying period. Amounts of surrenders and loans plus loan interest if any, are shown on the pages captioned "Premiums, Surrenders and Loans".

     Premium Accumulated at 5%: is equal to the premiums compounded at an annual effective rate of 5% and is shown at the end of the year.

GUARANTEED CHARGES AT 0.00%, 6.00% OR 12.00%

     Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year, assuming a 0.00%, 6.00% or 12,00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

CURRENT CHARGES AT 0.00%, 6.00% OR 12.00%

     Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates.

     The Company will furnish, upon request, a comparable illustration based on the age and sex of the proposed Insured, standard Premium Class assumptions and an initial Specified Amount and Scheduled Premium Payments of the applicant's choice. If a Policy is purchased, an individualized illustration will be delivered reflecting the Scheduled Premium Payment chosen and the Insured's actual risk class. After issuance, the Company will provide upon request an illustration of future Policy benefits based on both guaranteed and current cost factor assumptions and actual Account Value.

     The following is the page of supplemental footnotes to each of the flexible premium variable life to age 100 numeric summary and standard ledger statements which follow and which begin on pages B-4.

            STANDARD LEDGER STATEMENT -- SUPPLEMENTAL FOOTNOTE PAGE
                            MONY CUSTOM EQUITYMASTER
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
                          MONY LIFE INSURANCE COMPANY

ADDITIONAL INFORMATION

     This policy has been tested for the possibility of classification as a modified endowment. This test is not a guarantee that a policy will not be classified as a modified endowment.

     This illustration has been checked against federal tax laws relating to their definition of life insurance and is in compliance based on proposed premium payments and coverages. Any decrease in specified amount and/or a change in death benefit option 2 to death benefit option 1 and/or surrenders occurring in the first 15 years may cause a taxable event. In addition, if the policy is defined as a modified endowment policy, a loan, surrender, or assignment or pledge (unless such assignment or pledge is for burial expenses and the maximum death benefit is not in excess of $25,000) may be considered a taxable distribution and a ten percent penalty may be added to any tax on the distribution. Please consult your tax advisor for advice.

                               GUIDELINE PREMIUMS

   AGE, GENDER, UNDERWRITING CLASSIFICATION        SPECIFIED       INITIAL GUIDELINE   INITIAL GUIDELINE
           AND DEATH BENEFIT OPTION                  AMOUNT         SINGLE PREMIUM      ANNUAL PREMIUM
   ----------------------------------------     ----------------   -----------------   -----------------
Age 45, Male, Non-Smoker Preferred, Option 1        $200,000          $47,860.22          $ 3,998.48
Age 45, Female, Non-Smoker Preferred, Option 1      $200,000          $41,213.22          $ 3,374.75
Age 45, Male, Smoker Standard, Option 1             $200,000          $60,737.64          $ 5,271.13
Age 45, Male, Non-Smoker, Preferred, Option 2       $200,000          $47,860.22          $12,671.23
Age 35, Male, Non-Smoker, Preferred, Option 1       $200,000          $30,647.57          $ 2,489.50
Age 55, Male, Non-Smoker, Preferred, Option 1       $200,000          $72,717.30          $ 6,673.55

     Values shown on this illustration are based on a policyowner tax bracket of 0%.

     Premiums are assumed to be paid at the beginning of the payment period. Policy values and ages are shown as of the end of the policy year and reflect the effect of all loans and surrenders. The death proceeds, fund value and value upon surrender will differ if premiums are paid in different amounts, frequencies, or not on the due date.

     The policy's cash value is net of any applicable surrender charge.

     Premiums less the following deductions are added to the fund value:

     1.  A premium tax charge of .80% of gross premiums in all policy years.

     2. A sales charge on the gross premiums. The sales charges equal 4% of each premium dollar paid for amounts less than $500,000, and 3% for total amounts of $500,000 or more.

     3.  A DAC tax charge of 1.50% of gross premiums in all policy years.

     For the first year, those columns assuming guaranteed charges use the current monthly mortality charges, current monthly administrative charges, current charges for mortality and expense risks, current charges for rider benefits, if any, and current premium sales charge as well as the assumed hypothetical gross annual investment return indicated. Thereafter these columns use guaranteed monthly mortality charges, guaranteed monthly administrative charges, guaranteed charges for mortality and expense risks, guaranteed charges for rider benefits if any, guaranteed maximum premium sales charge, and the assumed hypothetical gross annual investment return indicated. Those columns assuming current charges are based upon "current charges" and the assumed hypothetical gross annual investment return indicated.

     The current charges declared by MONY Life Insurance Company are guaranteed for the first policy year and apply to policies issued as of the illustration preparation date and could change between the preparation date and the date the policy is issued. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                   APPENDIX D

                          LIFE INSURANCE ILLUSTRATION

                           MONY CUSTOM EQUITY MASTER

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*        GUARANTEED CHARGES**          CURRENT CHARGES***
                    -------------------------   -------------------------   --------------------------
                        0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH     CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS   VALUE   VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650       0     1,851   200,000       0     1,851   200,000         0    1,851   200,000
   5       2,650    4,773    6,893   200,000    4,773    6,893   200,000     6,438    8,558   200,000
   10      2,650    9,786   11,111   200,000    9,786   11,111   200,000    14,994   16,319   200,000
   20      2,650    7,542    7,542   200,000    7,542    7,542   200,000    23,957   23,957   200,000
@ Age 70   2,650       0         0         0       0         0         0    19,706   19,706   200,000
@ Age 85     N/A     N/A       N/A       N/A     N/A       N/A       N/A       N/A      N/A       N/A
@ Age 90     N/A     N/A       N/A       N/A     N/A       N/A       N/A       N/A      N/A       N/A

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 32 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,650          0      1,851  200,000        0   1,851  200,000        0   1,851  200,000
 2     47     2,650      1,098      3,218  200,000    1,098   3,218  200,000    1,495   3,615  200,000
 3     48     2,650      2,385      4,505  200,000    2,385   4,505  200,000    3,173   5,293  200,000
 4     49     2,650      3,618      5,738  200,000    3,618   5,738  200,000    4,812   6,932  200,000
 5     50     2,650      4,773      6,893  200,000    4,773   6,893  200,000    6,438   8,558  200,000
 6     51     2,650      5,830      7,950  200,000    5,830   7,950  200,000    8,049  10,169  200,000
 7     52     2,650      6,790      8,910  200,000    6,790   8,910  200,000    9,646  11,766  200,000
 8     53     2,650      7,920      9,775  200,000    7,920   9,775  200,000   11,471  13,326  200,000
 9     54     2,650      8,910     10,500  200,000    8,910  10,500  200,000   13,261  14,851  200,000
10     55     2,650      9,786     11,111  200,000    9,786  11,111  200,000   14,994  16,319  200,000
11     56     2,650     10,503     11,563  200,000   10,503  11,563  200,000   16,651  17,711  200,000
12     57     2,650     11,063     11,858  200,000   11,063  11,858  200,000   18,210  19,005  200,000
13     58     2,650     11,466     11,996  200,000   11,466  11,996  200,000   19,653  20,183  200,000
14     59     2,650     11,669     11,934  200,000   11,669  11,934  200,000   20,939  21,204  200,000
15     60     2,650     11,671     11,671  200,000   11,671  11,671  200,000   22,030  22,030  200,000
16     61     2,650     11,449     11,449  200,000   11,449  11,449  200,000   22,908  22,908  200,000
17     62     2,650     10,980     10,980  200,000   10,980  10,980  200,000   23,531  23,531  200,000
18     63     2,650     10,195     10,195  200,000   10,195  10,195  200,000   23,882  23,882  200,000
19     64     2,650      9,066      9,066  200,000    9,066   9,066  200,000   24,024  24,024  200,000
20     65     2,650      7,542      7,542  200,000    7,542   7,542  200,000   23,957  23,957  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     2,650     5,566   5,566  200,000    5,566   5,566  200,000   23,661  23,661  200,000
22     67     2,650     3,100   3,100  200,000    3,100   3,100  200,000   23,091  23,091  200,000
23     68     2,650        79      79  200,000       79      79  200,000   22,245  22,245  200,000
24     69     2,650    LAPSED  LAPSED   LAPSED   LAPSED  LAPSED   LAPSED   21,118  21,118  200,000
25     70     2,650                                                        19,706  19,706  200,000
26     71     2,650                                                        17,956  17,956  200,000
27     72     2,650                                                        15,905  15,905  200,000
28     73     2,650                                                        13,451  13,451  200,000
29     74     2,650                                                        10,491  10,491  200,000
30     75     2,650                                                         6,931   6,931  200,000
31     76     2,650                                                         2,692   2,692  200,000
32     77     2,650                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*         GUARANTEED CHARGES**          CURRENT CHARGES***
                    -------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)           6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650       0     1,851   200,000         0    1,980   200,000         0    1,980   200,000
   5       2,650    4,773    6,893   200,000     6,387    8,507   200,000     8,250   10,370   200,000
   10      2,650    9,786   11,111   200,000    15,378   16,703   200,000    21,846   23,171   200,000
   20      2,650    7,542    7,542   200,000    27,886   27,886   200,000    53,408   53,408   200,000
@ Age 70   2,650       0         0         0    22,663   22,663   200,000    68,641   68,641   200,000
@ Age 85   2,650       0         0         0         0        0         0    94,195   94,195   200,000
@ Age 90   2,650       0         0         0         0        0         0    51,983   51,983   200,000

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 47 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,650          0      1,851  200,000        0   1,980  200,000        0   1,980  200,000
 2     47     2,650      1,098      3,218  200,000    1,459   3,579  200,000    1,868   3,988  200,000
 3     48     2,650      2,385      4,505  200,000    3,070   5,190  200,000    3,906   6,026  200,000
 4     49     2,650      3,618      5,738  200,000    4,720   6,840  200,000    6,024   8,144  200,000
 5     50     2,650      4,773      6,893  200,000    6,387   8,507  200,000    8,250  10,370  200,000
 6     51     2,650      5,830      7,950  200,000    8,050  10,170  200,000   10,590  12,710  200,000
 7     52     2,650      6,790      8,910  200,000    9,712  11,832  200,000   13,050  15,170  200,000
 8     53     2,650      7,920      9,775  200,000   11,637  13,492  200,000   15,878  17,733  200,000
 9     54     2,650      8,910     10,500  200,000   13,519  15,109  200,000   18,815  20,405  200,000
10     55     2,650      9,786     11,111  200,000   15,378  16,703  200,000   21,846  23,171  200,000
11     56     2,650     10,503     11,563  200,000   17,172  18,232  200,000   24,955  26,015  200,000
12     57     2,650     11,063     11,858  200,000   18,899  19,694  200,000   28,128  28,923  200,000
13     58     2,650     11,466     11,996  200,000   20,558  21,088  200,000   31,350  31,880  200,000
14     59     2,650     11,669     11,934  200,000   22,103  22,368  200,000   34,588  34,853  200,000
15     60     2,650     11,671     11,671  200,000   23,530  23,530  200,000   37,806  37,806  200,000
16     61     2,650     11,449     11,449  200,000   24,824  24,824  200,000   41,002  41,002  200,000
17     62     2,650     10,980     10,980  200,000   25,965  25,965  200,000   44,149  44,149  200,000
18     63     2,650     10,195     10,195  200,000   26,882  26,882  200,000   47,233  47,233  200,000
19     64     2,650      9,066      9,066  200,000   27,541  27,541  200,000   50,317  50,317  200,000
20     65     2,650      7,542      7,542  200,000   27,886  27,886  200,000   53,408  53,408  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     2,650     5,566   5,566  200,000   27,854  27,854  200,000   56,497  56,947  200,000
22     67     2,650     3,100   3,100  200,000   27,396  27,396  200,000   59,556  59,556  200,000
23     68     2,650        79      79  200,000   26,434  26,434  200,000   62,594  62,594  200,000
24     69     2,650    LAPSED  LAPSED   LAPSED   24,904  24,904  200,000   65,619  65,619  200,000
25     70     2,650                              22,663  22,663  200,000   68,641  68,641  200,000
26     71     2,650                              19,569  19,569  200,000   71,637  71,637  200,000
27     72     2,650                              15,435  15,435  200,000   74,646  74,646  200,000
28     73     2,650                               9,988   9,988  200,000   77,621  77,621  200,000
29     74     2,650                               2,924   2,924  200,000   80,510  80,510  200,000
30     75     2,650                              LAPSED  LAPSED   LAPSED   83,278  83,278  200,000
31     76     2,650                                                        85,905  85,905  200,000
32     77     2,650                                                        88,354  88,354  200,000
33     78     2,650                                                        90,572  90,572  200,000
34     79     2,650                                                        92,529  92,529  200,000
35     80     2,650                                                        94,164  94,164  200,000
36     81     2,650                                                        95,422  95,422  200,000
37     82     2,650                                                        96,223  96,223  200,000
38     83     2,650                                                        96,498  96,498  200,000
39     84     2,650                                                        95,903  95,903  200,000
40     85     2,650                                                        94,195  94,195  200,000
41     86     2,650                                                        91,062  91,062  200,000
42     87     2,650                                                        86,046  86,046  200,000
43     88     2,650                                                        78,420  78,420  200,000
44     89     2,650                                                        67,468  67,468  200,000
45     90     2,650                                                        51,983  51,983  200,000
46     91     2,650                                                        29,864  29,864  200,000
47     92     2,650                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*            GUARANTEED CHARGES**                 CURRENT CHARGES***
                    -------------------------   ---------------------------------   ---------------------------------
                        0.00% (-.75% NET)              12.00% (11.25% NET)                 12.00% (11.25% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
   1       2,650       0     1,851   200,000            0       2,110     200,000           0       2,110     200,000
   5       2,650    4,773    6,893   200,000        8,303      10,423     200,000      10,384      12,504     200,000
   10      2,650    9,786   11,111   200,000       23,664      24,989     200,000      31,751      33,076     200,000
   20      2,650    7,542    7,542   200,000       79,140      79,140     200,000     120,562     120,562     200,000
@ Age 70   2,650       0         0         0      132,182     132,182     200,000     213,577     213,577     247,749
@ Age 85   2,650       0         0         0      654,190     654,190     686,900   1,053,764   1,053,764   1,106,452
@ Age 90   2,650       0         0         0    1,061,102   1,061,102   1,114,157   1,731,867   1,731,867   1,818,460

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)          12.00% (11.25% NET)       12.00% (11.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,650          0      1,851  200,000        0   2,110  200,000        0   2,110  200,000
 2     47     2,650      1,098      3,218  200,000    1,836   3,956  200,000    2,257   4,377  200,000
 3     48     2,650      2,385      4,505  200,000    3,817   5,937  200,000    4,702   6,822  200,000
 4     49     2,650      3,618      5,738  200,000    5,974   8,094  200,000    7,394   9,514  200,000
 5     50     2,650      4,773      6,893  200,000    8,303  10,423  200,000   10,384  12,504  200,000
 6     51     2,650      5,830      7,950  200,000   10,802  12,922  200,000   13,706  15,826  200,000
 7     52     2,650      6,790      8,910  200,000   13,494  15,614  200,000   17,398  19,518  200,000
 8     53     2,650      7,920      9,775  200,000   16,668  18,523  200,000   21,741  23,596  200,000
 9     54     2,650      8,910     10,500  200,000   20,041  21,631  200,000   26,516  28,106  200,000
10     55     2,650      9,786     11,111  200,000   23,664  24,989  200,000   31,751  33,076  200,000
11     56     2,650     10,503     11,563  200,000   27,528  28,588  200,000   37,477  38,537  200,000
12     57     2,650     11,063     11,858  200,000   31,666  32,461  200,000   43,736  44,531  200,000
13     58     2,650     11,466     11,996  200,000   36,117  36,647  200,000   50,573  51,103  200,000
14     59     2,650     11,669     11,934  200,000   40,887  41,152  200,000   58,025  58,290  200,000
15     60     2,650     11,671     11,671  200,000   46,025  46,025  200,000   66,142  66,142  200,000
16     61     2,650     11,449     11,449  200,000   51,589  51,589  200,000   75,025  75,025  200,000
17     62     2,650     10,980     10,980  200,000   57,638  57,638  200,000   84,765  84,765  200,000
18     63     2,650     10,195     10,195  200,000   64,199  64,199  200,000   95,477  95,477  200,000
19     64     2,650      9,066      9,066  200,000   71,343  71,343  200,000   107,353 107,353 200,000
20     65     2,650      7,542      7,542  200,000   79,140  79,140  200,000   120,562 120,562 200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                        CURRENT CHARGES
                       ----------------------------------------------------   -----------------------------
END                       0.00% (-.75% NET)        12.00% (11.25% NET)             12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH     FUND      DEATH        CASH    FUND     DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE    VALUE    PROCEEDS      VALUE    VALUE   PROCEEDS
21     66     2,650     5,566   5,566  200,000    87,680    87,680   200,000    135,294   135,294   200,000
22     67     2,650     3,100   3,100  200,000    97,092    97,092   200,000    151,765   151,765   200,000
23     68     2,650        79      79  200,000   107,518   107,518   200,000    170,248   170,248   200,893
24     69     2,650    LAPSED  LAPSED   LAPSED   119,147   119,147   200,000    190,836   190,836   223,278
25     70     2,650                              132,182   132,182   200,000    213,577   213,577   247,749
26     71     2,650                              146,897   146,897   200,000    238,694   238,694   274,498
27     72     2,650                              163,636   163,636   200,000    266,514   266,514   301,161
28     73     2,650                              182,834   182,834   202,945    297,340   297,340   330,048
29     74     2,650                              204,474   204,474   222,876    331,520   331,520   361,356
30     75     2,650                              228,502   228,502   244,497    369,457   369,457   395,319
31     76     2,650                              255,255   255,255   268,017    411,624   411,624   432,205
32     77     2,650                              284,734   284,734   298,971    458,224   458,224   481,135
33     78     2,650                              317,204   317,204   333,064    509,702   509,702   535,187
34     79     2,650                              352,945   352,945   370,592    566,552   566,552   594,880
35     80     2,650                              392,260   392,260   411,873    629,308   629,308   660,773
36     81     2,650                              435,469   435,469   457,243    698,555   698,555   733,482
37     82     2,650                              482,908   482,908   507,054    774,929   774,929   813,675
38     83     2,650                              534,927   534,927   561,674    859,131   859,131   902,088
39     84     2,650                              591,891   591,891   621,485    951,823   951,823   999,414
40     85     2,650                              654,190   654,190   686,900  1,053,764 1,053,764 1,106,452
41     86     2,650                              722,237   722,237   758,349  1,165,768 1,165,768 1,224,056
42     87     2,650                              796,470   796,470   836,294  1,288,678 1,288,678 1,353,111
43     88     2,650                              877,364   877,364   921,232  1,423,325 1,423,325 1,494,491
44     89     2,650                              965,405   965,405 1,013,675  1,570,726 1,570,726 1,649,262
45     90     2,650                            1,061,102 1,061,102 1,114,157  1,731,867 1,731,867 1,818,460

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)        12.00% (11.25% NET)       12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
46     91     2,650                              1,164,955 1,164,955 1,223,203 1,907,594 1,907,594 2,002,973
47     92     2,650                              1,281,033 1,281,033 1,332,274 2,103,045 2,103,045 2,187,167
48     93     2,650                              1,411,482 1,411,482 1,453,827 2,321,403 2,321,403 2,391,045
49     94     2,650                              1,558,946 1,558,946 1,590,124 2,566,712 2,566,712 2,618,046
50     95     2,650                              1,726,855 1,726,855 1,744,124 2,843,744 2,843,744 2,872,182
51     96     2,650                              1,911,777 1,911,777 1,930,894 3,150,106 3,150,106 3,181,607
52     97     2,650                              2,114,647 2,114,647 2,135,793 3,488,891 3,488,891 3,523,780
53     98     2,650                              2,335,145 2,335,145 2,358,497 3,863,344 3,863,344 3,901,977
54     99     2,650                              2,575,180 2,575,180 2,600,932 4,277,098 4,277,098 4,319,869
55     100    2,650                              2,839,615 2,839,615 2,868,011 4,733,893 4,733,893 4,781,232

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                      GUARANTEED CHARGES*        GUARANTEED CHARGES**         CURRENT CHARGES***
                    ------------------------   ------------------------   --------------------------
                       0.00% (-.75% NET)          0.00% (-.75% NET)           0.00% (-.75% NET)
 POLICY   PREMIUM   CASH    FUND     DEATH     CASH    FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE   PROCEEDS   VALUE   VALUE   PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,050       0    1,365   200,000       0    1,365   200,000         0    1,365   200,000
   5       2,050    2,985   4,625   200,000    2,985   4,625   200,000     4,777    6,417   200,000
   10      2,050    6,192   7,217   200,000    6,192   7,217   200,000    11,037   12,062   200,000
   20      2,050    6,246   6,246   200,000    6,246   6,246   200,000    16,950   16,950   200,000
@ Age 70   2,050       0       0          0       0       0          0    15,177   15,177   200,000
@ Age 85     N/A     N/A     N/A        N/A     N/A     N/A        N/A       N/A      N/A       N/A
@ Age 90     N/A     N/A     N/A        N/A     N/A     N/A        N/A       N/A      N/A       N/A

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 34 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,050          0      1,365  200,000        0   1,365  200,000        0   1,365  200,000
 2     47     2,050        608      2,248  200,000      608   2,248  200,000    1,030   2,670  200,000
 3     48     2,050      1,461      3,101  200,000    1,461   3,101  200,000    2,299   3,939  200,000
 4     49     2,050      2,260      3,900  200,000    2,260   3,900  200,000    3,555   5,195  200,000
 5     50     2,050      2,985      4,625  200,000    2,985   4,625  200,000    4,777   6,417  200,000
 6     51     2,050      3,658      5,298  200,000    3,658   5,298  200,000    5,986   7,626  200,000
 7     52     2,050      4,257      5,897  200,000    4,257   5,987  200,000    7,162   8,802  200,000
 8     53     2,050      4,989      6,424  200,000    4,989   6,424  200,000    8,509   9,944  200,000
 9     54     2,050      5,626      6,856  200,000    5,626   6,856  200,000    9,800  11,030  200,000
10     55     2,050      6,192      7,217  200,000    6,192   7,217  200,000   11,037  12,062  200,000
11     56     2,050      6,665      7,485  200,000    6,665   7,485  200,000   12,243  13,063  200,000
12     57     2,050      7,045      7,660  200,000    7,045   7,660  200,000   13,395  14,010  200,000
13     58     2,050      7,334      7,744  200,000    7,334   7,744  200,000   14,474  14,884  200,000
14     59     2,050      7,531      7,736  200,000    7,531   7,736  200,000   15,371  15,576  200,000
15     60     2,050      7,636      7,636  200,000    7,636   7,636  200,000   16,089  16,089  200,000
16     61     2,050      7,711      7,711  200,000    7,711   7,711  200,000   16,668  16,668  200,000
17     62     2,050      7,648      7,648  200,000    7,648   7,648  200,000   17,005  17,005  200,000
18     63     2,050      7,402      7,402  200,000    7,402   7,402  200,000   17,059  17,059  200,000
19     64     2,050      6,951      6,951  200,000    6,951   6,951  200,000   17,048  17,048  200,000
20     65     2,050      6,246      6,246  200,000    6,246   6,246  200,000   16,950  16,950  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     2,050     5,263   5,263  200,000    5,263   5,263  200,000   16,766  16,766  200,000
22     67     2,050     3,998   3,998  200,000    3,998   3,998  200,000   16,516  16,516  200,000
23     68     2,050     2,446   2,446  200,000    2,446   2,446  200,000   16,179  16,179  200,000
24     69     2,050       577     577  200,000      577     577  200,000   15,733  15,733  200,000
25     70     2,050    LAPSED  LAPSED   LAPSED   LAPSED  LAPSED   LAPSED   15,177  15,177  200,000
26     71     2,050                                                        14,444  14,444  200,000
27     72     2,050                                                        13,555  13,555  200,000
28     73     2,050                                                        12,508  12,508  200,000
29     74     2,050                                                        11,144  11,144  200,000
30     75     2,050                                                         9,410   9,410  200,000
31     76     2,050                                                         7,230   7,230  200,000
32     77     2,050                                                         4,357   4,357  200,000
33     78     2,050                                                           762     762  200,000
34     79     2,050                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                      GUARANTEED CHARGES*         GUARANTEED CHARGES**          CURRENT CHARGES***
                    ------------------------   --------------------------   --------------------------
                       0.00% (-.75% NET)           6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM   CASH    FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE   PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,050       0    1,365   200,000         0    1,463   200,000         0    1,463   200,000
   5       2,050    2,985   4,625   200,000     4,128    5,768   200,000     6,136    7,776   200,000
   10      2,050    6,192   7,217   200,000    10,011   11,036   200,000    16,158   17,183   200,000
   20      2,050    6,246   6,246   200,000    19,640   19,640   200,000    38,416   38,416   200,000
@ Age 70   2,050       0       0          0    18,274   18,274   200,000    49,843   49,843   200,000
@ Age 85   2,050       0       0          0         0        0         0    61,713   61,713   200,000
@ Age 90   2,050       0       0          0         0        0         0     4,177    4,177   200,000

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 46 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Female Non-Smoker Preferred                       Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,050          0      1,365  200,000        0   1,463  200,000        0   1,463  200,000
 2     47     2,050        608      2,248  200,000      875   2,515  200,000    1,310   2,950  200,000
 3     48     2,050      1,461      3,101  200,000    1,958   3,598  200,000    2,848   4,488  200,000
 4     49     2,050      2,260      3,900  200,000    3,050   4,690  200,000    4,463   6,103  200,000
 5     50     2,050      2,985      4,625  200,000    4,128   5,768  200,000    6,136   7,776  200,000
 6     51     2,050      3,658      5,298  200,000    5,217   6,857  200,000    7,893   9,533  200,000
 7     52     2,050      4,257      5,897  200,000    6,292   7,932  200,000    9,715  11,355  200,000
 8     53     2,050      4,989      6,424  200,000    7,560   8,995  200,000   11,811  13,246  200,000
 9     54     2,050      5,626      6,856  200,000    8,792  10,022  200,000   13,958  15,188  200,000
10     55     2,050      6,192      7,217  200,000   10,011  11,036  200,000   16,158  17,183  200,000
11     56     2,050      6,665      7,485  200,000   11,194  12,014  200,000   18,438  19,258  200,000
12     57     2,050      7,045      7,660  200,000   12,339  12,954  200,000   20,781  21,396  200,000
13     58     2,050      7,334      7,744  200,000   13,445  13,855  200,000   23,168  23,578  200,000
14     59     2,050      7,531      7,736  200,000   14,512  14,717  200,000   25,497  25,702  200,000
15     60     2,050      7,636      7,636  200,000   15,537  15,537  200,000   27,770  27,770  200,000
16     61     2,050      7,711      7,711  200,000   16,588  16,588  200,000   30,035  30,035  200,000
17     62     2,050      7,648      7,648  200,000   17,566  17,566  200,000   32,199  32,199  200,000
18     63     2,050      7,402      7,402  200,000   18,423  18,423  200,000   34,219  34,219  200,000
19     64     2,050      6,951      6,951  200,000   19,131  19,131  200,000   36,297  36,297  200,000
20     65     2,050      6,246      6,246  200,000   19,640  19,640  200,000   38,416  38,416  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     2,050     5,263   5,263  200,000   19,915  19,915  200,000   40,582  40,582  200,000
22     67     2,050     3,998   3,998  200,000   19,942  19,942  200,000   42,819  42,819  200,000
23     68     2,050     2,446   2,446  200,000   19,705  19,705  200,000   45,114  45,114  200,000
24     69     2,050       577     577  200,000   19,164  19,164  200,000   47,454  47,454  200,000
25     70     2,050    LAPSED  LAPSED   LAPSED   18,274  18,274  200,000   49,843  49,843  200,000
26     71     2,050                              16,940  16,940  200,000   52,234  52,234  200,000
27     72     2,050                              15,055  15,055  200,000   54,650  54,650  200,000
28     73     2,050                              12,454  12,454  200,000   57,096  57,096  200,000
29     74     2,050                               8,925   8,925  200,000   59,456  59,456  200,000
30     75     2,050                               4,291   4,291  200,000   61,700  61,700  200,000
31     76     2,050                              LAPSED  LAPSED   LAPSED   63,777  63,777  200,000
32     77     2,050                                                        65,519  65,519  200,000
33     78     2,050                                                        66,914  66,914  200,000
34     79     2,050                                                        67,945  67,945  200,000
35     80     2,050                                                        68,589  68,589  200,000
36     81     2,050                                                        68,819  68,819  200,000
37     82     2,050                                                        68,436  68,436  200,000
38     83     2,050                                                        67,297  67,297  200,000
39     84     2,050                                                        65,164  65,164  200,000
40     85     2,050                                                        61,713  61,713  200,000
41     86     2,050                                                        56,703  56,703  200,000
42     87     2,050                                                        49,115  49,115  200,000
43     88     2,050                                                        38,386  38,386  200,000
44     89     2,050                                                        23,765  23,765  200,000
45     90     2,050                                                         4,177   4,177  200,000
46     91     2,050                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                      GUARANTEED CHARGES*          GUARANTEED CHARGES**              CURRENT CHARGES***
                    ------------------------   ----------------------------   ---------------------------------
                       0.00% (-.75% NET)           12.00% (11.25% NET)               12.00% (11.25% NET)
 POLICY   PREMIUM   CASH    FUND     DEATH      CASH      FUND      DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE   VALUE   PROCEEDS    VALUE     VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
   1       2,050       0    1,365   200,000          0     1,561   200,000            0       1,561     200,000
   5       2,050    2,985   4,625   200,000      5,493     7,133   200,000        7,737       9,377     200,000
   10      2,050    6,192   7,217   200,000     15,715    16,740   200,000       23,565      24,590     200,000
   20      2,050    6,246   6,246   200,000     53,293    53,293   200,000       87,570      87,570     200,000
@ Age 70   2,050       0       0          0     87,539    87,539   200,000      153,468     153,468     200,000
@ Age 85   2,050       0       0          0    416,315   416,315   437,130      770,677     770,677     809,211
@ Age 90   2,050       0       0          0    683,671   683,671   717,855    1,275,057   1,275,057   1,338,810

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Female Non-Smoker Preferred                       Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)          12.00% (11.25% NET)       12.00% (11.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,050          0      1,365  200,000        0   1,561  200,000        0   1,561  200,000
 2     47     2,050        608      2,248  200,000    1,155   2,795  200,000    1,603   3,243  200,000
 3     48     2,050      1,461      3,101  200,000    2,502   4,142  200,000    3,445   5,085  200,000
 4     49     2,050      2,260      3,900  200,000    3,952   5,592  200,000    5,491   7,131  200,000
 5     50     2,050      2,985      4,625  200,000    5,493   7,133  200,000    7,737   9,377  200,000
 6     51     2,050      3,658      5,298  200,000    7,159   8,799  200,000   10,231  11,871  200,000
 7     52     2,050      4,257      5,897  200,000    8,942  10,582  200,000   12,976  14,616  200,000
 8     53     2,050      4,989      6,424  200,000   11,062  12,497  200,000   16,206  17,641  200,000
 9     54     2,050      5,626      6,856  200,000   13,307  14,537  200,000   19,724  20,954  200,000
10     55     2,050      6,192      7,217  200,000   15,715  16,740  200,000   23,565  24,590  200,000
11     56     2,050      6,665      7,485  200,000   18,286  19,106  200,000   27,788  28,608  200,000
12     57     2,050      7,045      7,660  200,000   21,040  21,655  200,000   32,415  33,030  200,000
13     58     2,050      7,334      7,744  200,000   24,001  24,411  200,000   37,472  37,882  200,000
14     59     2,050      7,531      7,736  200,000   27,195  27,400  200,000   42,911  43,116  200,000
15     60     2,050      7,636      7,636  200,000   30,654  30,654  200,000   48,785  48,785  200,000
16     61     2,050      7,711      7,711  200,000   34,491  34,491  200,000   55,220  55,220  200,000
17     62     2,050      7,648      7,648  200,000   38,660  38,660  200,000   62,200  62,200  200,000
18     63     2,050      7,402      7,402  200,000   43,165  43,165  200,000   69,776  69,776  200,000
19     64     2,050      6,951      6,951  200,000   48,036  48,036  200,000   78,201  78,201  200,000
20     65     2,050      6,246      6,246  200,000   53,293  53,293  200,000   87,570  87,570  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)        12.00% (11.25% NET)       12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH      FUND      DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE     VALUE     PROCEEDS
21     66     2,050     5,263   5,263  200,000    58,978  58,978 200,000    98,003    98,003   200,000
22     67     2,050     3,998   3,998  200,000    65,163  65,163 200,000   109,652   109,652   200,000
23     68     2,050     2,446   2,446  200,000    71,929  71,929 200,000   122,660   122,660   200,000
24     69     2,050       577     577  200,000    79,356  79,356 200,000   137,197   137,197   200,000
25     70     2,050    LAPSED  LAPSED   LAPSED    87,539  87,539 200,000   153,468   153,468   200,000
26     71     2,050                               96,567  96,567 200,000   171,690   171,690   200,000
27     72     2,050                              106,554 106,554 200,000   192,056   192,056   217,024
28     73     2,050                              117,627 117,627 200,000   214,644   214,644   238,254
29     74     2,050                              129,950 129,950 200,000   239,681   239,681   261,253
30     75     2,050                              143,778 143,778 200,000   267,453   267,453   286,175
31     76     2,050                              159,420 159,420 200,000   298,282   298,282   313,196
32     77     2,050                              177,308 177,308 200,000   332,374   332,374   348,993
33     78     2,050                              197,931 197,931 207,828   370,067   370,067   388,570
34     79     2,050                              220,912 220,912 231,957   411,734   411,734   432,320
35     80     2,050                              246,245 246,245 258,557   457,786   457,786   480,676
36     81     2,050                              274,150 274,150 287,858   508,678   508,678   534,111
37     82     2,050                              304,859 304,859 320,102   564,875   564,875   593,119
38     83     2,050                              338,616 338,616 355,547   626,900   626,900   658,245
39     84     2,050                              375,677 375,677 394,460   695,306   695,306   730,071
40     85     2,050                              416,315 416,315 437,130   770,677   770,677   809,211
41     86     2,050                              460,817 460,817 483,858   853,683   853,683   896,367
42     87     2,050                              509,487 509,487 534,962   944,853   944,853   992,096
43     88     2,050                              562,638 562,638 590,770 1,044,925 1,044,925 1,097,172
44     89     2,050                              620,590 620,590 651,620 1,154,707 1,154,707 1,212,442
45     90     2,050                              683,671 683,671 717,855 1,275,057 1,275,057 1,338,810

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       -----------------------------------------------------   --------------------------
END                       0.00% (-.75% NET)          12.00% (11.25% NET)        12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH       CASH    FUND    DEATH        CASH     FUND     DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS     VALUE    VALUE    PROCEEDS
46     91     2,050                              752,196   752,196   789,806  1,406,910 1,406,910 1,477,256
47     92     2,050                              828,498   828,498   861,638  1,553,207 1,553,207 1,615,336
48     93     2,050                              913,918   913,918   941,335  1,716,176 1,716,176 1,767,661
49     94     2,050                            1,010,147 1,010,147 1,030,350  1,898,778 1,898,778 1,936,753
50     95     2,050                            1,119,421 1,119,421 1,130,615  2,104,323 2,104,323 2,125,366
51     96     2,050                            1,239,751 1,239,751 1,252,149  2,332,128 2,332,128 2,355,449
52     97     2,050                            1,371,740 1,371,740 1,385,457  2,583,942 2,583,942 2,609,782
53     98     2,050                            1,515,176 1,515,176 1,530,328  2,862,279 2,862,279 2,890,901
54     99     2,050                            1,671,244 1,671,244 1,687,956  3,169,974 3,169,974 3,201,674
55     100    2,050                            1,843,175 1,843,175 1,861,607  3,510,076 3,510,076 3,545,177

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       3,800         0    2,661   200,000         0    2,661   200,000         0    2,661   200,000
   5       3,800     5,867    8,907   200,000     5,867    8,907   200,000     8,409   11,449   200,000
   10      3,800    10,999   12,899   200,000    10,999   12,899   200,000    18,566   20,466   200,000
   20      3,800         0        0         0         0        0         0    21,897   21,897   200,000
@ Age 70   3,800         0        0         0         0        0         0     6,133    6,133   200,000
@ Age 85     N/A       N/A      N/A       N/A       N/A      N/A       N/A       N/A      N/A       N/A
@ Age 90     N/A       N/A      N/A       N/A       N/A      N/A       N/A       N/A      N/A       N/A

* Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 27 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                         CURRENT CHARGES
                       ------------------------------------------------------  --------------------------
END                         0.00% (-.75% NET)           0.00% (-.75% NET)          0.00% (-.75% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH     FUND     DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE    VALUE    PROCEEDS
 1     46     3,800          0      2,661  200,000        0   2,661  200,000        0    2,661   200,000
 2     47     3,800      1,380      4,420  200,000    1,380   4,420  200,000    2,052    5,092   200,000
 3     48     3,800      3,017      6,057  200,000    3,017   6,057  200,000    4,282    7,322   200,000
 4     49     3,800      4,512      7,552  200,000    4,512   7,552  200,000    6,385    9,425   200,000
 5     50     3,800      5,867      8,907  200,000    5,867   8,907  200,000    8,409   11,449   200,000
 6     51     3,800      7,062     10,102  200,000    7,062  10,102  200,000   10,355   13,395   200,000
 7     52     3,800      8,078     11,118  200,000    8,078  11,118  200,000   12,248   15,288   200,000
 8     53     3,800      9,294     11,954  200,000    9,294  11,954  200,000   14,447   17,107   200,000
 9     54     3,800     10,268     12,548  200,000   10,268  12,548  200,000   16,553   18,833   200,000
10     55     3,800     10,999     12,899  200,000   10,999  12,899  200,000   18,566   20,466   200,000
11     56     3,800     11,488     13,008  200,000   11,488  13,008  200,000   20,426   21,946   200,000
12     57     3,800     11,689     12,829  200,000   11,689  12,829  200,000   22,072   23,212   200,000
13     58     3,800     11,600     12,360  200,000   11,600  12,360  200,000   23,447   24,207   200,000
14     59     3,800     11,196     11,576  200,000   11,196  11,576  200,000   24,490   24,870   200,000
15     60     3,800     10,447     10,447  200,000   10,447  10,447  200,000   25,182   25,182   200,000
16     61     3,800      9,233      9,233  200,000    9,233   9,233  200,000   25,371   25,371   200,000
17     62     3,800      7,569      7,569  200,000    7,569   7,569  200,000   25,148   25,148   200,000
18     63     3,800      5,373      5,373  200,000    5,373   5,373  200,000   24,486   24,486   200,000
19     64     3,800      2,598      2,598  200,000    2,598   2,598  200,000   23,420   23,420   200,000
20     65     3,800     LAPSED     LAPSED   LAPSED   LAPSED  LAPSED   LAPSED   21,897   21,897   200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     3,800                                                        19,902  19,902  200,000
22     67     3,800                                                        17,372  17,372  200,000
23     68     3,800                                                        14,216  14,216  200,000
24     69     3,800                                                        10,467  10,467  200,000
25     70     3,800                                                         6,133   6,133  200,000
26     71     3,800                                                         1,032   1,032  200,000
27     72     3,800                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       3,800         0    2,661   200,000         0    2,846   200,000         0    2,846   200,000
   5       3,800     5,867    8,907   200,000     8,087   11,127   200,000    10,941   13,981   200,000
   10      3,800    10,999   12,899   200,000    18,420   20,320   200,000    27,842   29,742   200,000
   20      3,800         0        0         0    24,395   24,395   200,000    60,958   60,958   200,000
@ Age 70   3,800         0        0         0     4,466    4,466   200,000    71,620   71,620   200,000
@ Age 85   3,800         0        0         0         0        0         0         0        0         0
@ Age 90     N/A       N/A      N/A       N/A       N/A      N/A       N/A       N/A      N/A       N/A

* Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 26 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 40 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     3,800          0      2,661  200,000        0   2,846  200,000        0   2,846  200,000
 2     47     3,800      1,380      4,420  200,000    1,893   4,933  200,000    2,585   5,625  200,000
 3     48     3,800      3,017      6,057  200,000    3,978   7,018  200,000    5,322   8,362  200,000
 4     49     3,800      4,512      7,552  200,000    6,042   9,082  200,000    8,091  11,131  200,000
 5     50     3,800      5,867      8,907  200,000    8,087  11,127  200,000   10,941  13,981  200,000
 6     51     3,800      7,062     10,102  200,000   10,091  13,131  200,000   13,880  16,920  200,000
 7     52     3,800      8,078     11,118  200,000   12,033  15,073  200,000   16,937  19,977  200,000
 8     53     3,800      9,294     11,954  200,000   14,292  16,952  200,000   20,478  23,138  200,000
 9     54     3,800     10,268     12,548  200,000   16,422  18,702  200,000   24,111  26,391  200,000
10     55     3,800     10,999     12,899  200,000   18,420  20,320  200,000   27,842  29,742  200,000
11     56     3,800     11,488     13,008  200,000   20,282  21,802  200,000   31,620  33,140  200,000
12     57     3,800     11,689     12,829  200,000   21,958  23,098  200,000   35,393  36,533  200,000
13     58     3,800     11,600     12,360  200,000   23,442  24,202  200,000   39,110  39,870  200,000
14     59     3,800     11,196     11,576  200,000   24,701  25,081  200,000   42,720  43,100  200,000
15     60     3,800     10,447     10,447  200,000   25,702  25,702  200,000   46,210  46,210  200,000
16     61     3,800      9,233      9,233  200,000   26,326  26,326  200,000   49,449  49,449  200,000
17     62     3,800      7,569      7,569  200,000   26,592  26,592  200,000   52,542  52,542  200,000
18     63     3,800      5,373      5,373  200,000   26,410  26,410  200,000   55,476  55,476  200,000
19     64     3,800      2,598      2,598  200,000   25,722  25,722  200,000   58,292  58,292  200,000
20     65     3,800     LAPSED     LAPSED   LAPSED   24,395  24,395  200,000   60,958  60,958  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     3,800                              22,367  22,367  200,000   63,477  63,477  200,000
22     67     3,800                              19,493  19,493  200,000   65,818  65,818  200,000
23     68     3,800                              15,673  15,673  200,000   67,930  67,930  200,000
24     69     3,800                              10,739  10,739  200,000   69,855  69,855  200,000
25     70     3,800                               4,466   4,466  200,000   71,620  71,620  200,000
26     71     3,800                              LAPSED  LAPSED   LAPSED   73,124  73,124  200,000
27     72     3,800                                                        74,431  74,431  200,000
28     73     3,800                                                        75,421  75,421  200,000
29     74     3,800                                                        75,960  75,960  200,000
30     75     3,800                                                        75,945  75,945  200,000
31     76     3,800                                                        75,251  75,251  200,000
32     77     3,800                                                        73,726  73,726  200,000
33     78     3,800                                                        71,186  71,186  200,000
34     79     3,800                                                        67,382  67,382  200,000
35     80     3,800                                                        61,996  61,996  200,000
36     81     3,800                                                        54,654  54,654  200,000
37     82     3,800                                                        44,834  44,834  200,000
38     83     3,800                                                        31,901  31,901  200,000
39     84     3,800                                                        14,254  14,254  200,000
40     85     3,800                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*             GUARANTEED CHARGES**                 CURRENT CHARGES***
                    --------------------------   ---------------------------------   ---------------------------------
                        0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
   1       3,800         0    2,661   200,000            0       3,032     200,000           0       3,032     200,000
   5       3,800     5,867    8,907   200,000       10,736      13,776     200,000      13,933      16,973     200,000
   10      3,800    10,999   12,899   200,000       29,593      31,493     200,000      41,408      43,308     200,000
   20      3,800         0        0         0       93,805      93,805     200,000     154,670     154,670     200,000
@ Age 70   3,800         0        0         0      158,708     158,708     200,000     274,623     274,623     318,562
@ Age 85   3,800         0        0         0      798,491     798,491     838,415   1,326,706   1,326,706   1,393,041
@ Age 90   3,800         0        0         0    1,291,507   1,291,507   1,356,083   2,148,100   2,148,100   2,255,505

* Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                             GUARANTEED CHARGES                                   CURRENT CHARGES
                       ---------------------------------------------------------------   ---------------------------------
END                         0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 1     46     3,800          0      2,661  200,000           0       3,032     200,000           0       3,032     200,000
 2     47     3,800      1,380      4,420  200,000       2,429       5,469     200,000       3,141       6,181     200,000
 3     48     3,800      3,017      6,057  200,000       5,029       8,069     200,000       6,453       9,493     200,000
 4     49     3,800      4,512      7,552  200,000       7,790      10,830     200,000      10,023      13,063     200,000
 5     50     3,800      5,867      8,907  200,000      10,736      13,776     200,000      13,933      16,973     200,000
 6     51     3,800      7,062     10,102  200,000      13,869      16,909     200,000      18,223      21,263     200,000
 7     52     3,800      8,078     11,118  200,000      17,196      20,236     200,000      22,963      26,003     200,000
 8     53     3,800      9,294     11,954  200,000      21,125      23,785     200,000      28,567      31,227     200,000
 9     54     3,800     10,268     12,548  200,000      25,246      27,526     200,000      34,693      36,973     200,000
10     55     3,800     10,999     12,899  200,000      29,593      31,493     200,000      41,408      43,308     200,000
11     56     3,800     11,488     13,008  200,000      34,205      35,725     200,000      48,730      50,250     200,000
12     57     3,800     11,689     12,829  200,000      39,087      40,227     200,000      56,688      57,828     200,000
13     58     3,800     11,600     12,360  200,000      44,288      45,048     200,000      65,325      66,085     200,000
14     59     3,800     11,196     11,576  200,000      49,847      50,227     200,000      74,701      75,081     200,000
15     60     3,800     10,447     10,447  200,000      55,811      55,811     200,000      84,930      84,930     200,000
16     61     3,800      9,233      9,233  200,000      62,165      62,165     200,000      96,047      96,047     200,000
17     62     3,800      7,569      7,569  200,000      69,062      69,062     200,000     108,343     108,343     200,000
18     63     3,800      5,373      5,373  200,000      76,562      76,562     200,000     122,027     122,027     200,000
19     64     3,800      2,598      2,598  200,000      84,777      84,777     200,000     137,373     137,373     200,000
20     65     3,800     LAPSED     LAPSED   LAPSED      93,805      93,805     200,000     154,670     154,670     200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                             GUARANTEED CHARGES                                   CURRENT CHARGES
                       ---------------------------------------------------------------   ---------------------------------
END                         0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
21     66     3,800                                    103,827     103,827     200,000     174,232     174,232     209,078
22     67     3,800                                    115,032     115,032     200,000     195,853     195,853     233,065
23     68     3,800                                    127,691     127,691     200,000     219,629     219,629     259,162
24     69     3,800                                    142,118     142,118     200,000     245,798     245,798     287,584
25     70     3,800                                    158,708     158,708     200,000     274,623     274,623     318,562
26     71     3,800                                    177,940     177,940     204,631     306,355     306,355     352,308
27     72     3,800                                    199,543     199,543     225,484     341,495     341,495     385,889
28     73     3,800                                    223,443     223,443     248,022     380,438     380,438     422,286
29     74     3,800                                    249,947     249,947     272,442     423,648     423,648     461,776
30     75     3,800                                    279,427     279,427     298,987     471,690     471,690     504,709
31     76     3,800                                    312,336     312,336     327,953     525,236     525,236     551,497
32     77     3,800                                    348,534     348,534     365,960     584,265     584,265     613,478
33     78     3,800                                    388,330     388,330     407,746     649,305     649,305     681,770
34     79     3,800                                    432,061     432,061     453,664     720,928     720,928     756,974
35     80     3,800                                    480,085     480,085     504,090     799,749     799,749     839,737
36     81     3,800                                    532,779     532,779     559,418     886,446     886,446     930,769
37     82     3,800                                    590,542     590,542     620,069     981,742     981,742   1,030,829
38     83     3,800                                    653,782     653,782     686,471   1,086,433   1,086,433   1,140,755
39     84     3,800                                    722,941     722,941     759,088   1,201,157   1,201,157   1,261,215
40     85     3,800                                    798,491     798,491     838,415   1,326,706   1,326,706   1,393,041
41     86     3,800                                    880,952     880,952     924,999   1,463,894   1,463,894   1,537,089
42     87     3,800                                    970,896     970,896   1,019,441   1,613,546   1,613,546   1,694,223
43     88     3,800                                  1,068,896   1,068,896   1,122,340   1,776,684   1,776,684   1,865,518
44     89     3,800                                  1,175,545   1,175,545   1,234,323   1,954,497   1,954,497   2,052,221
45     90     3,800                                  1,291,507   1,291,507   1,356,083   2,148,100   2,148,100   2,255,505

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                             GUARANTEED CHARGES                                   CURRENT CHARGES
                       ---------------------------------------------------------------   ---------------------------------
END                         0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
46     91     3,800                                  1,417,461   1,417,461   1,488,334   2,358,341   2,358,341   2,476,258
47     92     3,800                                  1,558,640   1,558,640   1,620,986   2,593,533   2,593,533   2,697,274
48     93     3,800                                  1,717,603   1,717,603   1,769,131   2,857,978   2,857,978   2,943,717
49     94     3,800                                  1,897,489   1,897,489   1,935,439   3,157,099   3,157,099   3,220,241
50     95     3,800                                  2,102,443   2,102,443   2,123,468   3,497,079   3,497,079   3,532,050
51     96     3,800                                  2,328,193   2,328,193   2,351,475   3,873,892   3,873,892   3,912,631
52     97     3,800                                  2,575,858   2,575,858   2,601,617   4,290,269   4,290,269   4,333,172
53     98     3,800                                  2,845,053   2,845,053   2,873,504   4,750,100   4,750,100   4,797,601
54     99     3,800                                  3,138,107   3,138,107   3,169,488   5,258,064   5,258,064   5,310,644
55     100    3,800                                  3,460,948   3,460,948   3,495,558   5,819,168   5,819,168   5,877,359

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*        GUARANTEED CHARGES**          CURRENT CHARGES***
                    -------------------------   -------------------------   --------------------------
                        0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH     CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS   VALUE   VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650       0     1,848   201,848       0     1,848   201,848         0    1,848   201,848
   5       2,650    4,674    6,794   206,794    4,674    6,794   206,794     6,382    8,502   208,502
   10      2,650    9,368   10,693   210,693    9,368   10,693   210,693    14,784   16,109   216,109
   20      2,650    5,633    5,633   205,633    5,633    5,633   205,633    22,124   22,124   222,124
@ Age 70   2,650       0         0         0       0         0         0    16,004   16,004   216,004
@ Age 85     N/A     N/A       N/A       N/A     N/A       N/A       N/A       N/A      N/A       N/A
@ Age 90     N/A     N/A       N/A       N/A     N/A       N/A       N/A       N/A      N/A       N/A

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 31 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,650          0      1,848  201,848        0   1,848  201,848        0   1,848  201,848
 2     47     2,650      1,081      3,201  203,201    1,081   3,201  203,201    1,485   3,605  203,605
 3     48     2,650      2,348      4,468  204,468    2,348   4,468  204,468    3,152   5,272  205,272
 4     49     2,650      3,553      5,673  205,673    3,553   5,673  205,673    4,776   6,896  206,896
 5     50     2,650      4,674      6,794  206,794    4,674   6,794  206,794    6,382   8,502  208,502
 6     51     2,650      5,687      7,807  207,807    5,687   7,807  207,807    7,971  10,091  210,091
 7     52     2,650      6,595      8,715  208,715    6,595   8,715  208,715    9,543  11,663  211,663
 8     53     2,650      7,662      9,517  209,517    7,662   9,517  209,517   11,338  13,193  213,193
 9     54     2,650      8,578     10,168  210,168    8,578  10,168  210,168   13,093  14,683  214,683
10     55     2,650      9,368     10,693  210,693    9,368  10,693  210,693   14,784  16,109  216,109
11     56     2,650      9,986     11,046  211,046    9,986  11,046  211,046   16,388  17,448  217,448
12     57     2,650     10,433     11,228  211,228   10,433  11,228  211,228   17,883  18,678  218,678
13     58     2,650     10,713     11,243  211,243   10,713  11,243  211,243   19,245  19,775  219,775
14     59     2,650     10,778     11,043  211,043   10,778  11,043  211,043   20,429  20,694  220,694
15     60     2,650     10,631     10,631  210,631   10,631  10,631  210,631   21,389  21,389  221,389
16     61     2,650     10,249     10,249  210,249   10,249  10,249  210,249   22,101  22,101  222,101
17     62     2,650      9,610      9,610  209,610    9,610   9,610  209,610   22,520  22,520  222,520
18     63     2,650      8,645      8,645  208,645    8,645   8,645  208,645   22,626  22,626  222,626
19     64     2,650      7,334      7,334  207,334    7,334   7,334  207,334   22,493  22,493  222,493
20     65     2,650      5,633      5,633  205,633    5,633   5,633  205,633   22,124  22,124  222,124

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     2,650     3,499   3,499  203,499    3,499   3,499  203,499   21,498  21,498  221,498
22     67     2,650       913     913  200,913      913     913  200,913   20,569  20,569  220,569
23     68     2,650    LAPSED  LAPSED   LAPSED   LAPSED  LAPSED   LAPSED   19,342  19,342  219,342
24     69     2,650                                                        17,819  17,819  217,819
25     70     2,650                                                        16,004  16,004  216,004
26     71     2,650                                                        13,853  13,853  213,853
27     72     2,650                                                        11,416  11,416  211,416
28     73     2,650                                                         8,601   8,601  208,601
29     74     2,650                                                         5,318   5,318  205,318
30     75     2,650                                                         1,500   1,500  201,500
31     76     2,650                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*         GUARANTEED CHARGES**          CURRENT CHARGES***
                    -------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)           6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650       0     1,848   201,848         0    1,977   201,977         0    1,977   201,977
   5       2,650    4,674    6,794   206,794     6,262    8,382   208,382     8,181   10,301   210,301
   10      2,650    9,368   10,693   210,693    14,730   16,055   216,055    21,525   22,850   222,850
   20      2,650    5,633    5,633   205,633    22,721   22,721   222,721    49,240   49,240   249,240
@ Age 70   2,650       0         0         0    11,802   11,802   211,802    57,352   57,352   257,352
@ Age 85   2,650       0         0         0         0        0         0         0        0         0
@ Age 90     N/A     N/A       N/A       N/A       N/A      N/A       N/A       N/A      N/A       N/A

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 40 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,650          0      1,848  201,848        0   1,977  201,977        0   1,977  201,977
 2     47     2,650      1,081      3,201  203,201    1,440   3,560  203,560    1,857   3,977  203,977
 3     48     2,650      2,348      4,468  204,468    3,027   5,147  205,147    3,882   6,002  206,002
 4     49     2,650      3,553      5,673  205,673    4,642   6,762  206,762    5,980   8,100  208,100
 5     50     2,650      4,674      6,794  206,794    6,262   8,382  208,382    8,181  10,301  210,301
 6     51     2,650      5,687      7,807  207,807    7,864   9,984  209,984   10,490  12,610  212,610
 7     52     2,650      6,595      8,715  208,715    9,445  11,565  211,565   12,911  15,031  215,031
 8     53     2,650      7,662      9,517  209,517   11,271  13,126  213,126   15,691  17,546  217,546
 9     54     2,650      8,578     10,168  210,168   13,025  14,615  214,615   18,569  20,159  220,159
10     55     2,650      9,368     10,693  210,693   14,730  16,055  216,055   21,525  22,850  222,850
11     56     2,650      9,986     11,046  211,046   16,333  17,393  217,393   24,540  25,600  225,600
12     57     2,650     10,433     11,228  211,228   17,830  18,625  218,625   27,591  28,386  228,386
13     58     2,650     10,713     11,243  211,243   19,216  19,746  219,746   30,655  31,185  231,185
14     59     2,650     10,778     11,043  211,043   20,435  20,700  220,700   33,684  33,949  233,949
15     60     2,650     10,631     10,631  210,631   21,481  21,481  221,481   36,628  36,628  236,628
16     61     2,650     10,249     10,249  210,249   22,325  22,325  222,325   39,463  39,463  239,463
17     62     2,650      9,610      9,610  209,610   22,940  22,940  222,940   42,142  42,142  242,142
18     63     2,650      8,645      8,645  208,645   23,243  23,243  223,243   44,634  44,634  244,634
19     64     2,650      7,334      7,334  207,334   23,192  23,192  223,192   47,002  47,002  247,002
20     65     2,650      5,633      5,633  205,633   22,721  22,721  222,721   49,240  49,240  249,240

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     2,650     3,499   3,499  203,499   21,762  21,762  221,762   51,319  51,319  251,319
22     67     2,650       913     913  200,913   20,265  20,265  220,265   53,180  53,180  253,180
23     68     2,650    LAPSED  LAPSED   LAPSED   18,155  18,155  218,155   54,813  54,813  254,813
24     69     2,650                              15,378  15,378  215,378   56,208  56,208  256,208
25     70     2,650                              11,802  11,802  211,802   57,352  57,352  257,352
26     71     2,650                               7,315   7,315  207,315   58,184  58,184  258,184
27     72     2,650                               1,774   1,774  201,774   58,739  58,739  258,739
28     73     2,650                              LAPSED  LAPSED   LAPSED   58,904  58,904  258,904
29     74     2,650                                                        58,562  58,562  258,562
30     75     2,650                                                        57,615  57,615  257,615
31     76     2,650                                                        55,984  55,984  255,984
32     77     2,650                                                        53,562  53,562  253,562
33     78     2,650                                                        50,213  50,213  250,213
34     79     2,650                                                        45,842  45,842  245,842
35     80     2,650                                                        40,300  40,300  240,300
36     81     2,650                                                        33,456  33,456  233,456
37     82     2,650                                                        25,148  25,148  225,148
38     83     2,650                                                        15,256  15,256  215,256
39     84     2,650                                                         3,160   3,160  203,160
40     85     2,650                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*         GUARANTEED CHARGES**           CURRENT CHARGES***
                    -------------------------   --------------------------   -----------------------------
                        0.00% (-.75% NET)          12.00% (11.25% NET)            12.00% (11.25% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH      CASH     FUND     DEATH      CASH      FUND       DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
   1       2,650       0     1,848   201,848         0    2,106   202,106          0     2,106     202,106
   5       2,650    4,674    6,794   206,794     8,148   10,268   210,268     10,299    12,419     212,419
   10      2,650    9,368   10,693   210,693    22,667   23,992   223,992     31,266    32,591     232,591
   20      2,650    5,633    5,633   205,633    65,777   65,777   265,777    110,939   110,939     310,939
@ Age 70   2,650       0         0         0    91,220   91,220   291,220    180,488   180,488     380,488
@ Age 85   2,650       0         0         0    20,653   20,653   220,653    668,450   668,450     868,450
@ Age 90   2,650       0         0         0         0        0         0    982,094   982,094   1,182,094

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 41 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)          12.00% (11.25% NET)       12.00% (11.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     46     2,650          0      1,848  201,848        0   2,106  202,106        0   2,106  202,106
 2     47     2,650      1,081      3,201  203,201    1,816   3,936  203,936    2,246   4,366  204,366
 3     48     2,650      2,348      4,468  204,468    3,768   5,888  205,888    4,674   6,794  206,794
 4     49     2,650      3,553      5,673  205,673    5,881   8,001  208,001    7,342   9,462  209,462
 5     50     2,650      4,674      6,794  206,794    8,148  10,268  210,268   10,299  12,419  212,419
 6     51     2,650      5,687      7,807  207,807   10,561  12,681  212,681   13,577  15,697  215,697
 7     52     2,650      6,595      8,715  208,715   13,134  15,254  215,254   17,211  19,331  219,331
 8     53     2,650      7,662      9,517  209,517   16,151  18,006  218,006   21,480  23,335  223,335
 9     54     2,650      8,578     10,168  210,168   19,315  20,905  220,905   26,158  27,748  227,748
10     55     2,650      9,368     10,693  210,693   22,667  23,992  223,992   31,266  32,591  232,591
11     56     2,650      9,986     11,046  211,046   26,178  27,238  227,238   36,823  37,883  237,883
12     57     2,650     10,433     11,228  211,228   29,864  30,659  230,659   42,854  43,649  243,649
13     58     2,650     10,713     11,243  211,243   33,746  34,276  234,276   49,385  49,915  249,915
14     59     2,650     10,778     11,043  211,043   37,793  38,058  238,058   56,420  56,685  256,685
15     60     2,650     10,631     10,631  210,631   42,023  42,023  242,023   63,963  63,963  263,963
16     61     2,650     10,249     10,249  210,249   46,445  46,445  246,445   72,059  72,059  272,059
17     62     2,650      9,610      9,610  209,610   51,071  51,071  251,071   80,731  80,731  280,731
18     63     2,650      8,645      8,645  208,645   55,845  55,845  255,845   90,016  90,016  290,016
19     64     2,650      7,334      7,334  207,334   60,758  60,758  260,758   100,059 100,059 300,059
20     65     2,650      5,633      5,633  205,633   65,777  65,777  265,777   110,939 110,939 310,939

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)        12.00% (11.25% NET)       12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     66     2,650     3,499   3,499  203,499   70,861  70,861  270,861   122,725 122,725 322,725
22     67     2,650       913     913  200,913   75,992  75,992  275,992   135,463 135,463 335,463
23     68     2,650    LAPSED  LAPSED   LAPSED   81,125  81,125  281,125   149,258 149,258 349,258
24     69     2,650                              86,236  86,236  286,236   164,224 164,224 364,224
25     70     2,650                              91,220  91,220  291,220   180,488 180,488 380,488
26     71     2,650                              95,989  95,989  295,989   198,143 198,143 398,143
27     72     2,650                              100,418 100,418 300,418   217,389 217,389 417,389
28     73     2,650                              104,318 104,318 304,318   238,299 238,299 438,299
29     74     2,650                              107,507 107,507 307,507   260,953 260,953 460,953
30     75     2,650                              109,780 109,780 309,780   285,466 285,466 485,466
31     76     2,650                              110,938 110,938 310,938   311,991 311,991 511,991
32     77     2,650                              110,757 110,757 310,757   340,672 340,672 540,672
33     78     2,650                              109,041 109,041 309,041   371,642 371,642 571,642
34     79     2,650                              105,523 105,523 305,523   405,102 405,102 605,102
35     80     2,650                              99,853  99,853  299,853   441,224 441,224 641,224
36     81     2,650                              91,622  91,622  291,622   480,223 480,223 680,223
37     82     2,650                              80,269  80,269  280,269   522,314 522,314 722,314
38     83     2,650                              65,152  65,152  265,152   567,784 567,784 767,784
39     84     2,650                              45,529  45,529  245,529   616,454 616,454 816,454
40     85     2,650                              20,653  20,653  220,653   668,450 668,450 868,450
41     86     2,650                              LAPSED  LAPSED   LAPSED   723,913 723,913 923,913
42     87     2,650                                                        782,926 782,926 982,926
43     88     2,650                                                        845,409 845,409 1,045,409
44     89     2,650                                                        911,747 911,747 1,111,747
45     90     2,650                                                        982,094 982,094 1,182,094

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)        12.00% (11.25% NET)       12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
46     91     2,650                                                        1,056,202 1,056,202 1,256,202
47     92     2,650                                                        1,134,591 1,134,591 1,334,591
48     93     2,650                                                        1,217,445 1,217,445 1,417,445
49     94     2,650                                                        1,305,512 1,305,512 1,505,512
50     95     2,650                                                        1,399,128 1,399,128 1,599,128
51     96     2,650                                                        1,500,100 1,500,100 1,700,100
52     97     2,650                                                        1,609,417 1,609,417 1,809,417
53     98     2,650                                                        1,726,705 1,726,705 1,926,705
54     99     2,650                                                        1,852,344 1,852,344 2,052,344
55     100    2,650                                                        1,985,075 1,985,075 2,185,075

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                      GUARANTEED CHARGES*        GUARANTEED CHARGES**         CURRENT CHARGES***
                    ------------------------   ------------------------   --------------------------
                       0.00% (-.75% NET)          0.00% (-.75% NET)           0.00% (-.75% NET)
 POLICY   PREMIUM   CASH    FUND     DEATH     CASH    FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE   PROCEEDS   VALUE   VALUE   PROCEEDS   VALUE    VALUE    PROCEEDS
   1       1,450       0     928    200,000       0     928    200,000         0      928   200,000
   5       1,450    2,590   3,669   200,000    2,509   3,669   200,000     3,132    4,292   200,000
   10      1,450    5,472   6,197   200,000    5,472   6,197   200,000     7,225    7,950   200,000
   20      1,450    7,508   7,508   200,000    7,508   7,508   200,000    13,328   13,328   200,000
@ Age 70   1,450       0       0          0       0       0          0         0        0         0
@ Age 85     N/A     N/A     N/A        N/A     N/A     N/A        N/A       N/A      N/A       N/A
@ Age 90     N/A     N/A     N/A        N/A     N/A     N/A        N/A       N/A      N/A       N/A

* Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 35 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     36     1,450          0        928  200,000        0     928  200,000        0     928  200,000
 2     37     1,450        498      1,658  200,000      498   1,658  200,000      686   1,846  200,000
 3     38     1,450      1,198      2,358  200,000    1,198   2,358  200,000    1,549   2,709  200,000
 4     39     1,450      1,868      3,028  200,000    1,868   3,028  200,000    2,356   3,516  200,000
 5     40     1,450      2,509      3,669  200,000    2,509   3,669  200,000    3,132   4,292  200,000
 6     41     1,450      3,098      4,258  200,000    3,098   4,258  200,000    3,877   5,037  200,000
 7     42     1,450      3,658      4,818  200,000    3,658   4,818  200,000    4,616   5,776  200,000
 8     43     1,450      4,313      5,328  200,000    4,313   5,328  200,000    5,492   6,507  200,000
 9     44     1,450      4,917      5,787  200,000    4,917   5,787  200,000    6,362   7,232  200,000
10     45     1,450      5,472      6,197  200,000    5,472   6,197  200,000    7,225   7,950  200,000
11     46     1,450      5,977      6,557  200,000    5,977   6,557  200,000    8,081   8,661  200,000
12     47     1,450      6,434      6,869  200,000    6,434   6,869  200,000    8,930   9,365  200,000
13     48     1,450      6,820      7,110  200,000    6,820   7,110  200,000    9,727  10,017  200,000
14     49     1,450      7,159      7,304  200,000    7,159   7,304  200,000   10,452  10,597  200,000
15     50     1,450      7,428      7,428  200,000    7,428   7,428  200,000   11,103  11,103  200,000
16     51     1,450      7,650      7,650  200,000    7,650   7,650  200,000   11,708  11,708  200,000
17     52     1,450      7,781      7,781  200,000    7,781   7,781  200,000   12,240  12,240  200,000
18     53     1,450      7,819      7,819  200,000    7,819   7,819  200,000   12,680  12,680  200,000
19     54     1,450      7,721      7,721  200,000    7,721   7,721  200,000   13,050  13,050  200,000
20     55     1,450      7,508      7,508  200,000    7,508   7,508  200,000   13,328  13,328  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     56     1,450     7,136   7,136  200,000    7,136   7,136  200,000   13,539  13,539  200,000
22     57     1,450     6,605   6,605  200,000    6,605   6,605  200,000   13,637  13,637  200,000
23     58     1,450     5,913   5,913  200,000    5,913   5,913  200,000   13,625  13,625  200,000
24     59     1,450     5,014   5,014  200,000    5,014   5,014  200,000   13,502  13,502  200,000
25     60     1,450     3,905   3,905  200,000    3,905   3,905  200,000   13,225  13,225  200,000
26     61     1,450     2,538   2,538  200,000    2,538   2,538  200,000   12,792  12,792  200,000
27     62     1,450       908     908  200,000      908     908  200,000   12,206  12,206  200,000
28     63     1,450    LAPSED  LAPSED   LAPSED   LAPSED  LAPSED   LAPSED   11,418  11,418  200,000
29     64     1,450                                                        10,429  10,429  200,000
30     65     1,450                                                         9,214   9,214   200,00
31     66     1,450                                                         7,745   7,745  200,000
32     67     1,450                                                         5,973   5,973  200,000
33     68     1,450                                                         3,891   3,891  200,000
34     69     1,450                                                         1,490   1,490  200,000
35     70     1,450                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                      GUARANTEED CHARGES*         GUARANTEED CHARGES**          CURRENT CHARGES***
                    ------------------------   --------------------------   --------------------------
                       0.00% (-.75% NET)           6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM   CASH    FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE   PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       1,450       0     928    200,000         0      996   200,000         0      996   200,000
   5       1,450    2,509   3,669   200,000     3,357    4,517   200,000     4,065    5,225   200,000
   10      1,450    5,472   6,197   200,000     8,441    9,166   200,000    10,654   11,379   200,000
   20      1,450    7,508   7,508   200,000    18,659   18,659   200,000    27,770   27,770   200,000
@ Age 70   1,450       0       0          0       621      621   200,000    50,271   50,271   200,000
@ Age 85     N/A     N/A     N/A        N/A       N/A      N/A       N/A       N/A      N/A       N/A
@ Age 90     N/A     N/A     N/A        N/A       N/A      N/A       N/A       N/A      N/A       N/A

* Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 36 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 49 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     36     1,450          0        928  200,000        0     996  200,000        0     996  200,000
 2     37     1,450        498      1,658  200,000      686   1,846  200,000      881   2,041  200,000
 3     38     1,450      1,198      2,358  200,000    1,556   2,716  200,000    1,929   3,089  200,000
 4     39     1,450      1,868      3,028  200,000    2,446   3,606  200,000    2,983   4,143  200,000
 5     40     1,450      2,509      3,669  200,000    3,357   4,517  200,000    4,065   5,225  200,000
 6     41     1,450      3,098      4,258  200,000    4,267   5,427  200,000    5,177   6,337  200,000
 7     42     1,450      3,658      4,818  200,000    5,201   6,361  200,000    6,346   7,506  200,000
 8     43     1,450      4,313      5,328  200,000    6,279   7,294  200,000    7,719   8,734  200,000
 9     44     1,450      4,917      5,787  200,000    7,359   8,229  200,000    9,154  10,024  200,000
10     45     1,450      5,472      6,197  200,000    8,441   9,166  200,000   10,654  11,379  200,000
11     46     1,450      5,977      6,557  200,000    9,525  10,105  200,000   12,223  12,803  200,000
12     47     1,450      6,434      6,869  200,000   10,612  11,047  200,000   13,863  14,298  200,000
13     48     1,450      6,820      7,110  200,000   11,680  11,970  200,000   15,533  15,823  200,000
14     49     1,450      7,159      7,304  200,000   12,750  12,895  200,000   17,214  17,359  200,000
15     50     1,450      7,428      7,428  200,000   13,802  13,802  200,000   18,906  18,906  200,000
16     51     1,450      7,650      7,650  200,000   14,863  14,863  200,000   20,642  20,642  200,000
17     52     1,450      7,781      7,781  200,000   15,892  15,892  200,000   22,402  22,402  200,000
18     53     1,450      7,819      7,819  200,000   16,887  16,887  200,000   24,168  24,168  200,000
19     54     1,450      7,721      7,721  200,000   17,803  17,803  200,000   25,964  25,964  200,000
20     55     1,450      7,508      7,508  200,000   18,659  18,659  200,000   27,770  27,770  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     56     1,450     7,136   7,136  200,000   19,408  19,408  200,000   29,610  29,610  200,000
22     57     1,450     6,605   6,605  200,000   20,045  20,045  200,000   31,447  31,447  200,000
23     58     1,450     5,913   5,913  200,000   20,565  20,565  200,000   33,281  33,281  200,000
24     59     1,450     5,014   5,014  200,000   20,918  20,918  200,000   35,115  35,115  200,000
25     60     1,450     3,905   3,905  200,000   21,095  21,095  200,000   36,911  36,911  200,000
26     61     1,450     2,538   2,538  200,000   21,041  21,041  200,000   38,670  38,670  200,000
27     62     1,450       908     908  200,000   20,741  20,741  200,000   40,394  40,394  200,000
28     63     1,450    LAPSED  LAPSED   LAPSED   20,113  20,113  200,000   42,043  42,043  200,000
29     64     1,450                              19,110  19,110  200,000   43,618  43,618  200,000
30     65     1,450                              17,659  17,659  200,000   45,097  45,097  200,000
31     66     1,450                              15,677  15,677  200,000   46,461  46,461  200,000
32     67     1,450                              13,093  13,093  200,000   47,667  47,667  200,000
33     68     1,450                               9,801   9,801  200,000   48,709  48,709  200,000
34     69     1,450                               5,706   5,706  200,000   49,580  49,580  200,000
35     70     1,450                                 621     621  200,000   50,271  50,271  200,000
36     71     1,450                              LAPSED  LAPSED   LAPSED   50,734  50,734  200,000
37     72     1,450                                                        50,992  50,992  200,000
38     73     1,450                                                        50,957  50,957  200,000
39     74     1,450                                                        50,532  50,532  200,000
40     75     1,450                                                        49,629  49,629  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
41     76     1,450                                                        48,167  48,167  200,000
42     77     1,450                                                        46,031  46,031  200,000
43     78     1,450                                                        43,070  43,070  200,000
44     79     1,450                                                        39,140  39,140  200,000
45     80     1,450                                                        34,034  34,034  200,000
46     81     1,450                                                        27,514  27,514  200,000
47     82     1,450                                                        19,272  19,272  200,000
48     83     1,450                                                         8,967   8,967  200,000
49     84     1,450                                                        LAPSED  LAPSED  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                      GUARANTEED CHARGES*            GUARANTEED CHARGES**                 CURRENT CHARGES***
                    ------------------------   ---------------------------------   ---------------------------------
                       0.00% (-.75% NET)              12.00% (11.25% NET)                 12.00% (11.25% NET)
 POLICY   PREMIUM   CASH    FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE   VALUE   PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
   1       1,450       0     928    200,000            0       1,064     200,000           0       1,064     200,000
   5       1,450    2,509   3,669   200,000        4,364       5,524     200,000       5,165       6,325     200,000
   10      1,450    5,472   6,197   200,000       12,814      13,539     200,000      15,637      16,362     200,000
   20      1,450    7,508   7,508   200,000       45,328      45,328     200,000      60,395      60,395     200,000
@ Age 70   1,450       0       0          0      210,580     210,580     244,273     307,784     307,784     357,029
@ Age 85   1,450       0       0          0      967,575     967,575   1,015,953   1,437,917   1,437,917   1,509,813
@ Age 90   1,450       0       0          0    1,554,164   1,554,164   1,631,872   2,349,659   2,349,659   2,467,142

* Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                        GUARANTEED CHARGES                          CURRENT CHARGES
                       -----------------------------------------------------   --------------------------
END                       0.00% (-.75% NET)          12.00% (11.25% NET)          12.00% (11.25% NET)
 OF          PREMIUM   CASH    FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
 1     36     1,450       0     928    200,000         0    1,064   200,000         0    1,064   200,000
 2     37     1,450     498    1,658   200,000       884    2,044   200,000     1,084    2,244   200,000
 3     38     1,450    1,198   2,358   200,000     1,947    3,107   200,000     2,344    3,504   200,000
 4     39     1,450    1,868   3,028   200,000     3,104    4,264   200,000     3,692    4,852   200,000
 5     40     1,450    2,509   3,669   200,000     4,364    5,524   200,000     5,165    6,325   200,000
 6     41     1,450    3,098   4,258   200,000     5,715    6,875   200,000     6,775    7,935   200,000
 7     42     1,450    3,658   4,818   200,000     7,192    8,352   200,000     8,564    9,724   200,000
 8     43     1,450    4,313   5,328   200,000     8,931    9,946   200,000    10,694   11,709   200,000
 9     44     1,450    4,917   5,787   200,000    10,800   11,670   200,000    13,044   13,914   200,000
10     45     1,450    5,472   6,197   200,000    12,814   13,539   200,000    15,637   16,362   200,000
11     46     1,450    5,977   6,557   200,000    14,992   15,572   200,000    18,500   19,080   200,000
12     47     1,450    6,434   6,869   200,000    17,351   17,786   200,000    21,663   22,098   200,000
13     48     1,450    6,820   7,110   200,000    19,892   20,182   200,000    25,115   25,405   200,000
14     49     1,450    7,159   7,304   200,000    22,659   22,804   200,000    28,867   29,012   200,000
15     50     1,450    7,428   7,428   200,000    25,657   25,657   200,000    32,956   32,956   200,000
16     51     1,450    7,650   7,650   200,000    28,951   28,951   200,000    37,459   37,459   200,000
17     52     1,450    7,781   7,781   200,000    32,536   32,536   200,000    42,405   42,405   200,000
18     53     1,450    7,819   7,819   200,000    36,449   36,449   200,000    47,830   47,830   200,000
19     54     1,450    7,721   7,721   200,000    40,692   40,692   200,000    53,810   53,810   200,000
20     55     1,450    7,508   7,508   200,000    45,328   45,328   200,000    60,395   60,395   200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                         GUARANTEED CHARGES                           CURRENT CHARGES
                       ------------------------------------------------------   ----------------------------
END                       0.00% (-.75% NET)          12.00% (11.25% NET)            12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH      FUND      DEATH      CASH      FUND      DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS   VALUE     VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
21     56     1,450     7,136   7,136  200,000    50,372    50,372   200,000     67,678    67,678   200,000
22     57     1,450     6,605   6,605  200,000    55,880    55,880   200,000     75,712    75,712   200,000
23     58     1,450     5,913   5,913  200,000    61,917    61,917   200,000     84,593    84,593   200,000
24     59     1,450     5,014   5,014  200,000    68,524    68,524   200,000     94,431    94,431   200,000
25     60     1,450     3,905   3,905  200,000    75,783    75,783   200,000    105,324   105,324   200,000
26     61     1,450     2,538   2,538  200,000    83,762    83,762   200,000    117,414   117,414   200,000
27     62     1,450       908     908  200,000    92,572    92,572   200,000    130,866   130,866   200,000
28     63     1,450    LAPSED  LAPSED   LAPSED   102,301   102,301   200,000    145,848   145,848   200,000
29     64     1,450                              113,090   113,090   200,000    162,580   162,580   201,599
30     65     1,450                              125,097   125,097   200,000    181,184   181,184   221,044
31     66     1,450                              138,516   138,516   200,000    201,751   201,751   242,101
32     67     1,450                              153,594   153,594   200,000    224,455   224,455   267,102
33     68     1,450                              170,626   170,626   201,339    249,524   249,524   294,438
34     69     1,450                              189,645   189,645   221,884    277,207   277,207   324,332
35     70     1,450                              210,580   210,580   244,273    307,784   307,784   357,029
36     71     1,450                              233,624   233,624   268,667    341,555   341,555   392,788
37     72     1,450                              259,091   259,091   292,773    378,966   378,966   428,231
38     73     1,450                              287,269   287,269   318,868    420,424   420,424   466,671
39     74     1,450                              318,499   318,499   347,164    466,398   466,398   508,374
40     75     1,450                              353,191   353,191   377,914    517,434   517,434   553,655
41     76     1,450                              391,837   391,837   411,428    574,170   574,170   602,879
42     77     1,450                              434,414   434,414   456,134    636,868   636,868   668,711
43     78     1,450                              481,301   481,301   505,366    706,125   706,125   741,431
44     79     1,450                              532,905   532,905   559,550    782,605   782,605   821,735
45     80     1,450                              589,659   589,659   619,142    867,025   867,025   910,376

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                           GUARANTEED CHARGES                                 CURRENT CHARGES
                       -----------------------------------------------------------   ---------------------------------
END                       0.00% (-.75% NET)             12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
46     81     1,450                                652,026     652,026     684,627     960,173     960,173   1,008,182
47     82     1,450                                720,485     720,485     756,510   1,062,903   1,062,903   1,116,048
48     83     1,450                                795,542     795,542     835,319   1,176,157   1,176,157   1,234,965
49     84     1,450                                877,718     877,718     921,604   1,300,822   1,300,822   1,365,863
50     85     1,450                                967,575     967,575   1,015,953   1,437,917   1,437,917   1,509,813
51     86     1,450                              1,065,704   1,065,704   1,118,989   1,588,535   1,588,535   1,667,962
52     87     1,450                              1,172,736   1,172,736   1,231,373   1,753,808   1,753,808   1,841,498
53     88     1,450                              1,289,352   1,289,352   1,353,819   1,934,850   1,934,850   2,031,593
54     89     1,450                              1,416,252   1,416,252   1,487,064   2,133,026   2,133,026   2,239,677
55     90     1,450                              1,554,164   1,554,164   1,631,872   2,349,659   2,349,659   2,467,142
56     91     1,450                              1,703,809   1,703,809   1,788,999   2,585,883   2,585,883   2,715,177
57     92     1,450                              1,871,114   1,871,114   1,945,959   2,848,644   2,848,644   2,962,589
58     93     1,450                              2,059,187   2,059,187   2,120,962   3,142,229   3,142,229   3,236,496
59     94                                        2,271,851   2,271,851   2,317,288   3,472,088   3,472,088   3,541,529
60     95     1,450                              2,514,075   2,514,075   2,539,216   3,844,648   3,844,648   3,883,094
61     96     1,450                              2,780,831   2,780,831   2,808,640   4,256,650   4,256,650   4,299,216
62     97     1,450                              3,073,462   3,073,462   3,104,197   4,712,253   4,712,253   4,759,376
63     98     1,450                              3,391,485   3,391,485   3,425,399   5,215,820   5,215,820   5,267,978
64     99     1,450                              3,737,656   3,737,656   3,775,033   5,772,238   5,772,238   5,829,961
65     100    1,450                              4,119,015   4,119,015   4,160,205   6,386,532   6,386,532   6,450,397

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*        GUARANTEED CHARGES**          CURRENT CHARGES***
                    -------------------------   -------------------------   --------------------------
                        0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH     CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS   VALUE   VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       4,450       0     3,146   200,000       0     3,146   200,000         0    3,146   200,000
   5       4,450    6,072    9,632   200,000    6,072    9,632   200,000    11,182   14,742   200,000
   10      4,450    9,875   12,100   200,000    9,875   12,100   200,000    25,502   27,727   200,000
   20      4,450       0         0         0       0         0         0    34,058   34,058   200,000
@ Age 70   4,450    3,957    3,957   200,000    3,957    3,957   200,000    35,593   35,593   200,000
@ Age 85     N/A     N/A       N/A       N/A     N/A       N/A       N/A       N/A      N/A       N/A
@ Age 90     N/A     N/A       N/A       N/A     N/A       N/A       N/A       N/A      N/A       N/A

* Policy lapses in policy year 17 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 17 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 28 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     56     4,450          0      3,146  200,000        0   3,146  200,000        0   3,146  200,000
 2     57     4,450      1,484      5,044  200,000    1,484   5,044  200,000    2,591   6,151  200,000
 3     58     4,450      3,219      6,779  200,000    3,219   6,779  200,000    5,505   9,065  200,000
 4     59     4,450      4,747      8,307  200,000    4,747   8,307  200,000    8,354  11,914  200,000
 5     60     4,450      6,072      9,632  200,000    6,072   9,632  200,000   11,182  14,742  200,000
 6     61     4,450      7,153     10,713  200,000    7,153  10,713  200,000   13,991  17,551  200,000
 7     62     4,450      7,990     11,550  200,000    7,990  11,550  200,000   16,737  20,297  200,000
 8     63     4,450      8,964     12,079  200,000    8,964  12,079  200,000   19,804  22,919  200,000
 9     64     4,450      9,608     12,278  200,000    9,608  12,278  200,000   22,731  25,401  200,000
10     65     4,450      9,875     12,100  200,000    9,875  12,100  200,000   25,502  27,727  200,000
11     66     4,450      9,717     11,497  200,000    9,717  11,497  200,000   28,041  29,821  200,000
12     67     4,450      9,103     10,438  200,000    9,103  10,438  200,000   30,333  31,668  200,000
13     68     4,450      7,978      8,868  200,000    7,978   8,868  200,000   32,405  33,295  200,000
14     69     4,450      6,301      6,746  200,000    6,301   6,746  200,000   34,183  34,628  200,000
15     70     4,450      3,957      3,957  200,000    3,957   3,957  200,000   35,593  35,593  200,000
16     71     4,450        786        786  200,000      786     786  200,000   36,386  36,386  200,000
17     72     4,450     LAPSED     LAPSED   LAPSED   LAPSED  LAPSED   LAPSED   36,604  36,604  200,000
18     73     4,450                                                            36,225  36,225  200,000
19     74     4,450                                                            35,394  35,394  200,000
20     75     4,450                                                            34,058  34,058  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     76     4,450                                                        32,180  32,180  200,000
22     77     4,450                                                        29,675  29,675  200,000
23     78     4,450                                                        26,426  26,426  200,000
24     79     4,450                                                        22,343  22,343  200,000
25     80     4,450                                                        17,275  17,275  200,000
26     81     4,450                                                        11,068  11,068  200,000
27     82     4,450                                                         3,513   3,513  200,000
28     83     4,450                                                        LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*         GUARANTEED CHARGES**           CURRENT CHARGES***
                    -------------------------   --------------------------   ----------------------------
                        0.00% (-.75% NET)           6.00% (5.25% NET)             6.00% (5.25% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH      CASH     FUND     DEATH      CASH      FUND      DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
   1       4,450       0     3,146   200,000         0    3,364   200,000          0     3,364   200,000
   5       4,450    6,072    9,632   200,000     8,598   12,158   200,000     14,285    17,845   200,000
   10      4,450    9,875   12,100   200,000    18,007   20,232   200,000     37,350    39,575   200,000
   20      4,450       0         0         0       753      753   200,000     87,047    87,047   200,000
@ Age 70   4,450    3,957    3,957   200,000    19,844   19,844   200,000     63,100    63,100   200,000
@ Age 85   4,450       0         0         0         0        0         0    137,045   137,045   200,000
@ Age 90   4,450       0         0         0         0        0         0    166,683   166,683   200,000

* Policy lapses in policy year 17 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 21 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)           6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     56     4,450          0      3,146  200,000        0   3,364  200,000        0   3,364  200,000
 2     57     4,450      1,484      5,044  200,000    2,083   5,643  200,000    3,223   6,783  200,000
 3     58     4,450      3,219      6,779  200,000    4,331   7,891  200,000    6,752  10,312  200,000
 4     59     4,450      4,747      8,307  200,000    6,503  10,063  200,000   10,421  13,981  200,000
 5     60     4,450      6,072      9,632  200,000    8,598  12,158  200,000   14,285  17,845  200,000
 6     61     4,450      7,153     10,713  200,000   10,573  14,133  200,000   18,353  21,913  200,000
 7     62     4,450      7,990     11,550  200,000   12,423  15,983  200,000   22,594  26,154  200,000
 8     63     4,450      8,964     12,079  200,000   14,525  17,940  200,000   27,402  30,517  200,000
 9     64     4,450      9,608     12,278  200,000   16,404  19,074  200,000   32,323  34,993  200,000
10     65     4,450      9,875     12,100  200,000   18,007  20,232  200,000   37,350  39,575  200,000
11     66     4,450      9,717     11,497  200,000   19,274  21,054  200,000   42,421  44,201  200,000
12     67     4,450      9,103     10,438  200,000   20,163  21,498  200,000   47,531  48,866  200,000
13     68     4,450      7,978      8,868  200,000   20,605  21,495  200,000   52,716  53,606  200,000
14     69     4,450      6,301      6,746  200,000   20,543  20,988  200,000   57,921  58,366  200,000
15     70     4,450      3,957      3,957  200,000   19,844  19,844  200,000   63,100  63,100  200,000
16     71     4,450        786        786  200,000   18,337  18,337  200,000   68,060  68,060  200,000
17     72     4,450     LAPSED     LAPSED   LAPSED   15,932  15,932  200,000   72,885  72,885  200,000
18     73     4,450                                  12,385  12,385  200,000   77,586  77,586  200,000
19     74     4,450                                   7,434   7,434  200,000   82,307  82,307  200,000
20     75     4,450                                     753     753  200,000   87,047  87,047  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                       GUARANTEED CHARGES                      CURRENT CHARGES
                       --------------------------------------------------  ------------------------
END                       0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
21     76     4,450                              LAPSED  LAPSED   LAPSED   91,826  91,826  200,000
22     77     4,450                                                        96,639  96,639  200,000
23     78     4,450                                                        101,474 101,474 200,000
24     79     4,450                                                        106,350 106,350 200,000
25     80     4,450                                                        111,270 111,270 200,000
26     81     4,450                                                        116,255 116,255 200,000
27     82     4,450                                                        121,326 121,326 200,000
28     83     4,450                                                        126,532 126,532 200,000
29     84     4,450                                                        131,764 131,764 200,000
30     85     4,450                                                        137,045 137,045 200,000
31     86     4,450                                                        142,423 142,423 200,000
32     87     4,450                                                        147,955 147,955 200,000
33     88     4,450                                                        153,696 153,696 200,000
34     89     4,450                                                        159,862 159,862 200,000
35     90     4,450                                                        166,683 166,683 200,000
36     91     4,450                                                        174,437 174,437 200,000
37     92     4,450                                                        183,689 183,689 200,000
38     93     4,450                                                        195,200 195,200 201,056
39     94     4,450                                                        208,270 208,270 212,435
40     95     4,450                                                        222,403 222,403 224,627
41     96     4,450                                                        237,181 237,181 239,553
42     97     4,450                                                        252,635 252,635 255,161
43     98     4,450                                                        268,781 268,781 271,469
44     99     4,450                                                        285,645 285,645 288,501
45     100    4,450                                                        303,233 303,233 306,265

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**              CURRENT CHARGES***
                    -------------------------   ----------------------------   ---------------------------------
                        0.00% (-.75% NET)           12.00% (11.25% NET)               12.00% (11.25% NET)
 POLICY   PREMIUM   CASH     FUND     DEATH      CASH      FUND      DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE   VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
   1       4,450       0     3,146   200,000         22     3,582   200,000           22       3,582     200,000
   5       4,450    6,072    9,632   200,000     11,623    15,183   200,000       17,936      21,496     200,000
   10      4,450    9,875   12,100   200,000     30,437    32,662   200,000       54,495      56,720     200,000
   20      4,450       0         0         0     76,989    76,989   200,000      210,742     210,742     225,494
@ Age 70   4,450    3,957    3,957   200,000     52,787    52,787   200,000      112,958     112,958     200,000
@ Age 85   4,450       0         0   200,000    135,166   135,166   200,000      650,426     650,426     682,948
@ Age 90   4,450       0         0   200,000    208,321   208,321   218,738    1,086,640   1,086,640   1,140,972

* Policy lapses in policy year 17 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                ----------------------------
                                Signature of Representative
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                         GUARANTEED CHARGES                        CURRENT CHARGES
                       ------------------------------------------------------  ------------------------
END                         0.00% (-.75% NET)          12.00% (11.25% NET)       12.00% (11.25% NET)
 OF          PREMIUM     CASH       FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 1     56     4,450          0      3,146  200,000       22   3,582  200,000       22   3,582  200,000
 2     57     4,450      1,484      5,044  200,000    2,710   6,270  200,000    3,883   7,443  200,000
 3     58     4,450      3,219      6,779  200,000    5,548   9,108  200,000    8,106  11,666  200,000
 4     59     4,450      4,747      8,307  200,000    8,512  12,072  200,000   12,758  16,318  200,000
 5     60     4,450      6,072      9,632  200,000   11,623  15,183  200,000   17,936  21,496  200,000
 6     61     4,450      7,153     10,713  200,000   14,861  18,421  200,000   23,700  27,260  200,000
 7     62     4,450      7,990     11,550  200,000   18,251  21,811  200,000   30,072  33,632  200,000
 8     63     4,450      8,964     12,079  200,000   22,199  25,314  200,000   37,509  40,624  200,000
 9     64     4,450      9,608     12,278  200,000   26,265  28,935  200,000   45,626  48,296  200,000
10     65     4,450      9,875     12,100  200,000   30,437  32,662  200,000   54,495  56,720  200,000
11     66     4,450      9,717     11,497  200,000   34,702  36,482  200,000   64,147  65,927  200,000
12     67     4,450      9,103     10,438  200,000   39,071  40,406  200,000   74,684  76,019  200,000
13     68     4,450      7,978      8,868  200,000   43,539  44,429  200,000   86,257  87,147  200,000
14     69     4,450      6,301      6,746  200,000   48,122  48,567  200,000   98,969  99,414  200,000
15     70     4,450      3,957      3,957  200,000   52,787  52,787  200,000   112,958 112,958 200,000
16     71     4,450        786        786  200,000   57,489  57,489  200,000   128,315 128,315 200,000
17     72     4,450     LAPSED     LAPSED   LAPSED   62,294  62,294  200,000   145,415 145,415 200,000
18     73     4,450                                  67,161  67,161  200,000   164,614 164,614 200,000
19     74     4,450                                  72,064  72,064  200,000   186,373 186,373 203,147
20     75     4,450                                  76,989  76,989  200,000   210,742 210,742 225,494

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                           MONY Custom Equity Master

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                         GUARANTEED CHARGES                              CURRENT CHARGES
                       ------------------------------------------------------   ---------------------------------
END                       0.00% (-.75% NET)          12.00% (11.25% NET)               12.00% (11.25% NET)
 OF          PREMIUM    CASH    FUND    DEATH     CASH      FUND      DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY    VALUE   VALUE   PROCEEDS   VALUE     VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
21     76     4,450                               81,941    81,941   200,000      237,815     237,815     249,705
22     77     4,450                               86,938    86,938   200,000      267,737     267,737     281,124
23     78     4,450                               92,034    92,034   200,000      300,798     300,798     315,838
24     79     4,450                               97,276    97,276   200,000      337,313     337,313     354,179
25     80     4,450                              102,707   102,707   200,000      377,628     377,628     396,509
26     81     4,450                              108,383   108,383   200,000      422,118     422,118     443,224
27     82     4,450                              114,349   114,349   200,000      471,195     471,195     494,755
28     83     4,450                              120,689   120,689   200,000      525,309     525,309     551,574
29     84     4,450                              127,541   127,541   200,000      584,889     584,889     614,133
30     85     4,450                              135,166   135,166   200,000      650,426     650,426     682,948
31     86     4,450                              143,974   143,974   200,000      722,446     722,446     758,568
32     87     4,450                              154,611   154,611   200,000      801,493     801,493     841,568
33     88     4,450                              168,077   168,077   200,000      888,108     888,108     932,513
34     89     4,450                              185,906   185,906   200,000      982,944     982,944   1,032,091
35     90     4,450                              208,321   208,321   218,738    1,086,640   1,086,640   1,140,972
36     91     4,450                              232,693   232,693   244,328    1,199,747   1,199,747   1,259,734
37     92     4,450                              259,860   259,860   270,254    1,325,521   1,325,521   1,378,541
38     93     4,450                              290,303   290,303   299,012    1,465,997   1,465,997   1,509,977
39     94     4,450                              324,616   324,616   331,108    1,623,763   1,623,763   1,656,238
40     95     4,450                              363,569   363,569   367,205    1,801,874   1,801,874   1,819,892
41     96     4,450                              406,484   406,484   410,549    1,998,843   1,998,843   2,018,832
42     97     4,450                              453,591   453,591   458,127    2,216,661   2,216,661   2,238,828
43     98     4,450                              504,850   504,850   509,899    2,457,414   2,457,414   2,481,988
44     99     4,450                              560,697   560,697   566,304    2,723,440   2,723,440   2,750,674
45     100    4,450                              622,221   622,221   628,444    3,017,144   3,017,144   3,047,315

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared on: 09/10/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                                    PART II

                   (INFORMATION NOT REQUIRED IN A PROSPECTUS)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

     The Amended and Restated By-Laws of MONY Life Insurance Company ("MONY") provide, in Article XV as follows:

          Each person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a trustee, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the law of the State of New York and in the manner prescribed therein. To this end, and as authorized by Section 722 of the Business Corporation Law of the State of New York, the Board may adopt all resolutions, authorize all agreements and take all actions with respect to the indemnification of directors and officers, and the advance payment of their expenses in connection therewith.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATIONS RELATING TO SECTION 26 OF
                       THE INVESTMENT COMPANY ACT OF 1940

     The Registrant and MONY Life Insurance Company represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

        The Facing Sheet.

        Cross-Reference to items required by Form N-8B-2.

     Prospectus consisting of __ pages.

     The Undertaking to file reports.

     The signatures.

     Written consents of the following persons:

        a. Frederick C. Tedeschi, Vice President and Chief
           Counsel -- Operations, MONY Life Insurance Company

        b. Evelyn Peos, FSA

        c. PricewaterhouseCoopers LLP, Independent Accountants

     The following exhibits:

     1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

        (1) Resolution of the Board of Trustees of The Mutual Life Insurance Company of New York authorizing establishment of MONY Variable Account L, filed as Exhibit 1 (1) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 17, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated herein by reference.

        (2) Not applicable.

        (3) (a) Underwriting Agreement between The Mutual Life Insurance Company of New York, MONY Series Fund, Inc., and MONY Securities Corp., filed as Exhibit 1 (3) (a) to Registration Statement on Form S-6, dated November 9, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated by referenced herein.

           (b) Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.

           (c) Commission schedule [to be filed by Amendment]

        (4) Not applicable.

        (5) Form of policy [to be filed by Amendment]

        (6) Amended and Restated Charter and Amended and Restated By-Laws of MONY Life Insurance Company are filed herewith as Exhibit 1.(6).

        (7) Not applicable.

        (8) (a) Form of agreement to purchase shares. [to be filed by Amendment]

           (b) Amended Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective amendment No. 14 to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.

               Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Quest for Value Advisors, as sub-advisor, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.

           (c) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as
               Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.

        (9) Not applicable.

        (10) Application Form for Flexible Premium Variable Universal Life Insurance Policy [to be filed by Amendment]

     2. Opinion and consent of Frederick C. Tedeschi, Vice President and Chief Counsel -- Operations, MONY Life Insurance Company, as to legality of the securities being registered [to be filed by Amendment]

     3. Not applicable.

     4. Not applicable.

     5. Not applicable.

     6. Opinion and consent of Evelyn L. Peos, FSA, as to actuarial matters [to be filed by Amendment]

     7. Consent of PricewaterhouseCoopers LLP as to financial statements of MONY Variable Account L and of MONY Life Insurance Company [to be filed by Amendment]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY Variable Account L of MONY Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 29th day of January, 1999.

                                          MONY VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY

                                          By:      /s/ MICHAEL I. ROTH
                                            ------------------------------------
                                            Michael I. Roth, Director, Chairman
                                                              of
                                               the Board and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                                 DATE
                      ---------                                                 ----
                 /s/ MICHAEL I. ROTH
-----------------------------------------------------
                   Michael I. Roth
   Director, Chairman and Chief Executive Officer                         January 29, 1999

                 /s/ SAMUEL J. FOTI
-----------------------------------------------------
                   Samuel J. Foti
   Director, President and Chief Operating Officer                        January 29, 1999

                /s/ KENNETH M. LEVINE
-----------------------------------------------------
                  Kenneth M. Levine
    Director, Executive Vice President and Chief
                 Investment Officer                                       January 29, 1999

                /s/ RICHARD DADDARIO
-----------------------------------------------------
                  Richard Daddario
Executive Vice President and Chief Financial Officer                      January 29, 1999

              /s/ PHILLIP A. EISENBERG
-----------------------------------------------------
                Phillip A. Eisenberg
       Senior Vice President and Chief Actuary                            January 29, 1999

                /s/ THOMAS J. CONKLIN
-----------------------------------------------------
                  Thomas J. Conklin
         Senior Vice President and Secretary                              January 29, 1999

-----------------------------------------------------
               Claude M. Ballard, Jr.*
                      Director                                            January 29, 1999

-----------------------------------------------------
                   Tom H. Barrett*
                      Director                                            January 29, 1999

-----------------------------------------------------
                   David L. Call*
                      Director                                            January 29, 1999

-----------------------------------------------------
                  G. Robert Durham*
                      Director                                            January 29, 1999

                      SIGNATURE                                                 DATE
                      ---------                                                 ----
-----------------------------------------------------
                  James B. Farley*
                      Director                                            January 29, 1999

-----------------------------------------------------
                Robert Holland, Jr.*
                      Director                                            January 29, 1999

-----------------------------------------------------
                  James L. Johnson*
                      Director                                            January 29, 1999

-----------------------------------------------------
                  Robert R. Kiley*
                      Director                                            January 29, 1999

-----------------------------------------------------
                   John R. Meyer*
                      Director                                            January 29, 1999

-----------------------------------------------------
                  Jane C. Pfeiffer*
                      Director                                            January 29, 1999

-----------------------------------------------------
                 Thomas C. Theobald*
                      Director                                            January 29, 1999

             *By: /s/ THOMAS J. CONKLIN
-----------------------------------------------------
                  Thomas J. Conklin
                  Attorney In Fact                                        January 29, 1999

                                 EXHIBIT INDEX


    1.(6)    Amended and Restated Charter and Amended and Restated
             By-Laws of MONY Life Insurance Company